EXHIBIT 99.2

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

TECHNICAL REPORT
MAIDEN RESOURCE ESTIMATE PINION PROJECT
Elko County, Nevada USA

Prepared For:	Gold Standard Ventures Corp. Suite 610 – 815 West Hastings Street Vancouver, BC V6C 1B4 Canada

Prepared By:	Michael B. Dufresne, M.Sc., P.Geol., P.Geo. Steven J. Nicholls, BA.Sc., MAIG Andrew J. Turner, B.Sc., P.Geol. APEX Geoscience Ltd. Suite 200, 9797-45th Ave. Edmonton, Alberta, Canada T6E 5V8

Effective Date:             October 24th, 2014

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table  of Contents

1.0	SUMMARY	1
2.0	INTRODUCTION	8
2.1	General	8
2.2	Terms of Reference	8
2.3	Units of Measure	10
3.0	RELIANCE ON OTHER EXPERTS	10
4.0	PROPERTY DESCRIPTION AND LOCATION	11
4.1	Description and Location	11
4.2	Royalties and Agreements and Terms of Pinion Acquisition	14
4.3	Environmental Liabilities and Permits	17
4.3.1	Railroad Plan of Operations	17
4.3.2	Notice Level	17
4.3.3	Private Land Disturbance	17
4.3.4	Water Pollution Control Permit	17
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	20
5.1	Accessibility	20
5.2	Site Topography, Elevation and Vegetation	20
5.3	Climate	20
5.4	Local Resources and Infrastructure	21
6.0	HISTORY	21
6.1	Pinion Historic Exploration	21
6.2	Pinion Historic Drilling	23
6.3	Pinion Historic Resource Estimates	29
7.0	GEOLOGICAL SETTING AND MINERALIZATION	33
7.1	Regional Geology	33
7.2	Local Geology	37
7.2.1	Railroad Geology	37
7.2.2	Pinion Geology	42
7.3	Mineralization	43
7.3.1	Pinion Deposit Area	43
7.3.2	Dark Star Area	44
8.0	DEPOSIT TYPES	47
9.0	EXPLORATION	48
9.1	Geologic Mapping	48
9.2	Geophysics	49
9.2.1	Gravity	49
9.3	Geochemistry	52
9.4	2013 Pinion Field Visit and Confirmation Sampling	53
10.0	DRILLING	55
10.1	Phase 1 Drilling and Drill Collars	55
10.2	Down Hole Surveys	56
10.3	Geological Logging	58
10.4	Drilling Results	58
10.5	Re-logging of Historic RC Chips and Drill Core	61
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	69

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

11.1	Core	69
11.2	Reverse-circulation cuttings	70
12.0	DATA VERIFICATION	70
12.1	Non-Analytical Data Verification and QAQC	70
12.1.1	Collar Locations and Elevations	70
12.1.2	Drill Logs	71
12.1.3	Down Hole Surveys	71
12.2	Analytical QA/QC Program	72
12.2.1	Standard Reference Materials	72
12.2.2	2014 QAQC Data	72
12.2.3	Blanks	73
12.2.4	Duplicate Core Sample Assays	77
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	77
13.1	1987-1990 Teck Test Work	77
13.2	1992 Crown Resources Test Work	77
13.3	1994 Cyprus Test Work	78
13.4	2004 Royal Standard Minerals	78
14.0	MINERAL RESOURCE ESTIMATES	80
14.1	Introduction	80
14.2	Data	80
14.2.1	Drillhole Database Validation	80
14.2.2	MICROMINE Database	81
14.3	Lithological Model/Lode Interpretation	83
14.3.1	Data Summary and Histograms	84
14.3.2	Data Type Comparison	87
14.4	Quality Control (2014 Drilling)	89
14.5	Drillhole Flagging and Compositing	90
14.6	Top Cut Capping	92
14.7	Grade Continuity	94
14.8	Search Ellipsoids	98
14.9	Bulk Density (Specific Gravity)	99
14.10	Block Model Extents and Block Size	100
14.11	Grade Estimation	101
14.12	Expected Recovery and Metal Prices	102
14.13	Model Validation	103
14.13.1	Visual Validation	103
14.13.2	Statistical Validation	104
14.13.3	Northing Comparison	105
14.13.4	Easting Comparison	106
14.14	Resource Classification	107
14.15	Evaluation of Reasonable Prospects for Economic Extraction	108
14.16	Mineral Resource Reporting	109
15.0	ADJACENT PROPERTIES	112
15.1	Rain	112
15.2	Emigrant	113
15.3	Pony Creek Property	114
15.4	Dixie Creek Property	114
16.0	OTHER RELEVANT DATA AND INFORMATION	114
17.0	INTERPRETATION AND CONCLUSIONS	114
18.0	RECOMMENDATIONS	118

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

19.0	REFERENCES	121
CERTIFICATE OF QUALIFIED PERSON		126
CERTIFICATE OF QUALIFIED PERSON		127
CERTIFICATE OF QUALIFIED PERSON		128

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figures

Figure 2.1: Project Location Map.	9
Figure 4.1: Railroad – Pinion Property Map.	12
Figure 4.2: Pinion Project Subsurface Mineral Interest Property Map.	13
Figure 4.3: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty Encumbrances.	15
Figure 4.4: Property Map Summarizing the Railroad – Pinion Net Profit Royalty Encumbrances.	16
Figure 4.5: Property Map with Railroad and Pinion Plan of Operations (PoO’s).	18
Figure 4.6: Property Map for the Railroad – Pinion Project Showing Surface Ownership.	19
Figure 6.1: Historic (Pre-2010) Soil Samples Railroad – Pinion Project.	24
Figure 6.2: Historic (Pre-2010) Rock Samples Railroad – Pinion Project.	25
Figure 6.3: Historic Drillholes for the Railroad - Pinion Property.	27
Figure 6.4: Highest Assay in Drill Holes at the Railroad - Pinion Property.	28
Figure 7.1a: Regional Geology of the Carlin Area (after Hunsaker, 2010).	34
Figure 7.1b: Legend for Regional Geology of the Carlin Area (after Hunsaker, 2010).	35
Figure 7.2: Longitudinal Section Illustrating the Four Igneous Cored Domes on the Carlin Trend.	36
Figure 7.3a: Property Geology (After Smith and Ketner, 1978).	39
Figure 7.3b: Legend for Property Geology (After Smith and Ketner, 1978) .	40
Figure 7.4: Railroad – Pinion Project Stratigraphic Column.	41
Figure 7.5: Pinion Area Local Geology and Schematic Cross Section Locations.	45
Figure 7.6: Pinion Schematic Cross Section S1.	45
Figure 7.7: Pinion Schematic Cross Section S2.	46
Figure 7.8: Pinion Schematic Cross Section S3.	46
Figure 9.1: Pinion Local Geology, Exploration in 2014 and Mineralized Zones.	50
Figure 9.2: Railroad – Pinion Residual Gravity Survey Data for the Pinion Project and Mineralized Zones (after Wright, 2014).	51
Figure 10.1: Pinion Area Gold Prospects and 2014 Drill Holes.	57
Figure 10.2: Gold Standard 2014 Pinion Project Drill Holes.	59
Figure 10.3: Pinion Project Cross-Section Locations on Residual Gravity.	62
Figure 10.4: Pinion Gold Bearing Multi-lithic Breccia in Drill Core.	64
Figure 10.5: Pinion Cross Section 4478800N.	66
Figure 10.6: Pinion Cross Section 4479000N.	66
Figure 10.7: Pinion Cross Section 4479300N.	67
Figure 10.8: Pinion Wireframed Faults with Drill Holes and Topography.	67
Figure 10.9: Pinion 3D Model of Wireframed Gold Zones (lodes) and Faults within a Pit Shell.	68
Figure 12.1: 2014 Blank (Pulp) Assays.	74
Figure 12.2: Assay Data for Standard 0.04 ppm Au (MEG-Au.10.02).	74
Figure 12.3: Assay Data for Standard 0.07 ppm Au (MEG-Au.10.04).	75
Figure 12.4: Assay Data for Standard 0.11 ppm Au (MEG-Au.11.19).	75
Figure 12.5: Assay Data for Standard 1.3 ppm Au (MEG-S107005X).	76
Figure 12.6: Assay Data for Standard 4.0 ppm Au (MEG-Au.11.29).	76
Figure 13.1: Average SG values by Trench (2004 Pinion trench samples).	79
Figure 14.1: Pinion Geological interpretation of 4479100 N cross section (looking north, +/-25 m).	82

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 14.2: Histogram of the un-composited gold assay dataset constrained within the lodes.	85
Figure 14.3: Probability Plot of the un-composited gold assay dataset constrained within the lodes.	85
Figure 14.4: Histogram of the un-composited silver assay dataset constrained within the lodes.	86
Figure 14.5: Probability Plot of the un-composited silver assay dataset constrained within the lodes.	86
Figure 14.6: Q-Q Plot of 2014 drilling and pre - 2014 historic drilling.	88
Figure 14.7: GSV 2014 twin drilling of PIN14-01 and PIN14-08.	89
Figure 14.8: Histogram of sample length for the Pinion un-composited assay file situated within the mineralization model.	91
Figure 14.9: Log Probability plot of the gold composites situated within the lodes.	93
Figure 14.10: Log histogram of the gold composites situated within the lodes.	93
Figure 14.11: Log Probability plot of the silver composites situated within the lodes.	94
Figure 14.12: Log histogram of the silver composites situated within the lodes.	94
Figure 14.13: Variograms in all three directions for the composited gold sample data.	95
Figure 14.14: Variograms in all three directions for the composited silver sample data.	97
Figure14.15: Pinion water displacement density comparison of sealed (wax coated) versus unsealed samples.	100
Figure 14.16: Cross Section 4479000 N (+/- 25 m) showing Pinion block grade (gold g/t) versus composited sample grade.	103
Figure 14.17: Cross Section 4479200 N (+/- 25 m) showing Pinion block grade (gold g/t) versus composited sample grade.	104
Figure 14.18: SWATH plot of average gold and silver grades for the composited sample grade versus the calculated grade for the block model by lode.	104
Figure 14.19: Northing SWATH plot of sample composite average grade versus estimated grade in the block model for gold and silver.	105
Figure 14.20: Easting SWATH plot of sample composite average grade versus estimated grade in the block model for gold and silver.	106
Figure 14.21: Pinion 3D Model of the ID2 Block Model within the $1,250/ounce of Gold Pit Shell.	110

Tables

Table 1.1: Pinion 2014 Drill Intersection Assay Highlights.	3
Table 1.2: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.	5
Table 1.3: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.	6
Table 6.1: Summary of Historic Exploration on the Pinion Property (after DeMatties, 2003)	22
Table 6.2: Historic Drill Holes Found in RSM Data (after McCusker and Drobeck, 2012).	26
Table 6.3: Assay Intercept Highlights for Pinion Drilling 1981 to 2007 (na = assays not available).	30
Table 6.4: Summary of Pinion Prospect Historic Resource Estimates (Section 22, T30N, R53E).	31
Table 6.5: Summary of 1995 Cyprus Metals’ Historic Resource Estimates for the Pinion Prospect (Sections 22 and 27, T30N, R53E).	31

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 6.6: Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).	33
Table 7.1: Formation Correlation Table.	38
Table 9.1: Pinion Area 2014 Rock Channel Samples.	53
Table 9.2: Pinion Project 2013 Confirmation Samples.	54
Table 10.1: Gold Standard 2014 Project Drill Holes.	56
Table 10.2: Significant Drill Hole Intercepts – Pinion Gold Deposit.	60
Table 12.1: Standard Reference Materials Inserted Into the 2014 Pinion Project Drill Assay Sample Stream.	72
Table 12.2: 2014 Pinion Drill Program Samples.	73
Table 13.1: Summary of Teck Bottle Roll Tests (TC and TCT holes).	77
Table 13.2: Pinion Surface Bulk Sample Leach Testing.	78
Table 14.1: Summary statistics for un-composited gold and silver assay data constrained within the lodes.	87
Table 14.2: Comparison of 2014 and Historical Twinned Drillhole Mineralized Zones.	88
Table 14.3: Sample length statistics for the Pinion un-composited assay file situated within the mineralization model.	90
Table 14.4: Comparison of gold grade of raw un-composited grade versus the final composited sample file for Pinion.	91
Table 14.5: Comparison of silver grade of raw un-composited grade versus the final composited sample file for Pinion.	92
Table 14.6: Semi-variogram parameters for the composited gold and silver mineralization.	95
Table 14.7: Search ellipsoid orientation for the Pinion estimation.	98
Table14.8: Pinion density dataset breakdown by formation.	99
Table14.9: Block model extents and cell dimensions for the Pinion block model.	101
Table 14.10: Block model versus wireframe volume comparison.	101
Table 14.11: Estimation and search ellipsoid criteria for the Pinion resource calculation.	102
Table 14.12: Calculated grade (0% lower cut-off) of model versus composited average sample grades by lode for the Pinion estimation.	103
Table14.13: Pinion Classification Criteria.	108
Table14.14: Parameters Used for Whittle Pit Optimization Studies.	109
Table 14.15: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.	111
Table 14.16: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.	112
Table 17.1: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.	117
Table 17.2: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.	118
Table 18.1: Pinion Deposit area recommended exploration plan and estimated budget.	120

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Appendices

Appendix 1: List of Units, Abbreviations and Measurements	AT END
Appendix 2: Detailed Property Description	AT END
Appendix 3: Assay Certificates for 2013 Pinion Rock and Core Sampling	AT END

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

1.0	SUMMARY

Gold Standard Ventures Corp.’s (“Gold Standard” or the “Company” or “GSV”) Railroad and Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada.  More than 40 separate gold deposits have been delineated along the Carlin Trend where past production exceeds 80 million ounces of gold (Muntean, 2014).  The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits.

Gold Standard controls a significant and largely contiguous land position of about 28,553 gross acres (11,555 hectares) in Elko County, Nevada referred to as the Railroad and Pinion Project.  This Technical Report is intended to summarize recent work from early 2014 through to September, 2014 at the Pinion portion of the Project including drilling, and other exploration activities by GSV culminating in a maiden resource estimate for the Pinion Gold Deposit.  Recently (see GSV News Release dated March 5th, 2014), GSV acquired the portions of the Pinion Gold Project that it did not control but were controlled by Scorpio Gold Corporation (“Scorpio”).

The Railroad and Pinion Project are in the Piñon Range in the Railroad Mining District of northeastern Nevada.  The Project consists of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres (5,904 hectares) that are owned 100 percent (%) as patented or unpatented lode claims, and a further 13,965 gross acres (5,651 hectares) in subsurface mineral rights for private lands.  The private land ownership ranges from 49.2% to 100% yielding a net position of 12,031 acres (4,869 hectares) of subsurface mineral rights for the private lands within the Railroad and Pinion Project Area. The Company is pursuing the minority interests in the key private land parcels.  The subsurface minerals rights for the private lands are held under contractual arrangement via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts.  The Pinion portion of the Project is comprised of a total of 8,416 gross acres (3,382 hectares) of controlled subsurface mineral interests with ownership ranging from 49.2% to 100%..

The Railroad Mining District was intermittently active with copper, lead, silver, zinc, and gold production from 1869 until the early 1960’s.  Modern exploration began in the late 1960’s.  Since that time fifteen companies have preceded GSV completing district-wide exploration including surface mapping, geochemical sampling and drilling at the Railroad and Pinion Project areas. Details of this historic exploration including the collection of more than 3,500 rock samples, 6,200 soil samples and the completion of 382 drill holes is described in detail by Hunsaker  (2010, 2012a,b), Shaddrick (2012) and Koehler et al. (2014).

Exploration work completed by Gold Standard since 2010 at the Railroad Project has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the following styles of mineralization have been identified at the Railroad Project: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014).

Detailed discussion of the results of the exploration programs conducted by GSV at the Railroad Project from 2010 to early 2014 are provided by Hunsaker  (2010, 2012a,b), Shaddrick (2012) and Koehler et al. (2014). Gold Standard has collected more than 2,500 rock samples and 1,400 soil samples, and has completed geological mapping along with extensive gravity and Controlled Source Audio-Frequency Magnetotelluric (CSAMT) surveys culminating in the drilling of  110 drill holes.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Gold Standard’s work at the railroad Project through to early 2014 has identified thirteen target areas that warrant further work and are primarily focused on gold, but also include silver, copper, lead and zinc.  Eight of these targets have been drilled by Gold Standard.  Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to formally establish or estimate a mineral resource any mineral resources at this time.

Drill results during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion Target, and identified new mineralized zones at the Bald Mountain and Central Bullion targets. Drilling at North Bullion has been focused on expanding a zone of gold mineralization within the “lower collapse breccia” where, in the opinion of the authors of this Technical Report, sufficient data now exists to warrant an initial mineral resource estimate.  Continued drilling on the Bald Mountain and Central Bullion Targets is also warranted based on early-stage drill results.  Early-stage results from other target areas indicate that additional geologic work and drilling is also warranted on the Railroad Project (Koehler et al., 2014)

In January, 2014, Gold Standard announced that it entered into an agreement with Scorpio to acquire the remaining portion of the highly prospective Pinion Project area which is contiguous to the south end of the Company’s Railroad Gold Project. The acquisition of Scorpio’s complete Pinion land position, where GSV previously held a minority interest in several sections including portions of the Pinion Gold Deposit, completes the Company’s efforts to consolidate the mineral rights for the greater Railroad District under a single operator. The acquisition of a 100% interest in the Pinion Gold Deposit and large portions of the surrounding area represents an important near surface exploration target.

The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont’s currently producing Emigrant Mine located approximately 11 miles (17 kilometers) to the north. The Pinion Gold Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts Gold Standard’s North Bullion discovery at the Railroad Project. Similar to the Emigrant Deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the contact between Mississippian siliciclastic rocks and the underlying Devonian Devils Gate Formation limestone. Based upon a detailed review of the Pinion drill hole database, the Pinion Gold Deposit has grade similar in tenor if not slightly higher to that of Newmont’s Emigrant Deposit, along with significant amounts of silver. The Pinion Gold Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface.

During 2014, GSV initiated a re-logging and re-sampling program of historic Pinion area reverse circulation (RC) drill hole chips and historic drill core, along with the completion of a 13 hole drilling program designed to provide confidence in the existing drill hole database as well as test certain concepts such as the presence of faults and thickened stratabound mineralization in and around certain fault structures.

The Phase 1 2014 drill program results met the three key objectives of the program: verifying historic drill data, expanding the previously known limits of the gold mineralization and confirming the key elements of  GSV’s new geological model for mineralization.

The main gold host, a multi-lithic, dissolution collapse breccia, was intersected in all 2014 drill holes.  Gold mineralization is continuous and widespread within this highly permeable, silicified and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick, bedded calcarenite of the underlying Devonian Devil’s Gate Formation. Highlights of the 2014 Pinion Deposit drill holes are provided in Table 1.1.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 1.1: Pinion 2014 Drill Intersection Assay Highlights.

Drillhole	Au (ppm)	Au (opt)	Ag (ppm)	Ag (opt)	Width (m)	Width (ft)	From (m)	To (m)	From (ft)	To (ft)
PIN14-01	0.89	0.03	8.97	0.26	69.80	229	1.52	71.32	5	234
including	2.31	0.07	16.52	0.48	7.32	24	9.75	17.07	32	56
PIN14-02	0.44	0.01	1.07	0.03	15.24	50	18.29	33.53	60	110
including	0.72	0.02	1.52	0.04	7.62	25	18.29	25.91	60	85
including	1.51	0.04	2.65	0.08	3.05	10	18.29	21.34	60	70
PIN14-03	0.29	0.01	1.23	0.04	7.62	25	54.86	62.48	180	205
PIN14-04	0.30	0.01	2.06	0.06	18.29	60	39.62	57.91	130	190
PIN14-05	1.01	0.03	0.36	0.01	39.62	130	121.92	161.54	400	530
including	1.46	0.04	4.88	0.14	24.38	80	124.97	149.35	410	490
and	0.39	0.01	2.80	0.08	53.34	175	231.65	284.99	760	935
PIN14-06	1.30	0.04	11.49	0.34	30.18	99	41.76	71.93	137	236
including	1.89	0.06	16.46	0.48	19.20	63	41.76	60.96	137	200
including	5.96	0.17	46.92	1.37	4.57	15	52.43	57.00	172	187
PIN14-07	1.23	0.04	10.49	0.31	12.19	40	140.21	152.40	460	500
PIN14-08	1.23	0.04	18.93	0.55	36.58	120	10.67	47.24	35	155
including	5.63	0.16	10.02	0.29	5.03	16.5	38.56	43.59	126.5	143
PIN14-09	0.42	0.01	3.94	0.11	15.24	50	138.68	153.92	455	505
PIN14-10	0.57	0.02	7.35	0.21	25.91	85	115.82	141.73	380	465
PIN14-11	0.89	0.03	7.65	0.22	65.53	215	108.20	173.74	355	570
including	2.51	0.07	15.23	0.44	13.72	45	112.78	126.49	370	415
PIN14-12	0.77	0.02	7.57	0.22	48.31	158.5	66.29	114.60	217.5	376
including	0.91	0.03	9.01	0.26	39.32	129	70.41	109.73	231	360
including	1.33	0.04	12.75	0.37	16.92	55.5	70.41	87.33	231	286.5
including	2.13	0.06	14.02	0.41	7.01	23	70.41	77.42	231	254
PIN14-13	0.81	0.02	11.25	0.33	21.34	70	172.21	193.55	565	635
including	1.66	0.05	20.12	0.59	6.10	20	181.36	187.45	595	615

Results from the 2014 drilling confirm that the collapse breccia hosted oxide gold zone at Pinion is very widespread and continuous with the system remaining open in several directions.  The intercepts in PIN14-06 and PIN14-11 demonstrate that breccia development and mineralization thicken and strengthen adjacent to high angle fault zones and fault intersections.

Based upon a thorough review and validation of the existing historic drill hole database combined with the 2014 drilling the authors of this Technical Report (and GSV) concluded that the drill hole spacing, the overall density of drilling and associated drill hole data, along with the continuity of intersected gold mineralization is of sufficient quality to conduct an NI 43-101 mineral resource estimate for the Pinion Gold Deposit

The statistical analysis, geological modelling and resource estimation discussed in this Technical Report were performed by Mr. Steven Nicholls, BA Sc., M AIG, under the direct supervision of Mr. Michael Dufresne, M.Sc., P. Geol., P.Geo., both of whom are with APEX.  Both are Qualified Persons as defined by National Instrument (NI) 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using MICROMINE (v14.0.6), a commercially available resource estimation and mine planning software.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Pinion Mineral Resource estimate is reported in accordance with the Canadian Securities Administrators NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 27th, 2010. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in this Technical Report will be converted into a mineral reserve in the future.

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. The Pinion resource modeling utilized 392 drill holes that were completed from 1981 to 2014. Mr. Dufresne visited the property in May, 2013, April, 2014 and October, 2014 in order to verify and validate the historic drill hole database and to verify the drilling of the recently completed 2014 core and RC holes completed by GSV.  Over the period of the last 8 months, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the entire Pinion drill hole database. It is the opinion of the authors of this Technical Report that the drill hole database is deemed of good enough quality to create an accurate geological interpretation and model, including the construction of mineralization wireframes, and complete a statistical analysis and resource estimate.

The predominantly oxide gold-silver mineralization has been estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface.  There is little to no significant overburden present at the Pinion Gold Deposit.  Grade was estimated into a block model with parent block size of 10 m (X) by 10 m (Y) by 3 m (Z) and sub-blocked down to 5 m (X) by 5 m (Y) by 1 m (Z).  A total of 171 density measurements made during 2014 on diamond drill core samples. These measurements in combination with historic results yield an average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multi-lithic collapse breccia.  Grade estimation of gold and silver was performed using the Inverse Distance squared (ID2) methodology.  The indicated and inferred resources are constrained within a drilled area that extends approximately 2.3 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface.

The 2014 Pinion mineral resource has been classified as comprising both Indicated and Inferred resources according to the CIM definition standards. The classification of the Pinion Indicated and Inferred Mineral Resource was based on geological confidence, data quality and grade continuity.  The most relevant factors used in the classification process were:

•	Drill hole spacing density.
•
Level of confidence in the geological interpretation, which is a result of the extensive re – logging of drill chips.  The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity.

•	Estimation parameters i.e. continuity of mineralization
•	Proximity to the recently completed 2014 drill holes.

All mineral resources reported are reported within an optimized pit shell using the $US1,250/ounce for gold and $US21.50/ounce for silver.  The volume and tonnage for the reported resources within the $1,250/ounce of gold optimized pit shell represents approximately 82% of the total tonnage of the unconstrained block model (utilizing a lower cutoff of 0.1 g/t Au).

Date: October 24, 2014	4

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Mineral Resource Estimates are reported at a range of gold cut-offs grades in Table 1.2 and Table 1.3 for both Indicated and Inferred categories, for gold and silver respectively.  No portion of the current mineral resource has been assigned to the “Measured” category.  The Pinion Indicated and Inferred Mineral Resource uses a lower cut-off grade of 0.14 g/t Au, which is constrained within an optimised pit shell and includes an Indicated Mineral Resource of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold and an additional Inferred Mineral resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold.  The base case cut-off of 0.14 g/t Au is highlighted in each table.  Other cut-off grades are presented for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analysis. The current reported mineral resource reports only oxide mineral resources.

Table 1.2: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.

Classification*	Au Cutoff (grams per tonne)	Tonnage (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)****
Indicated	0.1	20.85	0.63	423,000
	0.14***	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000

Inferred	0.1	56.82	0.56	1,026,000
	0.14***	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

Date: October 24, 2014	5

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Mineral Resource Estimate for silver was constrained to the gold block model. Based upon the extent of sample data and the statistics for silver the current mineral resource was classified as entirely an Inferred Mineral Resource using the lower cutoff grade of the gold block model and constrained within the optimized pit shell that utilizes a price of $US1,250 per ounce of gold and $US21.50 per ounce of silver. The Pinion Inferred Mineral Resource for silver consists of 76.77 million tonnes at 3.82 g/t Ag for 9.43 million ounces of silver (Table 1.3).

Table 1.3: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.

Classification*	Au Cutoff (grams per tonne)	Tonnage (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)****
Inferred	0.1	77.66	3.79	9,474,000
	0.14***	76.77	3.82	9,430,000
	0.2	74.64	3.87	9,290,000
	0.3	65.35	4.05	8,509,000
	0.4	52.49	4.24	7,163,000
	0.5	40.24	4.39	5,684,000
	0.6	29.49	4.47	4,243,000
	0.7	21.20	4.51	3,076,000
	0.8	14.84	4.54	2,165,000
	0.9	9.74	4.52	1,415,000
	1.0	6.26	4.45	896,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

At the Pinion Project area, further drilling is recommended in order to expand upon and upgrade the confidence in the current NI 43-101 oxide mineral resources for the Pinion Gold Deposit.  Several areas of potential shallow oxide gold mineralization remain to be tested at the south and southeast end of the deposit and at the north end of the deposit. Drill testing of the Dark Star prospect and structural trend is also recommended.  Additional metallurgical test work is recommended for the Pinion Gold Deposit.  This work should be performed on materials resulting from the recommended drill program as well as on archived drill core recently acquired by Gold Standard. Further field work comprising geological, geochemical and geophysical surveys is recommended for the Pinion Deposit area where there are data gaps and for the remainder of the Pinion Project area with particular attention paid to the Dark Star prospect east of the Pinion Gold Deposit and the JR Butte-Papoose trend located west-southwest of the Pinion Deposit.

At present, ground geophysical surveys are somewhat discontinuous.  Given the effectiveness of detailed gravity, magnetic and electromagnetic techniques in identifying structures that may be associated with gold mineralization on the property and the recent expansion of the Project area, it is recommended that Gold Standard consider conducting a detailed magnetic and, possibly, an electromagnetic airborne geophysical survey over the entire project area in order to assist with the delineation of structural targets. Further ground gravity and CSAMT surveys are strongly recommended.

Date: October 24, 2014	6

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The authors recommend a total of 36,576 m (120,000 feet) of a combination of RC and core drilling in phased drilling at the Pinion Gold Deposit and at a variety of targets across Gold Standard’s Pinion Project area for a total cost of $US7,200,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to and updated resource estimate and preliminary engineering and environmental studies. The estimated cost to conduct these studies is $US1,300,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of $US9,350,000.

Date: October 24, 2014	7

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

2.0           INTRODUCTION

2.1           General

Gold Standard Ventures Corp. (Gold Standard or “GSV”) is a Vancouver-based mineral exploration Company, listed on the Toronto Venture Exchange (TSX.V:GSV) in Canada and on the New York Stock exchange (NYSE MKT:GSV) in the United States.

The Company controls a significant and largely contiguous land position of about 28,553 acres (11,555 hectares) in Elko County, Nevada (“NV”) referred to as the Railroad and Pinion Projects displayed on Figure 2.1 (“Railroad”, “Pinion” or the “Project”).  The Railroad-Pinion Project in its entirety was the subject of a recent Technical Report by Koehler et al. (2014). The Railroad Project has been the focus of ongoing exploration work by GSV since 2010.  Recently (see GSV News Release dated March 5th, 2014 and the Property section of this report), GSV acquired the portions of the Pinion Gold Project that it did not control but were controlled by Scorpio Gold Corporation (“Scorpio”).  The Pinion Project is located immediately south of, and is contiguous with, the Railroad Project (Figure 2.1). Any references in this report to either “the Property” or “the Project” means the entire Railroad-Pinion Property or Project.  Any reference to “Pinion” or “the deposit” refers to the Pinion zone of gold mineralization that is the subject of this Technical Report, which is located in the southern portion of the Railroad-Pinion Property (see the Property section of this report for additional information).

Exploration at the Pinion project by GSV commenced in March, 2014 and is ongoing. This Technical Report is intended to summarize recent work that was focused on the Pinion Project including geological compilation and interpretation of historic data, re-logging and re-sampling of historic chips and core, new geological modeling, a 13 hole confirmation drill program and an initial resource estimate.

The Railroad-Pinion Project is being explored for “Carlin-type” sedimentary rock hosted gold mineralization by GSV and is currently at an intermediate to advanced stage of exploration. The Project is hosted within a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin (Gold) Trend, for which the deposit model type is named. More than 40 separate gold deposits have been delineated along the Carlin Trend where past production exceeds 80 million ounces of gold (Muntean, 2014).

2.2           Terms of Reference

The primary author of this report, Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., of APEX Geoscience Ltd. (“APEX”), is a Qualified Person and has conducted work and visited the Project on three occasions including May, 2013, April, 2014 and October, 2014. Mr. Dufresne is responsible for the technical content of all sections of this Technical Report. Data required for the execution of this report was obtained from GSV in paper and digital format and was the subject of a rigorous data validation process conducted by GSV and APEX personnel. This included the completion of an extensive drill core and reverse circulation (RC) chip re-logging and re-sampling process along with the completion of 13 new (2014) drill holes intended to assist geological modeling work and validate historical drilling data.  These and other sources of information are documented in the Reference section of this report.

The co-authors of this report, Mr. Michael B. Dufresne, M.Sc., P.Geol., P.Geo., and Mr. Andrew Turner, B.Sc., P.Geol., are independent geologists and principals with the consulting firm APEX Geoscience Ltd., of Edmonton, Alberta, Canada (“APEX”) and are Qualified Persons as defined by National Instrument (NI) 43-101. APEX was retained in early 2013 by Scorpio to review the Pinion Project and complete a Technical Report. The Technical Report was never completed but an initial round of data compilation and validation was conducted along with a field visit in May, 2013 by Mr. Dufresne and Mr. Turner.

Date: October 24, 2014	8

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 2.1: Project Location Map.

Carlin Mine
Gold Quarry Mine
Carlin
Carlin Trend
Rain Mine
Emigrant Deposit
Railroad Project
Carlin Trend
Pinion Project
RAILROAD PROJECT
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
NEVADA
MINERAL
NYE
LINCOLN
CLARK
PROPERTY LOCATION
GSV Railroad & Pinion Projects, Location Map
Mineral Interests
Scale 1:250,000 1" ~ 20,833'
0 MILES 4
N
GSV Gold Standard
Railroad Project Area
RailRoad_2014_N27Z11M.dwg
March 25, 2014

Date: October 24, 2014	9

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Gold Standard retained APEX in February, 2014 with the intent to oversee the 2014 work at the Pinion Project and complete a maiden resource estimate, which is the subject of this Technical Report. Mr. Dufresne and Mr. Turner conducted a field visit to the Pinion Project on May 1st and 2nd, 2013 and have reviewed historical data and reports and are responsible for the preparation of all sections of this Technical Report, which has been written in compliance with the standards set out in NI 43-101, its Companion Policy 43-101CP and Form 43-101F1 of the Canadian Securities Administration (CSA).  In addition, Mr. Dufresne conducted further site visits in April and October, 2014, during which he validated the collar locations of the 2014 Pinion drill program and core and cuttings from the program as well as a number of historic drill holes that were part of the extensive re-logging and re-sampling work that has been completed by GSV.

The resource estimate presented in this Technical Report was prepared by Mr. Steven Nicholls, BA Sc., MAIG, a Senior Resource Geologist with APEX and a Qualified Person, under the direct supervision of Mr. Dufresne and Mr. Turner, and was completed in compliance with the standards set out in National Instrument (NI) 43-101 and the standards established by the Canadian Institute of Mining (CIM).

The Technical Report is a compilation of proprietary and publicly available information. The authors, in writing this Report, used sources of information from previous explorers which appear to have been completed in a manner consistent with normal exploration practices and hence they have no reason not to rely on such historic data and information as listed in the ‘References’ section based upon the exploration conducted by Gold Standard to date and the property visits by the authors. A large portion of the background information for prior exploration and geology comes from work performed on and in the vicinity of the property by a number of companies and detailed by Hunsaker (2010, 2012a,b),  Shaddrick (2012) and Koehler et al. (2014). The supporting documents which were used as background information are referenced in the ‘History’, ‘Geological Setting and Mineralization’, ‘Deposit Types’, ‘Adjacent Properties’ and ‘References’ sections. The authors based upon their property visits and work performed on the property to date believe that work performed by others described in reports listed in the References section and in the Appendices of this report are substantially accurate and complete.

2.3           Units of Measure

Units of measure along with used imperial to metric conversions are provided in Appendix 1.  Assay and analytical results for precious metals are quoted in parts per million (“ppm”), parts per billion (“ppb”), ounces per ton (“opt”), or ounces gold per short ton (“oz Au/st”), where “ounces” refers to “troy ounces” and a ton or short ton equals 2000lbs.  Where ppm (also commonly referred to as grams per metric tonne [g/t]) have been converted to opt or oz Au/st, a conversion factor of 0.029167 was used.  Assay and analytical results for base metals are reported in percent (“%”).  Temperature readings are reported in degrees Fahrenheit (oF).  Lengths are quoted in feet (“ft”), kilometers (“km”), meters (“m”) or millimeters (“mm”).  All currency descriptions in this document are reported in United States dollars (USD).

3.0           RELIANCE ON OTHER EXPERTS

This report also incorporates and relies on contributions with respect to the details of the surface and subsurface mineral ownership as well as permitting and environmental status from other experts including staff or subcontractors in the employ of Gold Standard. Details of the surface ownership and subsurface mineral ownership have been summarized by Mr. Greg Ekins, who is an independent registered professional landman (RPL#32306) and president of GIS Land Services in Reno, Nevada.  Mr. Ekins assisted with the preparation of the summary land description in Appendix 2 and property maps for this report. Mr. Ekins and Gold Standard have relied upon ongoing and recent title opinions prepared by Mr. Jeff Faillers and Richard Thompson of the law firm Harris & Thompson in Reno, Nevada and Ms. Tracy Guinand an independent registered professional landman of Tracy Guinand Land, LLC, of Reno, Nevada. The opinions provided on surface ownership and subsurface mineral ownership along with royalty information is current as of the effective date of this report.

Date: October 24, 2014	10

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Mr. Neil Whitmer, Gold Standard’s Manager of Lands, Environmental and Permitting in conjunction with Mr. Walter Martin of JBR Environmental Consultants Inc., of Elko, Nevada, have assisted with and provided much of the background information for section 4.3 “Environmental Liabilities and Permits”.

4.0           PROPERTY DESCRIPTION AND LOCATION

4.1           Description and Location

The Railroad – Pinion Project straddles the Piñon Range in the Railroad Mining District at the southeast end of the Carlin (Gold) Trend, a northwest-southeast trending belt of gold mines and deposits in northern Nevada (Figure 2.1).  With the recently completed acquisition of the remaining portions of the Pinion Project area that GSV did not own adjoining the southern end of the Company’s original Railroad Project (see GSV press release dated March 5, 2014), the company now has effective control of the mineral rights for 28,553 (gross) acres (11,555 hectares) of land in Elko County, Nevada.  The Project is located in Elko County in sections 8, 10, 15 to 22 and 27to 35 (in Township 31N; Range 53E), sections 1 to 10, 13 to 29, 31, 33 and 35 (in Township 30N; Range 53E), sections 24 and 36 (in Township 31N; Range 52E), and section 12 (in Township 30N; Range 52E) as shown in Figure 4.1.

As of September 1, 2014, Gold Standard owns or has an option on the ownership of a total of 14,588 acres (5,904 hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) now covered by the Railroad – Pinion Project Area of Interest as shown in Figure 4.1 and detailed in Koehler at al. (2014). Also, included in the project is a total of 13,965 gross acres (5,651 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property, held via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts (Figure 4.1). The details of these contracts are beyond the scope of this report, however, further information on these contracts can be provided by the Company. Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% as shown in Figure 4.1. Gold Standard’s total net interest in the subsurface mineral rights for the private lands totals 12,031 acres (4,869 hectares). The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Gold Standards Pinion Project area is comprised of a total of 2,945 acres (1,191 hectares) of subsurface mineral rights in the form of unpatented mineral lodes (claims) as shown in Figure 4.2. Also, included in the Pinion Project is a total of 5,416 gross acres (2,191 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property, held via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts (Figure 4.2). Gold Standard holds an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% as shown in Figure 4.2. Gold Standard’s total net interest in the subsurface mineral rights for the private lands totals 3,881 acres (1,570 hectares). The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Patented claims, private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (due annually) as determined by the County. The estimated holding cost for the Patented claims and private lands controlled by Gold Standard for the Pinion Project area is $US334,893 per annum.   Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance.  The mineral right is maintained by paying a maintenance fee of $155 per claim to the Department of Interior, Bureau of Land Management (“BLM”) prior to the end of the business day on August 31 every year.  A notice of intent to hold also must be filed with the Elko County Recorder on or before November 1 every year. Gold Standard’s estimated maintenance cost for their current package of unpatented lode claims within the Pinion Project area is $US41,415 per annum. The 2014 unpatented lode claim filing is complete.  The total estimated annual holding cost for the Pinion Project lands are $US376,398 .

Date: October 24, 2014	11

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.1: Railroad – Pinion Property Map.

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
Railroad Pinion Area
0 0.75 1.5 2.25 3 Km
1:75,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014
Legend
GSV Mineralized Zone: Name
Type
Deposit
Prospect
Railroad Mineralized Zone
Pinion Mineralized Zone
Railroad Pinon Project Outline
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
<all other values>
Type
Canal/Ditch
Drainage
Waterbodies
GSV 100% Mineral Interest
GSV 99.2% Mineral Interest
GSV 49.2 or 50% Mineral Interest
Railroad Project
North Bullion
Railroad
T31N R53E
Pinion Project
Pinion
Dark Star
JR Buttes
T30N R53E
580000
585000
590000
4490000
4485000
4480000

Date: October 24, 2014	12

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.2: Pinion Project Subsurface Mineral Interest Property Map.

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
Pinion Project Area
1:40,000
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014
582000
584000
586000
588000
4482000
4480000
4478000
4476000
007
008
009
010
011
012
013
014
015
016
017
018
019
020
021
022
023
024
025
026
027
028
029
030
031
032
033
034
035
036
002
003
004
005
006
Railroad Project
Pinion Project
Section 22
Pinion Gold Deposit
Dark Star
Section 27
JR Buttes
T30N R53E
N
Legend
Mineralized Zones
Type
Deposit
Prospect
Drainage
Type

Date: October 24, 2014	13

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Gold Standard controls sufficient ground and has sufficient permitting to access the project and continue future exploration programs.  Details with respect permitting are provided in section 4.3 “Environmental Liabilities and Permitting”. As of the effective date of this report no significant factors or risks were found which would limit their right or ability to perform work on the property.

4.2           Royalties and Agreements and Terms of Pinion Acquisition

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad – Pinion Project are provided on Figures 4.3 and 4.4.

Gold Standard holds its subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

•
Gold Standard owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements.  Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a five-percent (5%) net smelter return (NSR) royalty owed to the lessors of the leased property.

•
Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard.  The TC claims are subject to the following royalties: (1) an unknown/unspecified NSR owed to "GSI, Inc., of Virginia"; and (2) a two-percent (2%) NSR owed to Waterton Global Value LP.

•	1% NSR to Aladdin Sweepstake Consolidated Mining Company on the portion of the Project acquired by statutory plan of arrangement, specifically the PIN#1 to PIN#12 lode mining claims.

The following information summarizing the terms of the Company’s recently completed acquisition of certain portions of the Pinion Project from Scorpio from GSV’s press release dated March 5, 2014:

“Upfront consideration for the Acquisition consisted of CDN$6.0 million in cash, paid from the net proceeds of the Company’s approximately CDN$11 million marketed private placement closed yesterday and the issuance to Scorpio of 5,500,000 common shares of GSV. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its GSV shares as recommended by management for a period of two years.  In addition, Scorpio is to receive a cash payment of CDN$2.5 million one year from closing (secured by Pinion) and if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, GSV will issue Scorpio a further 1,250,000 common shares.

Additional cash consideration ranging from CDN$1.5 million to CDN$3.0 million will be payable to Scorpio if GSV enters into a transaction whereby it sells a significant portion of the shares or assets of the Company while it holds its interest in the Pinion property for consideration exceeding CDN$100.0 million. All securities of the Company issued in connection with the Acquisition are subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable trading restrictions in the United States.”

Date: October 24, 2014	14

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.3: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty Encumbrances.

North Bullion
Railroad
Pinion Gold Deposit
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E
0% on 100% GSV Mineral Interests
2% on 100% GSV Mineral Interests
3% to 3.5% on 100% GSV Mineral Interests
5% on 100% GSV Mineral Interests
5% on 99.2% GSV Mineral Interests
5% on 49.2% or 50% GSV Mineral Interests
2% plus an unspecified royalty.
Railroad & Pinion Project Boundaries
GSV Railroad and Pinion Projects
Net Smelter Royalty Encumbrances
GSV GoldStandard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
October 23, 2014
Scale 1:84,000 1" = 7,000'
FEET

Date: October 24, 2014	15

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.4: Property Map Summarizing the Railroad – Pinion Net Profit Royalty Encumbrances.

North Bullion
Railroad
Pinion Gold Deposit
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E
Net Profit Royalties
GSV Railroad and Pinion Projects
Net Profit Royalty Encumbrances
5% NPI on 50% Not to Exceed 2.5% NPI on 100%
Unspecified NPI Royalty
Railroad & Pinion Project Boundaries
Scale 1:84,000 1" = 7,000'
0
FEET
7000'
GSV GoldStandard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
October 23, 2014

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

4.3           Environmental Liabilities and Permits

The following section discusses land use permitting and other regulatory information specific to the Railroad Project.  At this time, having just completed its acquisition, GSV has initiated applications for permits to allow for the execution of exploration activities at the Pinion Project.  The authors of this report are not aware of any issues or liabilities that would prevent GSV from obtaining the necessary permits to conduct exploration activities at the Pinion Project.

4.3.1           Railroad Plan of Operations

The Company states that the Plan of Operations (“PoO”) for the Railroad Project has been approved by the BLM (Figure 4.3).  The approved PoO covers 3,169 acres (2,620 acres of public land and 549 acres of private land; a total of 1,282 ha with 1,060 ha of public land and 222 ha of private land) located in sections 28, 32, 33, and 34, Township 31N, Range 53E and portions of section 3, and most of section 4 in Township 30N, Range 53E (Figure 4.3).  Within the area of the PoO, exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 50 acres in phase I and an additional 150 acres in phase II.

The Company states that they have a obtained a PoO for the Pinion Project, The PoO allows up to 17.16 acres of disturbance located in portions of sections 22 and 27, Township 30N, Range 53E (Figure 4.3).  This PoO provides access to multiple key exploration targets Gold Standard intends to pursue within the Pinion Project in the next several years.

4.3.2           Notice Level

The Company currently has an approved BLM Notice (NVN-92017, Section 22 NOI) for the Railroad Project with a total planned disturbance of approximately 1.73 acres located in Section 22 of Township 31N, Range 53E (Figure 4.3).  Section 22 encompasses the North Bullion target and the north to northeast extension of the Bullion Fault Corridor. Although the NOI has been approved, the financial bond of $16,090 has yet to be posted.  Additional exploration in other outlying targets, including some in the Pinion Project, can also be addressed under separate Notice Level applications with lead times ranging from two to four week required to complete the applications and for the BLM to grant approval.

4.3.3           Private Land Disturbance

The Company obtained a Reclamation Permit for the railroad Project area issued by the State of Nevada for disturbance greater than five (5) acres on private land (Figure 4.4).  The permanent Reclamation Permit allows for up to thirty nine (39) acres of surface disturbance. The reclamation bond for $39,388.00 has not yet been posted.

The Company is currently operating under an Interim Reclamation Permit for the Pinion Project area issued by the State of Nevada for disturbance greater than five (5) acres on private land that allows up the eleven (11) acres of surface disturbance.  The permit covers portions of sections 21 and 27 (not included in the PoO), Township 30N, Range 53E.  The Company is in the process of applying for a permanent Reclamation Permit.

4.3.4           Water Pollution Control Permit

The Company has received a Water Pollution Control Permit for the North Bullion Project that includes Pinion.  The Permit has a five (5) year duration.

Date: October 24, 2014	17

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.5: Property Map with Railroad and Pinion Plan of Operations (PoO’s).

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Surface PoO Permit Area
Railroad Pinion Area
0 0.6 1.2 1.8 2.4 Km
1:75,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014
N
Legend
GSV Mineralized Zone: Name
GSV PoO Permit Area
Railroad Mineralized Zone
Pinion Mineralized Zone
Railroad Pinon Project Outline
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
<all other values>
Type
Canal/Ditch
Drainage
Waterbodies
GSV 100% Mineral Interest
GSV 98.5% to <100% Mineral Interest
GSV 68% to <98.5% Mineral Interest
GSV 48.5% to <68% Mineral Interest
Railroad Project
North Bullion
Railroad
T31N R53E
Pinion Project
Pinion
Dark Star
JR Buttes
T30N R53E
580000
585000
590000
4490000
4485000
4480000

Date: October 24, 2014	18

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 4.6: Property Map for the Railroad – Pinion Project Showing Surface Ownership.

North Bullion
Railroad
Pinion Gold Deposit
Dark Star
Railroad Project
Pinion Project
Railroad & Pinion Project Boundaries
Private Surface with Surface Use Agreements.
Owned or Leased Patented Lode Claims with Surface Rights
BLM administered statutory surface use with located lode claims.
Mineral Lease with undetermined Surface Rights
BLM lode claims, Private Surface, undetermined Surface Rights.
GSV Railroad and Pinion Projects
Surface Interests
GSV GoldStandard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
October 23, 2014
Scale 1:84,000 1" = 7,000'
FEET

Date: October 24, 2014	19

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

5.0           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1           Accessibility

The Pinion Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, and 290 road miles (467 km) east of Reno, Nevada.  The project is located between 8 and 18 miles (13 and 29 km) south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.

Primary access to the Project area is by a series of paved and gravel roads from Elko, Nevada (population 18,300).  The Project can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 20 miles (32 km).  The Pinion Project area is accessed about 8 miles (13 km) east from Highway 278 along a gravel road located immediately north of Trout Creek.  Alternatively, the Project area may also be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road. Numerous historic and/or recently-created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

5.2           Site Topography, Elevation and Vegetation

Northern Nevada is within the Basin and Range physiographic province, an area characterized by flat, lacustrine-gravel-volcaniclastic-volcanic filled valleys bounded by generally north-south trending mountain ranges.  The Project area is located within the Piñon Mountains at elevations spanning from 5,800 feet (1,770 m) on the north and east sides, to nearly 8,700 feet (2,650 m) above sea level in the central portion of the Project.  Lower elevations are typified by gentle, rolling hills with little to no bedrock exposure.  Higher elevations are characterized by steeper slopes and cliffs, deeply incised drainages, and an increase in bedrock exposure. Topographic relief at the Pinion deposit area is characterized by moderate to fairly steep slopes with elevations of between 6,500 feet (1,980 m) and 7,700 feet (2,350 m).

Vegetation consistent with a high desert climate consists of sagebrush, rabbit brush, cactus, and bunch grass communities.  Cottonwood trees are confined to drainage bottoms and near springs.  Pinyon pine, juniper, mountain mahogany and aspen trees grow at higher elevations.

5.3           Climate

The project area has a relatively dry, “high desert” climate.  Weather records from Newmont’s Carlin Mine indicate that from 1966 through 2002, the average January maximum and minimum temperatures were 34.4° and 19.6°F, respectively.  July average maximum and minimum temperatures were 83.1° and 58.2°F, respectively. January and July had average precipitation amounts of 1.13 inches and 0.41 inches, while average total precipitation was 12.09 inches (Western Regional Climate Center, 2011).  Average annual snowfall for Carlin is approximately 30 inches.  Precipitation varies dramatically due to changes in elevation and season.

Rainfall in the region is generally light, infrequent and may be associated with dry lightning between May and October.  Moist airflow from the south brings ‘monsoon’ rains from July through September.  A small number of these storms may carry heavy rains that cause localized flooding in creeks and drainages.
Snow and spring runoff may locally limit drilling and other geological fieldwork activities between November and April each year.

Date: October 24, 2014	20

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

5.4           Local Resources and Infrastructure

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century.  Elko is a full service community that includes housing; motels; food / restaurants; clinics / hospital; a regional airport with daily flights to/from Salt Lake City, Utah; transcontinental interstate highway and railway; local, state and federal government offices; skilled and experienced labor for the exploration and mining industry; schools (K-12 and a community college).  In this part of Nevada, there is a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Project is in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp. These mine sites also include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Project, water is available proximal to the drilling operations. For communications, 3G cellular network is available in select locations.  High voltage electrical transmission lines are located six miles from the Project.

The Project has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

6.0           HISTORY

The Railroad district and the combined Railroad and Pinion Project area have an extensive history of mineral exploration dating back to 1869 when the Railroad Mining District was first established.  Historical exploration work within the Property area is summarized in previous Technical Reports on the Railroad portion of the Property (Hunsaker 2010, 2012a,b;Shaddrick, 2012) and recently for the combined Railroad-Pinion Property area in Koehler et al. (2014).  The following section is taken from Koehler et al. (2014) and summarizes historical exploration at the Pinion portion of the Project area.

6.1           Pinion Historic Exploration

Exploration activity at Pinion Project area dates back to the discovery of the Pinion Prospect in 1980 by Newmont with the majority of the historic work being conducted in the late 1980s and early to mid 1990s.  The exploration history for the Pinion Project overlaps somewhat with that of the adjacent Railroad Project area as portions of the two project areas have been operated by the same company in the past.  Historic exploration work completed at the Pinion Project area is summarised in the following table (Table 6.1) reproduced from a previous Technical Report on the property (DeMatties, 2003).

The historical work completed at the Pinion Project has identified a significant zone of Carlin-type gold mineralization at the Pinion Prospect (section 22 and 27, T30N, R53E), as well as an additional zone of mineralization at the Dark Star prospect (section 25, T30N, R53E).  Figures 6.1 and 6.2 of this report illustrate the results of historical soil and rock grab sampling on the Pinion (and Railroad) Project(s).  Historical drilling and resource estimation work are discussed below.  The geology of the Pinion Project and the mineralization encountered at the Pinion Prospect are discussed in detail within the Geological Setting And Mineralization section (Section 7) of this Technical Report.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 6.1: Summary of Historic Exploration on the Pinion Property (after DeMatties, 2003)

Year	Company	Exploration
1980	Newmont
- Conducted a regional stream sediment survey within the Pinion Range, which revealed a geochemical anomaly along Trout Creek
- Further prospecting on previously staked land led to the finding of the baritic jasperoid (Webb Fm) at what is now the Pinion Main Zone.

1980	Cyprus Exploration Co. (“Cyprus”)/AMOCO
- Completed 31 RC drill holes through Au-bearing jasperoid outcrops and soil geochemical anomalies, 21 of which intersected anomalous Au values assaying up to 0.04 opt (1.37 ppm) Au over 21.3 ft (6.5 m).

1982	Freeport	- Drilled 8 RC holes, each intersected gold, averaging 0.036 opt (1.23 ppm) Au over 134.5 ft (41 m).
1985	DCDV Corporation (Desert Ventures)	- No work was completed on the property.
1988-89	Newmont
- Drilled 65 RC holes through shallow mineralization, which led to the discovery of a deep non-NI 43-101 compliant historic mineral resource (known as South Bullion), comprising 20 million tons grading 0.026 opt (0.89 ppm) Au *(see discussion below in section 6.5).

1989	Teck Resources (“Teck”)/ Lord River Mines	- Completed 33 RC drill holes, geological mapping (1”=100’), and a soil survey within the discovery area.
1990-1994	Crown Resources (“Crown”)
- Drilled 126 RC holes between 1990 and 1994 (property total now 202 RC holes), completed metallurgical testing, claim staking, detailed mapping at a scale of 1”:100’, rock chip sampling, 800 soil samples, (ground) controlled source audio magnetotellurics (CSAMT), and an airborne magnetic-electromagnetic-radiometric survey
- Defined two small and shallow mineralized zones (Main Zone and Central Zone, also known as North Pod) with a non-NI 43-101 compliant historic mineral resource of 8.1 million tons grading 0.026 opt Au*
- Discovered and calculated the Dark Star  non-NI 43-101 compliant historic mineral resource of 7 million tons at 0.022 opt (0.75 ppm) Au* (see discussion below in section 6.5)

1994-1995	Crown Resources/ Cyprus
- Collected 914 rock samples and compiled the geochemical results of previous exploration on the property, identifying  a number of Au anomalies over 0.005 ppm in the area, up to 0.939 ppm defining the Ridge zone and Northern Extension mineralized showings of the Webb Fm.
- Drilled 74 RC holes through the South Bullion resource, which confirmed and expanded the non-NI 43-101 compliant historic mineral resource to 31 million tons at 0.026 opt(0.89 ppm)  Au*(see discussion below in section 6.5).
- In-fill drilling further defined the mineralization at the Main Zone and North Pod.

1996	Crown Resources/ Royal Standard Minerals Inc. (“RSM”)
- Collected 225 follow-up rock chip samples along 100’ lines, assaying up to 1.7 ppm Au .
- Conducted field mapping.
- Completed 7 diamond drill holes, totalling 1354 feet at the Main zone and North Pod, and produced a  non-NI 43-101 compliant historic mineral resource* and preliminary scoping study (see discussion below in section 6.5).

1997-1999	Crown Resources/ RSM/Cameco	- Completed mapping, CSAMT ground geophysical surveys, rock chip sampling and 26 RC drill holes.
1999-2001	Crown Resources/ RSM	- No work was completed on the property.
2002-2011	RSM
- In 2003, completed metallurgy work through drilling (10 RC holes) and trenching.
- Density measurements revealed that overall tonnage could be 10% greater than previously estimated for the Pinion Main Zone Deposit.
- In 2007, 5 diamond drill holes were completed to in order to determine the water table, and rock sampling to characterize the neutralization and acid generating potential of the ore and waste rocks.
- Proposed leach pad drill testing was completed in 2007.

*The mineral resource estimates summarized in Table 6.1 are non – NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101.  The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources.  There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized.  The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

Date: October 24, 2014	22

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

6.2           Pinion Historic Drilling

The majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit located in sections 22 and 27 of Township 30 North, Range 53 East (Mount Diablo Meridian). Section 22 hosts the mineralized and outcropping Main Zone and North Pod, which are the near-surface shallow portions of the Pinion Deposit (which has also been referred to historically as the South Bullion or Trout Creek Deposit). Pinion gold mineralization extends southeast, plunging shallowly, into section 27 following the Pinion antiform/horst and the contact between the faulted Mississippian siliciclastics and the underlying Devonian Devils Gate Formation limestone. Additionally, historic drilling has been conducted in section 25 (T30N, R53E) at the Dark Star occurrence. Historic Pinion Project area drillholes are illustrated in Figures 6.3 and 6.4.

In total, approximately 379 drill holes were completed at the Pinion Deposit, and immediate area, between 1981 and 2007 (McCusker and Drobeck, 2012). The majority of the holes were completed by reverse circulation drilling with minor diamond (core) drilling completed by Royal Standard in 1996 and 2007.  Table 6.2 below (modified after McCusker and Drobeck, 2012), provides a summary of historical drilling at the Pinion and Dark Star areas.

To date, historic exploration conducted in the Pinion Project area has identified two areas of gold mineralization at the Pinion and Dark Star prospects (Figures 6.1 to 6.4).  The Pinion Deposit comprises two discreet zones of mineralization (Main Zone and North Zone) with the majority of the historic drilling having been completed at the Main Zone, which includes the jasperoid breccia outcrops located near the southern boundary of section 22 (T30N, R53E).  Historic drilling has intersected and extended the Main Zone gold mineralization well into section 27 to the southeast.  Approximately 1000 ft (~300 m) north east of the jasperoid outcrops of the Main Zone is the core area of the North Zone.

Date: October 24, 2014	23

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 6.1: Historic (Pre-2010) Soil Samples Railroad – Pinion Project.

Date: October 24, 2014	24

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 6.2: Historic (Pre-2010) Rock Samples Railroad – Pinion Project.

Date: October 24, 2014	25

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 6.2: Historic Drill Holes Found in RSM Data (after McCusker and Drobeck, 2012).

Hole Series	Hole No. From	Hole No. To	Holes*	Footage	Company	Year	Project	Type
	Pinion and immediate area
TCX	1	27	31	9,495	Amoco	1981	Pinion	RC
TC	1	8	8	2,695	Freeport	1982	Pinion	RC
SB	1	65	65	37,109	Newmont	1988-89	Pinion	RC
TCT	1	33	33	9,740	Teck	1989	Pinion	RC
CTC	1	26	27	5,815	Crown	1991	Pinion	RC
CPR	27	110	84	22,625	Crown	1991	Pinion	RC
CPR	111	124	15	7,945	Crown	1992	Pinion	RC
SB	66	139	74	41,470	Cyprus	1994-95	Pinion	RC
SB-96	140	146	7	1,541	RSM	1996	Pinion	Core
SB-97	140	141	2	1,880	Cameco	1997	Pinion	RC
SB-97	147	152	6	6,981	Cameco	1998	Pinion	RC
SB-98	153	162	10	8,684	Cameco	1998	Pinion	RC
SB-99	163	170	8	9,692	Cameco	1999	Pinion	RC
PMZ-03	1	10	10	2,620	RSM	2003	Pinion	RC
PN-07	1	5	5	1,340	RSM	2007	Pinion	Core
		Subtotal	385	172,075
	Dark Star and other reconnaissance areas
CCR	1	8	8	5,280	Crown		Dark Star/Pinion	RC
CDS	1	29	30	12,660	Crown	1991	Dark Star	RC
CST	1	6	7	4,380	Crown	1991	“Recon”	RC
WR-91	1	5	5	2,465	Westmont	1991	Recon/Dark Star	RC
CDS	30	62	33	21,001	Crown	1992	Dark Star	RC
JRB-92	1	13	13	5,700	Westmont	1992	JR Butte	RC
FS	1	3	3	1,525	Cyprus		Jasperoid Wash North
84C	1	9	9	3,700	Cyprus	1994	Dark Star	RC
EMRR-97	5	12	8	5,370	Mirandor	1997	Dark Star	RC
EMRR-97	35	37	3	1,855	Mirandor	1997	Dark Star	RC
K98	1	7	7	4,705	Kinross	1998	Dark Star	RC
K99	1	6	6	4,690	Kinross	1998	Dark Star	RC
		Subtotal	132	73,331
* occasionally includes “extra” holes due to drill labelling issues resulting in letter suffixes (i.e. TCX-01 and TCX-01a).

Anomalous gold mineralization has been intersected in drill holes along the Pinion Gold Deposit Main Zone mineralization over a strike length of more than 4,800 ft (1.46 km) long (along a southeasterly trend), ranges from 1,000 ft to 2,600 ft (320 to 790 m) wide (horizontally across strike) and ranges between 50 ft and 330 ft (~15 to 100 m) in vertical thickness and has been intersected to a depth of about 1,050 ft (320 m) below surface.  The gold mineralization roughly follows the hinge of a weak and very open anticline that is coincident with a horst. Example drill intersections are provided in Table 6.3. Thicknesses are drill length with true thicknesses of the mineralization generally in the range of 75% to 100% due to the fairly flat lying nature of the mineralization. Historic drilling has intersected a number of high grade and thick mineralized zones well southeast of the main near surface hinge/horst zone at greater depths within the hinge or axis of the main coincident antiform and horst, and to the south along the southwest limb of the folded contact zone between the Devils Gate Formation limestone and the overlying Mississippian siliciclastics. Example intersection include 0.029 opt (1.0 g/t) Au over 205 ft (62.48 m) with a high grade zone of 0.071 opt (2.43 g/t) Au over 35 ft (10.67 m) in hole CPR-059,

Date: October 24, 2014	26

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 6.3: Historic Drillholes for the Railroad - Pinion Property.

Legend
Drill Hole Collars
Year or Prospect
Railroad 2013
Railroad 2012
Railroad 2011
Railroad 2010
Historic, Recon, Unknown
Pinion
Township Grid
Section Grid
Gold Standard Ventures Project Outline
Railroad Mineralized Zones
Pinion Mineralized Zones
N
Railroad
North Bullion
Railroad
Pinion
Pinion
Dark Star
31N 52E
31N 53E
30N 53E
30N 54E
29N 52E
29N 53E
580000
585000
590000
4490000
4485000
4480000
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Drillhole Locations
Railroad Pinion Area
1:100,000
0
5 km
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
October, 2014

Date: October 24, 2014	27

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 6.4: Highest Assay in Drill Holes at the Railroad - Pinion Property.

Date: October 24, 2014	28

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The North Zone of the Pinion Deposit is approximately 1,450 ft (440 m) long (along a roughly north-northwest to southeast trend), ranges from about 430 1,050 ft (130 to 320 m) wide (horizontally across strike) and ranges in vertical thickness from 30 ft to 330 ft (~10 to 100 m). Summary assay intercept highlights for the Pinion Deposit North Zone historic drilling are also provided in Table 6.3.

Anomalous gold mineralization at Dark Star has been intersected over an area of about 2,000 ft (610 m) long (along a north-south trend), up to 1,610 ft (490 m) wide (horizontally across strike) and up to a depth of  690 ft (210 m) below surface. Little is known about the Dark Star mineralization other than it is hosted in silicified siliciclastics and limestone of Pennsylvanian aged Moleen and Tomera formations. Example intersections at Dark Star include 0.021 opt (0.72 g/t) Au over 500 ft (129.54 m) with a high grade core starting at surface with 0.046 opt (1.58 g/t) Au over  95 ft (28.96 m) in hole CDS-001, 0.018 opt (0.62 g/t) Au over 515 ft (156.97 m) with a near surface high grade zone starting at depth of 10 ft with 0.044 opt (1.51 g/t) Au over 100 ft (30.48 m) in hole CDS-002, and 0.036 opt (1.22 g/t) Au over 250 ft (76.2 m) with a high grade zone of 0.061 opt (2.1 g/t) Au over 80 ft (24.38 m) in hole CDS-053 (Table 6.3).

6.3           Pinion Historic Resource Estimates

Several historic mineral resource estimates have been completed by a variety of companies over several years for the Pinion Deposit, as well as the nearby (~2 miles east) Dark Star prospect, in what is now referred to as GSV’s Pinion Project area. A review of the Pinion Project drill hole database has been conducted by APEX (co-authors Mr. Dufresne and Mr. Turner), along with a review of historic reports and site visit to the Pinion Project conducted in May 2013.  The database review and site visit confirmed a significant amount of drilling at the Pinion Project area, including more than 24,000 gold assay results.  The majority of the work was completed prior to the implementation of the standards set forth in NI 43-101, however, the work was completed by reputable companies and appears to have been conducted in accordance with industry standards of the time.  As a result, in the opinion of the authors of this report, the historic Pinion drill data provides sufficient reliability to warrant the following discussion of historic mineral resource estimates.

The reader is cautioned that the historic mineral resource estimates discussed in this section, and summarized in Tables 6.4, 6.5 and 6.6, are non – NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and are not consistent with current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated November 27, 2010). The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources.  There is insufficient information available to fully assess data quality, complete estimation parameters and the standards by which the estimates were completed and/or categorized.  The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project area.  A thorough review of all historic data performed by a Qualified Person, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current and compliant NI 43-101 mineral resource estimate for the prospects discussed below.

The first documented historic resource estimate for the Pinion prospect was completed by Crown Resources in 1991 (Calloway, 1992a) and included information from 194 drill holes in the Main Zone and North Pod Zone and appears to have been restricted to section  22  (T30N,  R53E).  The estimation was completed using a polygonal method based on cross-sections, a gold cut-off grade of 0.01 oz Au/ton (0.34g Au/t) along with a tonnage factor of 13 cubic feet per ton (SG 2.464).  A “geologic” resource of 8.11 million tons of material averaging 0.026 oz Au/ton (0.89 g Au/t), containing approximately 210,000 oz Au, was calculated ( Table 6.4).  The original resource was uncategorized.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 6.3: Assay Intercept Highlights for Pinion Drilling 1981 to 2007 (na = assays not available).

Hole ID	Zone	Company	Year	From	To	Interval		Grade Au		Ag
				(ft)	(ft)	(ft)	(m)	(opt)	(ppm)	(ppm)
CPR-059	Main Zone	Crown	1991	160	365	205	62.48	0.029	1.00	na
including	Main Zone	Crown	1991	175	210	35	10.67	0.071	2.43	na
CPR-071	Main Zone	Crown	1991	0	140	140	42.67	0.036	1.23	na
CPR-100	Main Zone	Crown	1991	15	220	205	62.48	0.033	1.13	na
CPR-102	Main Zone	Crown	1991	30	280	250	76.20	0.028	0.96	na
CPR-110	Main Zone	Crown	1991	35	260	225	68.58	0.031	1.05	na
PMZ-03-02	Main Zone	RSM	2003	75	230	155	47.24	0.037	1.27	na
including	Main Zone	RSM	2003	75	115	40	12.19	0.074	2.54	na
SB-078	Main Zone	Cyprus	1994-95	305	670	365	111.25	0.027	0.93	4.15
including	Main Zone	Cyprus	1994-95	525	650	125	38.10	0.049	1.67	3.21
including	Main Zone	Cyprus	1994-95	525	550	25	7.62	0.160	5.47	3.64
SB-096	Main Zone	Cyprus	1994-95	590	660	70	21.34	0.067	2.30	na
including	Main Zone	Cyprus	1994-95	610	640	30	9.14	0.132	4.51	na
SB-098	Main Zone	Cyprus	1994-95	505	660	155	47.24	0.033	1.15	na
SB-111	Main Zone	Cyprus	1994-95	565	700	135	41.15	0.063	2.18	na
including	Main Zone	Cyprus	1994-95	580	635	55	16.76	0.116	3.97	na
SB96-146	Main Zone	Cyprus	1996	4	137	133	40.54	0.062	2.12	13.16
including	Main Zone	Cyprus	1996	4	42	38	11.58	0.107	3.68	18.22
TCT-014	Main Zone	Teck	1989	0	100	100	30.48	0.059	2.01	10.74
including	Main Zone	Teck	1989	5	40	35	10.67	0.014	4.73	20.20
TCT-018	Main Zone	Teck	1989	5	85	80	24.38	0.125	4.29	26.45
including	Main Zone	Teck	1989	45	65	20	6.10	0.229	7.86	37.00
TCT-023	Main Zone	Teck	1989	25	140	115	35.05	0.058	2.00	5.46
including	Main Zone	Teck	1989	60	90	30	9.14	0.149	5.11	8.72
SB-033	Main (SE)	Newmont	1988-89	535	685	150	45.72	0.026	0.90	na
including	Main (SE)	Newmont	1988-89	650	685	35	10.67	0.073	2.52	na
SB-035	Main (SE)	Newmont	1988-89	640	830	190	57.91	0.054	1.85	na
including	Main (SE)	Newmont	1988-89	785	830	45	13.72	0.195	6.69	na
SB-038	Main (SE)	Newmont	1988-89	595	675	80	24.38	0.085	2.92	na
including	Main (SE)	Newmont	1988-89	650	675	25	7.62	0.228	7.80	na
SB-040	Main (SE)	Newmont	1988-89	560	640	80	24.38	0.092	3.15	na
SB-048	Main (SE)	Newmont	1988-89	20	120	100	30.48	0.081	2.77	0.39
including	Main (SE)	Newmont	1988-89	20	60	40	12.19	0.150	5.13	0.41
SB-063	Main (SE)	Newmont	1988-89	515	665	150	45.72	0.034	1.18	7.11
including	Main (SE)	Newmont	1988-89	525	555	30	9.14	0.110	3.77	32.15
SB-093	Main (SE)	Cyprus	1994-95	375	500	125	38.10	0.025	0.86	7.39
SB-136	Main (SE)	Cyprus	1994-95	580	915	335	102.11	0.040	1.38	3.13
including	Main (SE)	Cyprus	1994-95	580	720	140	42.67	0.073	2.51	1.26
SB-147-97	Main (SE)	Cameco	1997	260	375	115	35.05	0.038	1.29	8.27
including	Main (SE)	Cameco	1997	260	280	20	6.10	0.141	4.82	4.50
TCX-025	Main (SE)	Amoco	1981	200	280	80	24.38	0.065	2.23	na
including	Main (SE)	Amoco	1981	200	220	20	6.10	0.189	6.48	na
CPR-031	North Zone	Crown	1991	45	215	170	51.82	0.040	1.37	na
CPR-047	North Zone	Crown	1991	25	210	185	56.39	0.029	1.02	na
CPR-075	North Zone	Crown	1991	135	310	175	53.34	0.042	1.43	na
including	North Zone	Crown	1991	205	245	40	12.19	0.076	2.62	na
CPR-095	North Zone	Crown	1991	0	415	415	126.49	0.026	0.89	na
including	North Zone	Crown	1991	200	415	215	65.53	0.032	1.10	na
CPR-096	North Zone	Crown	1991	0	210	210	64.01	0.026	0.88	na
CPR-097	North Zone	Crown	1991	0	160	160	48.77	0.035	1.19	na
including	North Zone	Crown	1991	120	160	40	12.19	0.068	2.33	na
CPR-099	North Zone	Crown	1991	15	180	165	50.29	0.055	1.89	na
including	North Zone	Crown	1991	70	175	105	32.00	0.076	2.62	na
including	North Zone	Crown	1991	70	105	35	10.67	0.147	5.04	na

Date: October 24, 2014	30

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The most robust historic resource estimates calculated for the Pinion Deposit, which included the Main Zone and North Pod in sections 22 and 27 (T30N, R53E), were completed in 1995 by Cyprus Metals. They comprise a polygonal estimate (Wood, 1995) and a Multiple Indicator Kriging (MIK) estimate using Mintec’s MEDSystem software (Wells, 1995).

Table 6.4:  Summary of Pinion Prospect Historic Resource Estimates (Section 22, T30N, R53E).

Resource*	Year	Tons	Tonnes	Gold Grade		Silver Grade		Cut-off Grade	Contained Ounces
		(x 106)	(x 106)	(opt)	(g/t)	(opt)	(g/t)	(opt Au)	Au	Ag
Crown	1991
(Calloway, 1992a)		8.11	7.36	0.026	0.891	-	-	0.01	210,860	-
Bharti	1996
(Bharti Eng., 1996)		10.8	9.8	0.025	0.857	0.157	5.383	-	270,000	1,695,600

*The mineral resource estimates summarized in Table 6.4 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation.  The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized.  The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

The 1995 Cyprus polygonal estimate incorporated both high density and low density drilling at, and surrounding, the two zones of mineralization and utilized a tonnage factor of 12.5 cubic feet/ton (SG 2.563).  Polygons were constructed using cross-sectional drill hole information and were classified as “proven” in areas where drill density was high (< 100 ft, where polygons were projected <50 ft on either side of a section). Polygons with drill hole spacing between 100 ft and 200 ft were classified as “probable” and those with relatively wide drill hole spacing >200 ft were classified as “inferred”.  The resource was calculated by summing all polygons with an average grade >0.01 opt Au (cut-off grade).  The original classification of the 1995 polygonal Pinion resource is not consistent with either NI 43-101 or CIM standards.  The summary provided in Table 6.5 is taken from the original report and represents a summation of all three of the historic resource categories into a global historic “geological” resource.

Table 6.5:  Summary of 1995 Cyprus Metals’ Historic Resource Estimates for the Pinion Prospect (Sections 22 and 27, T30N, R53E).

Resource * (Reference)	Tons	Tonnes	Gold Grade	Gold Grade	Cut-off Grade	Cut-off Grade	Contained Au (oz)
	(x 106)	(x 106)	(opt)	(g/t)	(opt Au)	(g/t Au)
Polygonal
(Wood, 1995)	30.64	27.8	0.026	0.89	0.01	0.34	796,640
MIK
(Wells, 1995)	18.26	16.56	0.0269	0.92	0.01	0.34	491,194
*The mineral resource estimates summarized in Table 6.5 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation.  The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized.  The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

Date: October 24, 2014	31

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The “1995 Cyprus Polygonal Resource” was calculated using a significant amount of drill data (~350 drill holes) and was completed by reputable individuals in a manner that was consistent with industry standards at that time.  However, the estimate incorporated very few density (SG) measurements and a very limited amount of QAQC data.  A more thorough review of the historic data and a rigorous application of current NI 43-101 and CIM resource estimation standards and procedures, along with possible confirmation exploration work, would be required in order to produce a “current” NI 43-101 compliant mineral resource for the Pinion Deposit. The authors are of the opinion that the drill hole spacing, the overall density of drilling and the continuity of intersected gold mineralization for the Pinion Deposit is sufficient to conduct an NI 43-101 mineral resource estimate with the recovery of certain original drill hole data and further validation and confidence in the drill hole database.

Also in 1995, Cyprus produced an MIK (Multiple Indicator Kriging) estimate for the Pinion Deposit utilizing a similar database to that of the “1995 Cyprus Polygonal Resource” described above.  The same tonnage factor as the polygonal resource (12.5 cubic feet/ton, or SG 2.563) was used and grade was applied to a 50 ft x 50 ft x 20 ft block model using Mintec’s MEDSystem software and an MIK grade estimation algorithm. Following the estimation process, Lerchs-Grossman pit models were run for $400/oz and $700/oz gold price scenarios using various parameters including; 45 degree maximum pit slopes, a $2.51/ton crushed ore cost (crushing processing, pad construction and G&A), 48% recovery for ROM material and 62% recovery for crushed material with a 0.0143 opt Au ROM cut-off grade (~0.5 g/t Au) and a ROM/crush cut-off grade of 0.008 opt Au (~0.27 g/t Au) for the $700/oz scenario and 0.009 opt Au (~0.31 g/t Au) for the $400/oz scenario.  In a resource summary document by Wells (1995) it is clearly stated that the resource work relied upon estimations, due to limited test work, for key factors such as density (tonnage factor), recovery and optimal crush size (limited metallurgical testing).  However, the assumptions made are considered reasonable and the resource estimation effort is considered acceptable for disclosure as a historic resource (Table 6.5).

In 1996, Royal Standard Minerals (RSM) contracted Bharti Engineering of Toronto, Canada, to conduct resource estimation on the Pinion Main Zone and North Pod mineralization within section 22 (T30N, R53E) and excluded data within section 27 (Bharti Engineering, 1996).  The resource estimate utilized GEMCOM mining software and although not clearly stated it is thought that the Inverse Distance Squared (ID2) grade estimation algorithm was used to apply grade to a 50 ft x 50 ft x 20 ft block model.  Samples (~5 ft average length) were uncapped but composited (to 20 ft), with minimum 2/maximum 12 data points required for modeling.  The Bharti estimate comprised a “global resource” without cut-off grade of 10.8 million tons grading 0.025 opt Au (0.86 g/t Au), representing a total of 273,800 contained ounces of gold, which incorporated more data but is otherwise comparable to the 1991 Crown polygonal estimate discussed above.  A Whittle pit was run for the resource using a gold price of $390/oz, a recovery of 67%, total operating costs of $5.75/ton, a 4% Royalty, 50o maximum pit slope and dilution estimated at 10%.  Using these values, two discreet potential pits were generated for the Main Zone and North Pod totaling only 3.3 million tons and averaging 0.026 opt Au (0.89 g/t Au) representing approximately 85,750 oz of gold of which 57,400 oz would be considered “recoverable”.  As with the previously discussed historical Pinion resource estimates, this estimate incorporated limited SG, QC and recovery (metallurgical) information and its geographic limitation to section 22 in turn limits the usefulness of the resource estimate as it excludes a significant amount of drill data in the northern part of section 27.

The Bharti Engineering (1996) historical Pinion resource estimate is of interest as it compares favorably to the 1991 Crown estimate, both of which were restricted to drilling within section 22 only.  However, unlike the 1991 Crown estimate, the 1996 Bharti estimate incorporated a significant number of silver analyses and provided an estimate for this metal (Table 6.4).  The parameters used in the estimation of Ag in the Bharti 1996 work are uncertain and an analysis of the Pinion database by APEX shows that silver analyses are only available for approximately 57% of the samples within the Pinion drill database.

Date: October 24, 2014	32

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The 1995 Cyprus polygon resource estimate also included data from the Dark Star prospect, which is located approximately 2 miles east of the Pinion prospect on sections 24 and 25 of T30N, R53E.  The same parameters that were applied to the Pinion data, as described above, were applied to the Dark Star data. The 1995 polygonal “global resource” for Dark Star (Wood, 1995) is considered appropriate for disclosure as a historic resource estimate (Table 6.6).  However, there is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimate for Dark Star was categorized.  The historic resource estimate should not be relied upon.

Table 6.6:  Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).

Resource * (Reference)	Tons	Tonnes	Gold Grade	Gold Grade	Cut-off Grade	Cut-off Grade	Contained Au (oz)
	(x 106)	(x 106)	(opt)	(g/t)	(opt Au)	(g/t Au)
Polygonal
(Wood, 1995)	7.72	7.00	0.020	0.690	0.01	0.34	151,365
*The mineral resource estimates summarized in Table 6.8 are non – NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation.  The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized.  The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

7.0           GEOLOGICAL SETTING AND MINERALIZATION

Work by Gold Standard at the Railroad Project, recently expanded by the acquisition of the Pinion Project, is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the company’s systematic approach to exploration and data analysis.  However, the regional scale geological setting of the Railroad-Pinion Project is relatively well understood. As a result, the regional geologic information in the following section is largely derived from previous Technical Reports on the Railroad Property by Hunsaker (2010 and 2012a,b) and Shaddrick (2012).  The following section also includes a discussion of the Pinion Project geology as well as updated information pertaining to the geology of the various prospects located at the Railroad Project.  A regional geological map for the Railroad-Pinion Project area is provided (Figure 7.1a) along with its corresponding legend (Figure 7.1b).

7.1           Regional Geology

The Railroad-Pinion Project is located along the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits.  The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range as shown in a regional long section in Figure 7.2 (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin-style gold deposits.

The tectonic and magmatic history of the region has produced a complex geologic framework, many details of which remain obscure.  Of the many published studies on Carlin Trend geology, one of the most recent and well respected is that by Teal and Jackson (2002).

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, the time of deposition of the oldest rocks observed in the area (Stewart, 1980).  A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be more silty and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits).  The Carlin Trend sits approximately at the shelf-slope break, although this break was not static over time.

Date: October 24, 2014	33

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.1a:  Regional Geology of the Carlin Area (after Hunsaker, 2010).

580000
600000
4520000
Gold Quarry Mine
Rain Mine
Emigrant
Springs
Deposit
Railroad - Pinion
Project
Area
4500000
4480000
4460000
0
2.5
5
10
Miles

Date: October 24, 2014	34

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.1b: Legend for Regional Geology of the Carlin Area (after Hunsaker, 2010).

Date: October 24, 2014	35

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.2:  Longitudinal Section Illustrating the Four Igneous Cored Domes on the Carlin Trend.

In Late Devonian and Middle Mississippian time, east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust.  This regional fault places western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In this report the western facies are referred to as “allochthonous” whereas the eastern facies are “autochthonous”.  As the result of this tectonism, the Mississippian and Pennsylvanian “overlap assemblage” of clastic rocks was deposited across the region (Smith and Ketner, 1975).  Regional stratigraphy shows interleaved allochthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo et al., 2002; Mathewson, 2001; Rayias, 1999; Smith and Ketner, 1975).  Stratigraphic identification is complicated by epigenetic dolomite alteration typically associated with Carlin- type gold deposits overprinting the carbonate rocks (Hunsaker, 2012a,b).

Multiple igneous intrusions occur along the Carlin Trend.  The oldest igneous rocks are reported to be Late Triassic age (Teal and Jackson, 2002).  Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike Deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous age Richmond Stock (quartz monzonite); the Eocene age Welches Canyon Stock; and hydrothermally-altered and locally gold-bearing felsic to mafic dikes/dike swarms of Tertiary (Eocene) age (Ressel, 2000).

Date: October 24, 2014	36

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Post-dating the Carlin-style gold mineralization are Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, tuff beds and tuffaceous sediments.  Primarily rhyolitic in composition, the volcanic cover rocks comprise a bimodal suite including rocks as mafic as basalt.

Tertiary crustal thinning commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism.  The extension is generally east-west directed and is manifested in the Basin and Range physiography.  The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension.  The significant consequence of extensional faulting is the dismemberment and tilting of preexisting features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada.  The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks.  Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks.  Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits.  The extensional faulting distorts and dismembers preexisting features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

7.2           Local Geology

Select portions of the Local Geology section, as previously described in the Hunsaker (2012a,b) report, have not materially changed and are directly quoted (with minor sequence and formatting changes) within the following section.

The core of the Pinon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks (Smith and Ketner, 1975).  Minor folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range.  Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens.  A summary of the stratigraphic units and map abbreviations is provided in Table 7.1.  The property scale geology of the Railroad-Pinion Project is illustrated in Figure 7.3a, along with its corresponding legend (Figure 7.3b), and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

7.2.1           Railroad Geology

The following discussion of Railroad Geology includes quoted sections from a previous Technical Report on the Railroad Project by Hunsaker (2012b) and Shaddrick (2012).

“The Railroad District is underlain by large, Tertiary age, multi-phase intrusive complex.  The stock is quartz monzonite with a later stage rhyolitic core and outcrops over less than a half of a square mile (Gillerman, 1981).  Numerous dikes are found adjacent to and peripheral from the Bullion Stock.  Gillerman (1981) obtained a K-Ar date of 36.3 to 37.8 Ma for the Bullion Stock and suggested that it may be the upper portion of a much larger intrusion she named the Grey Eagle pluton.  U.S. Geological Survey aeromagnetics and drilling in the 1960’s and 1970’s indicated the Grey Eagle pluton is as close as 1,000 feet beneath the surface”

Date: October 24, 2014	37

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 7.1: Formation Correlation Table.
Group Formation Member (Ketner and Smith, 1963)	Figure 12: Local Geology Map Labels
Qd, Qc, Qcst, Qls, Qay, Qfy, Qfo
Argillite unit in Lee Canyon	Tts8, Tcg8, Tba7, Tts6, Tba4, Telk
Bullion Stock	Trhy3, Tgd2
Diamond Peak and Chainman Webb Argillite unit in Lee Canyon	Mrai, Mton, Mmel, Mc, Mtp Mweb, Mlec,
Argillite quartzite unit in Lee Canyon
Devils Gate Limestone Woodruff Nevada Fm upper dolomite Oxyoke Canyon member Beacon Peak Dolomite Member	Ddg, Dwood, Dnvud, Dnvoc, Dnvbpl, Dnvbp
Nevada Formation	Dnu
Lone Mountain Dolomite	Dslm
Hanson Creek Fm	SOhad
Eureka Quartzite	Oen
Pogonip Group	Opog

Since the Hunsaker (2012a,b) and Shaddrick (2012) reports, twenty four (24) additional samples of igneous (intrusive and extrusive) rocks from the Railroad Project area were collected and age dated by Christopher Henry of the Nevada Bureau of Mines and Geology, University of Nevada.  This work was conducted to further investigate the igneous geology at the Project and its relationship to mineralization.  The samples were selected during a program that comprised field work and an examination of drill core to determine rock types, relative (cross-cutting) age relationships and spatial relationships to gold and/or base metal mineralization.  The selected samples of igneous rocks and mineralization were sent for petrographic (thin section) analysis, chemical analyses, and 40Ar/39Ar and U-Pb zircon age dating.  The age dating work included mineral separations of sanidine, zircon, and/or other minerals as appropriate, and was performed at the New Mexico Geochronological Research Laboratory (New Mexico Tech, Socorro, New Mexico) and to the USGS – Stanford SHRIMP U-Pb lab (Stanford University, California).  Data analysis and interpretation is currently in progress, however, a preliminary interpretation of the 40Ar/39Ar and U-Pb age dates suggests the following.  Igneous rocks at the Railroad Project were emplaced and/or deposited during at least 4 distinct episodes between 38.9 and 37.5 Ma, with two possible major pulses at 38.4 and 37.8 Ma, that have produced at least 10 distinct rocks types (Henry pers. comm. of unpublished data, 2014).

Date: October 24, 2014	38

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.3a:  Property Geology (After Smith and Ketner, 1978).

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Property Geology
Railroad Pinion Area
1:100,000
NAD 1983, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
March, 2014
Rain
Emigrant
Railroad Project
North Bullion
Railroad
T31N R53E
Pinion Project
Pinion
Dark Star
T30N R53E
Legend
GSV Mineralized Zone
Railroad Pinon Project Outline
Railroad Mineralized Zone
Pinion Mineralized Zone
Rain Emigrant Mineralization
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
Type
Canal/Ditch
Drainage
Waterbodies
580000
585000
590000
4495000
4490000
4485000
4480000

Date: October 24, 2014	39

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.3b: Legend for Property Geology (After Smith and Ketner, 1978) .

DESCRIPTION OF MAP UNITS

Ql LANDSLIDE DEBRIS (HOLOCENE AND PLEISTOCENE) – Rubble composed of very large to small blocks and pieces of local rock units

Qal ALLUVIUM AND COLLUVIUM (HOLOCENE AND PLEISTOCENE) – Silt, sand, and gravel along streams and as slope wash

Qg GRAVEL, SAND, AND SILT (HOLOCENE AND PLEISTOCENE) – Nontuffaceous deposits on benches and terraces. Thickness commonly 6-18 m (20-60 ft)

QThr HAY RANCH FORMATION (PLEISTOCENE AND PLIOCENE) – Clay, tuff, limestone, tuffaceous siltstone, sandstone, and fanglomerate. Thickness at least 400 m (1,300 ft)

Th ANDESITE AND BASALTIC ANDESITE (UPPER MIOCENE) – Dark-gray to black mostly dense and aphanitic flows. Thickness about 305 m (1,000 ft)*

Tbp BASALT (UPPER MIOCENE) – Small basalt plugs at north end of Pine Valley

Th HUMBOLDT FORMATION (UPPER MIOCENE) – Tuff, vitric ash, tuffaceous siltstone and sandstone, conglomerate, and limestone; some diatomite. Thickness about 580 m (1,900 ft)

Tpc PALISADE CANYON RHYOLITE (UPPER MIOCENE) – Rhyolite flows. Forms wedge in Humboldt Formation. Maximum thickness about 245 m (800 ft)

Twt RHYOLITIC WELDED TUFF (OLIGOCENE) – Covers small area on east flank of Cortez Mountains. Thickness about 63 m (200 ft)

Tmi MAFIC TO INTERMEDIATE INTRUSIVE ROCKS (OLIGOCENE) – Dark-gray to black, dense, and aphanitic intrusive rocks in plugs and dikes

Tyv YOUNGER INTERMEDIATE TO SILICIC VOLCANICS (OLIGOCENE) – Mostly lavas ranging from andesite to quartz latite; some interlayered ash-flow tuffs and volcanic breccias. Thickness 275-305 m (900-1,000 ft)

INDIAN WELL FORMATION (OLIGOCENE) – Maximum measured thickness 1,015 m (3,300 ft)

Tiws Tuffaceous sedimentary rocks – Upper part (about 640 m or 2,100 ft thick), fluviatile tuffaceous sandstone is predominant, but evenly bedded tuff and lacustrine limestone are interbedded with the sandstone. Lower 305-360 m (1,000-1,200 ft) is composed of fluviatile deposits of predominantly sandstone and less conglomerate and siltstone and mudstone; many beds tuffaceous

Tiwt Ash-flow tuff – Rhyolitic to dacitic ash-flow tuffs which range from nonwelded to densely welded

Tiw Interlayered ash-flow tuff and tuffaceous sedimentary rocks

Tiwb Basal unit – Tuff and tuffaceous sedimentary rocks. Includes volcaniclastic conglomerate and sandstone which also contain fragments of Paleozoic rocks; some welded tuff

SILICIC INTRUSIVE ROCKS (OLIGOCENE):

Ti Mostly rhyolite – In dikes, stock, and core of stock near Bullion

Tig Granite, quartz monzonite, monzonite, and quartz diorite – In outer shell of stock near Bullion

Ta MAFIC TO SILICIC VOLCANICS (OLIGOCENE) – Dark fine-grained lavas; thin beds of volcaniclastic sandstone. Thickness about 90-120 m (300-400 ft)

Tov OLDER INTERMEDIATE VOLCANICS (OLIGOCENE) – Latitic to andesitic lavas. Thickness somewhat more than 150 m (500 ft)

Te ELKO FORMATION (OLIGOCENE OR EOCENE) – Thin-bedded light-gray and tan limestone having a yellow tint; ostracode coquinites; laminated shale and siltstone; oil shale; claystone and marl; tuff in upper part. Maximum thickness about 760 m (2,500 ft)

Tl LIMESTONE (EOCENE) – Gray to tan and white, dense, sugary, thick-bedded limestone. Thickness 305 m (1,000 ft)

Tlc CHERTY LIMESTONE (EOCENE) – Gray and tan dense limestone; much black, brown, and tan opaline chert in pods and lumps. Contains snail shells. Thickness about 305 m (1,000 ft)

Tcs CONGLOMERATE, SANDSTONE, SILTSTONE, AND LIMESTONE (EOCENE?) – Conglomerates of pebble- to boulder-sized clasts derived from Paleozoic rocks. Interbedded sandstone and siltstone. Brown and gray limestone and sandy limestone which weather tan, brown, and red. Maximum thickness about 760 m (2,500 ft)

Tcl LIMESTONE AND LIMESTONE-CLAST CONGLOMERATE (EOCENE?) – Gray limestone commonly dense; conglomerate of pebble- to boulder-sized clasts of mostly carbonate rocks derived from nearby Paleozoic formations. Maximum measured thickness 195 m (635 ft)

NEWARK CANYON FORMATION (UPPER AND LOWER CRETACEOUS):

Knc Main body – Gray, tan, and brown and red sandstone and conglomerate, lesser amount of siltstone, and a little limestone in Cortez Mountains. Gray shale, sandstone, conglomerate, and limestone in Piñon Range. Maximum thickness about 670 m (2,200 ft)

Knb Basal member – Poorly consolidated dark-gray to black mudstone, some siltstone, thin pebbly layers, and sandstone and conglomerate lenses. Maximum thickness about 215 m (700 ft)

Jak ALASKITE (UPPER JURASSIC) – Mostly fine- to medium-grained much-altered intrusive rock

Jg GRANODIORITE (UPPER JURASSIC) – Medium-grained much-altered gray intrusive rock

FRENCHIE CREEK RHYOLITE (UPPER JURASSIC) – Maximum thickness may be 2,135 m (7,000 ft)

Jfr Rhyolite? – Much-altered rhyolite(?) occurring as a plug

Jfu Upper member – Mostly rhyolite to andesite lavas, commonly fine-grained porphyritic. Light gray to black and reddish brown are the most common colors

Jfl Lower member – Flows, tuffs, and clastic sedimentary rocks

Js SOD HOUSE TUFF (UPPER? JURASSIC) – Mostly altered white silicic ash-flow tuff. Thickness about 305 m (1,000 ft)

Jb BIG POLE FORMATION (UPPER? JURASSIC) – Mostly poorly sorted sedimentary rocks composed of volcanic fragments and plagioclase and quartz; some lava flows. Thickness at least 305 m (1,000 ft)

UNDIVIDED UPPER AND LOWER PERMIAN AND UPPER PENNSYLVANIAN ROCKS – Maximum thickness about 1,525 m (5,000 ft)

Pℙu Main body (Upper and Lower Permian and Upper Pennsylvanian) – Thin-bedded calcareous siltstone and sandstone which weather to yellow and tan platy fragments; limestone, dolomitic limestone, and dolomite; some black platy limestone; conglomerate and conglomeratic sandstone. Thickness 1,220± m (4,000± ft)

Puc Carbonate rocks and much chert (Upper Permian) – Mostly limestone and dolomite and interbedded tan and brown chert layers and pods; some siltstone. Thickness 290+ m (950+ ft)

Pℙs STRATHEARN FORMATION (LOWER PERMIAN AND UPPER PENNSYLVANIAN) – Sandy limestone, tan and yellow calcareous siltstone; crossbedded sandy and pebbly limestone; quartzite- and chert-clast conglomerate. Thickness 365-610 m (1,200-2,000 ft)

ℙt TOMERA FORMATION (MIDDLE PENNSYLVANIAN) – Interbedded and interfingering limestone- and siliceous-clast conglomerate. Thickness 520-610 m (1,700-2,000 ft)

ℙm MOLEEN FORMATION (MIDDLE AND LOWER PENNSYLVANIAN) – Gray limestone, commonly ledgy, and interbedded silty and sandy limestone; pods and layers of chert; conglomerate lenses. Thickness 365-490 m (1,200-1,600 ft)

TOMERA AND MOLEEN FORMATIONS UNDIVIDED (MIDDLE AND LOWER PENNSYLVANIAN) – Maximum thickness 1,005 m (3,300 ft)

ℙtm Main body – Complete mixture of rock types that occur in the two formations

ℙcs Conglomerate – Mostly siliceous-clast conglomerate and sandstone

ℙMd DIAMOND PEAK FORMATION (LOWER PENNSYLVANIAN AND UPPER AND LOWER MISSISSIPPIAN) – Conglomerate of mostly chert and quartzite clasts ranging in size from pebbles to boulders; sandstone; some marl and shaly beds and limestone; lenticular units. Thickness 1,435± m (4,700± ft)

Mc CHAINMAN SHALE (UPPER AND LOWER MISSISSIPPIAN) – Mostly gray and some almost black shale and sandstone of quartz and chert grains; some conglomerate lenses; some thin limestone and calcareous sandstone beds; pebbly mudstone. Thickness about 490-760 m (1,600-2,500 ft)

Mdc DIAMOND PEAK AND CHAINMAN FORMATIONS UNDIVIDED (UPPER AND LOWER MISSISSIPPIAN) – Conglomerate, sandstone, and shale; no one lithology dominant

Mw WEBB FORMATION (LOWER MISSISSIPPIAN) – Gray siliceous mudstone; black to gray tan-weathering dense limestone in lenses near top. Thickness 0-245 m (0-800 ft)

Ma ARGILLITE OF LEE CANYON (LOWER MISSISSIPPIAN) – Black siliceous argillite and a little black chert; a very little conglomerate and sandstone near top. Thickness 1,525+ m (5,000+ ft)

UPPER PLATE ROCKS OF ROBERTS MOUNTAINS THRUST

Siliceous assemblage

Dw WOODRUFF FORMATION (UPPER, MIDDLE, AND LOWER DEVONIAN) – Dark-gray to black siliceous mudstone and chert; lesser amounts of shale, siltstone, dolomitic siltstone, dolomite, and limestone. Thickness 915-1,830(?) m (3,000-6,000? ft)

Sc CHERT AND SILTSTONE (MIDDLE OR LOWER SILURIAN) – Gray, tan, brown, and green chert and lesser amounts of siltstone. Thickness about 120-150 m (400-500 ft)

Ov VININI FORMATION (UPPER, MIDDLE, AND LOWER ORDOVICIAN) – Predominantly black chert, and shale and siltstone. Thickness probably at least 1,000 m (3,280 ft)

Ova VALMY FORMATION (MIDDLE ORDOVICIAN) – Shale, quartzite, and greenstone. Thickness slightly more than 50 m (150 ft)

Transitional assemblage

Dlc LIMESTONE AND CHERT (UPPER AND MIDDLE DEVONIAN) – Gray limestone, sandy limestone, chert, and chert-pebble conglomerate. Thickness a few hundred meters (few hundred ft)

Drm ROBERTS MOUNTAINS FORMATION (LOWER DEVONIAN) – Black shaly and platy carbonaceous silty dolomite and dolomitic marl. Exposed in thrust slice. May not be in upper plate of Roberts Mountains thrust. Thickness 90± m (300± ft)

Oc CLAYSTONE, SHALE, AND LIMESTONE (UPPER, MIDDLE, AND LOWER ORDOVICIAN) – Claystone, shale, sandy and gritty limestone, chert, limestone, and quartzite. Thickness 490+ m (1,600+ ft)

LOWER PLATE ROCKS OF ROBERTS MOUNTAINS THRUST

Carbonate assemblage

Ddg DEVILS GATE LIMESTONE (UPPER AND MIDDLE DEVONIAN) – Medium- to thick-bedded, light- and dark-gray limestone. Thickness 285+ m (940+ ft)

NEVADA FORMATION:

Dnu Upper dolomite member (Middle Devonian) – Brown and gray dolomite in alternating layers. Thickness 255-630 m (845-2,065 ft)

Dno Oxyoke Canyon Sandstone Member (Middle and Lower Devonian) – Quartzite and sandstone containing variable amounts of dolomite. Thickness 0-185 m (0-600 ft)

Dnb Beacon Peak Dolomite Member (Lower Devonian) – Thin- to thick-bedded, gray to brown dolomite; peculiar grainy appearing texture and thin red stylolites are characteristic. Contains lenses of limestone, mapped on Pine Mountain.
Thickness 205 m (675 ft)

DSlm LONE MOUNTAIN DOLOMITE (LOWER DEVONIAN AND UPPER SILURIAN) – Upper part mostly alternating brown and gray dolomite in 0.6-4-m (2-12-ft)-thick beds. Lower part mostly obscurely thick-bedded gray dolomite. Thickness 425+ m (1,400+ ft)

Ohc HANSON CREEK FORMATION (UPPER AND MIDDLE ORDOVICIAN) – Thin- to thick-bedded black and gray dolomite. Dolomitic and limy siltstone, silty limestone, and very fine-grained sandstone that weather yellow at top of formation. Thickness 40 m (130 ft)

Oe EUREKA QUARTZITE (MIDDLE ORDOVICIAN) – Thick-bedded to obscurely thin-bedded white quartzite. Thickness 21 m (70 ft)

Op UPPER PART OF POGONIP GROUP (MIDDLE ORDOVICIAN) – Mainly thin-bedded gray dolomite, some thick-bedded; interbeds of shale in upper part. Exposed thickness about 105 m (305 ft)

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.4: Railroad – Pinion Project Stratigraphic Column.

SYSTEM SERIES	GROUP FORMATION MEMBER	MAXIMUM THICKNESS EXPOSED	LITHOLOGY	LITHOLOGIC DESCRIPTION
Quaternary		Few feet		Alluvium, sand and gravel, and colluvium on steep slopes. In the northern part of the outcrop area, landslide boulder deposits of Mississippian rock are included
Tertiary		Few hundred feet		
				UNCONFORMITY
Several thousand feet of section exposed in Piñon Range outside Railroad mining district				Tuff, lava flows, and sedimentary sand and conglomerate. Conglomerate distinguished from Paleozoic conglomerate by content of igneous clasts. Tuffs are mainly quartz latite. Flows are mainly rhyolite
				UNCONFORMITY
Lower Mississippian	Argillite unit in Lee Canyon	About 1000 ft		Siliceous argillite and chert, thin bedded, black
				THRUST FAULT
Lower Mississippian	Argillite-quartzite unit in Lee Canyon	About 2000 ft		Siliceous argillite and quartzite, thick- to thin-bedded. Rocks are gray to black and weather brown. Groups of mudstone beds alternate with groups of quartzite beds. Altered near base to diopside-garnet-quartz skarn
				DISCONFORMITY
Upper Devonian ?	Devils Gate Limestone	About 800 ft, beds repeated in northern outcrop area		Limestone and dolomite. Thick- to thin-bedded. Beds of dolomite alternate with beds of limestone. Limestone is bluegray to white. Dolomite is black to white. Lighter colored carbonate is coarse grained. Spaghetti-like (Amphipora) coral is common. Breaks down to loose crystal sand. Altered to marble in places. Altered to skarn, especially near intrusive. Joints not so closely spaced as in Nevada Formation
Middle Devonian ?	Nevada Formation	About 500 ft		Dolomite, thick- to thin-bedded, creamy white, less commonly gray. Closely spaced joints. Thin-bedded part breaks down to loose crystal sand. Altered in places to coarse-grained white marble and to skarn. Less susceptible to contact alteration than Devils Gate Limestone
Lower Devonian		About 100 ft exposed		Quartzite, massive to obscurely thin-bedded, white or brown. Quartz grains well rounded, poorly sorted, fine- to medium-grained. Original dolomite cement altered to diopside. Joints closely spaced
Silurian	Lone Mountain Dolomite	About 1000 ft of section exposed in Piñon Range outside the Railroad mining district 350 ft		Dolomite obscurely thick-bedded, gray. Basal 20 feet limy and dolomitic quartz siltstone that weathers yellow
Upper Ordovician	Hanson Creek Formation	130 ft		Dolomite, thick- to thin-bedded, black, brecciated. Abundant poorly preserved fossils. Upper 10 feet light colored and coarsely crystalline
Middle Ordovician	Eureka Quartzite	70 ft		Quartzite, thick-bedded to obscurely thin-bedded, white. Forms cliff. Quartz grains fine to medium grained, well sorted
Middle & Lower Ordovician	Pogonip Group	350 ft		Dolomite, thick-bedded to mainly thin-bedded, gray. Thin interbeds of cherty shale in upper part. Cherty shale weathers yellow to brown. Abundant poorly preserved fossils

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“The northern portion of the Project is primarily covered with Mississippian Webb or equivalent age rocks (Figures 7.3a, 7.3b and 7.4; Table 7.1 - this report).  Detailed mapping by Westmont subdivided these units into separate lithologies (Nordquist, 1992).  Westmont mapped the units striking northwesterly and dipping north.  Some of the historic drill holes were drilled deeper ending in the Devonian Devils Gate Formation.  Published reports from the Rain Mine suggest that Mississippian Webb and Chainman formations occur as both allocthonous and autochthonous units (Longo et al., 2002 and Mathewson, 2001).”

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults.  The north-south striking Bullion Fault Corridor separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range.  Northwest and west-northwest striking faults occur across the Project.  “Drilling indicates that low-angle faults have juxtaposed Devonian age carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults.  These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate Formation (Ddg) and Webb Formation (Mw) as well as Webb age equivalent rocks (Mtp-Tripon Pass)” (Hunsaker, 2012b).

In the Central Bullion Target area is a westerly dipping sequence of Paleozoic rocks that are offset into numerous “distinct” blocks by west-northwest, north-south and northeast-striking faults.  The west-northwest trend appears to be the most important structural trend.  Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

7.2.2           Pinion Geology

The geological setting of the Pinion Project area is the same as that described above for the adjacent and contiguous Railroad Project.  Thus, the stratigraphic units observed at the Pinion Project are the same as those described above, as is the overall tectonic history. The property scale geology of the Railroad-Pinion Project area is illustrated in Figure 7.3a, and corresponding legend (Figure 7.3b), and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 degrees to 25 degrees and the steeper eastern limb dips 35 degrees to 50 degrees. The Carlin-type mineralization occurs at two prospects in the Project area referred to as the Pinion and Dark Star prospects.  Mineralization is strongly controlled by the contact between the underlying Devonian Devils Gate Limestone (Ddg) and the overlying Mississippian Tripon Pass Formation silty micrite (Norby et al., in Press).

The following information reproduced from an upcoming paper being presented at the 2015 Geological Society of North America annual symposium and summarizes well the geological observations that Gold Standard’s geologists have compiled from their extensive review of historic and new core, re-logging of many of the historic RC hole chips, logging of new RC holes and geological mapping at the Pinion Project by Norby et al. (in Press):

“Pinion is a Carlin-type gold-silver deposit at the south margin of the Railroad district…….……………”

“ Gold and silver are concentrated within a multi-lithic breccia developed along the unconformable contact between underlying Devonian Devil’s Gate Formation calcarenite limestone (>200 meters thick) and overlying Mississippian Tripon Pass Formation silty micrite (up to 50 meters thick). Above the Tripon Pass are Mississippian Webb Formation silty mudstone (40 meters thick) and Mississippian Chainman Formation chert-clast sandstone to conglomerate (>300 meters thick). Mississippian Tonka Formation conglomerate is in fault contact with Chainman Formation northeast of Pinion. Tonka clasts are of all above-mentioned lithologies. Feldspar-quartz porphyry sills are common at southeast Pinion and less so in other parts of the deposit.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Pinion deposit occurs within a northwest-trending horst. Faults on the northeast horst margin are linking structures to the more northerly striking, range-bounding structures of the Bullion fault corridor, an apparently reactivated older structural trend. The fault on the southwest horst margin continues northwest across the south margin of the range.  The west-northwest-striking Main Zone fault cuts the center of the horst, dips moderately northeast, has 30 to 60 meters of apparent-normal offset, and has gold concentrated within its footwall. North-northeast striking faults cross the horst, one with near-vertical east dip at northwest Pinion and one with moderate west dip at southeast Pinion. The host section is 70 meters shallower east of the fault at southeast Pinion.

An east-southeast verging, asymmetric anticline occurs at central Pinion. It is apparently left-laterally displaced across the Main Zone and south horst faults. A nearly flat-lying thrust at southeast Pinion separates an overlying normal Devil’s Gate to Chainman section from an underlying Chainman section. Feldspar-quartz porphyry sills occupy this structure. At east Pinion, a second, more local, moderately southeast-dipping thrust repeats the Tripon Pass through Chainman section. Throughout the Pinion deposit, gold and silver concentrations trend along structures of north-northeast and west-northwest strike.”

7.3           Mineralization

Historic exploration, including extensive drilling, conducted at the Pinion deposit area has demonstrated the presence of Carlin-style gold mineralization.  Mineralization at Pinion occurs mainly as finely disseminated gold in dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devil’s Gate Formation calcarenite (Norby et al., in Press; McCusker and Drobeck, 2012).  The breccia is cemented with quartz, barite and calcite. Example schematic cross-sections of the geology and gold mineralization along with locations of the cross-sections are provided in Figures 7.8a to 7.8d. Gold deposition is thought to have occurred during the Eocene at the same time as formation of the dissolution collapse breccia. Mineralization also included silica flooding,  quartz veining and deposition of minor fine-grained pyrite, stibnite and barite (Norby et al., in Press; DeMatties, 2003).  The mineralized horizon is oxidized to depths of 1,050 ft (320 m), or more. Barite-rich breccias can also be observed associated with jasperoid bodies at surface.  Significant control on the distribution of gold appears to have been exerted by folding/horst development in that the highest grades and thickest mineralization occurs in the apical hinge portion of the coincident Pinion anticline and main horst block. Breccias and gold zones thicken noticeably towards high angle faults, which likely acted as conduits for the gold-bearing hydrothermal fluids. The Main Zone mineralized zone trends approximately N65ºW to N75ºW, reaches up to 4,800 ft (1.46 km) along strike and varies from 1,000 ft to 2,600 ft (320 to 790 m) in horizontal width across strike. Several historic resource estimates (non – NI 43-101 compliant) have been completed at the Pinion prospect and are described in greater detail within the History section of this report.  These historic estimates are superseded by the NI 43-101 compliant resource estimate presented in section 14 below. Historic exploration has identified two immediately adjacent zones of gold mineralization identified as the North Zone and a zone event further north identified as the North Extension Zone.

7.3.1           Pinion Deposit Area

Historic exploration, including extensive drilling, conducted by previous owners/operators at the Pinion target area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant (Koehler et al., 2014; Norby et al., in Press; see Section 16 below).  Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devil’s Gate Formation calcarenite (Norby et al., in Press; McCusker and Drobeck, 2012).

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Schematic example cross-sections of the geology and gold mineralization along with locations of the cross-sections are provided in Figures 7.5 to 7.8 (these figures are schematic in nature as they pre-date the final modelling but are overall in general agreement with the latest modelling). Gold deposition is thought to have occurred contemporaneous with breccia development and with late silica flooding and quartz veining. Barite-rich breccias can also be observed associated with jasperoid bodies at surface. Norby et al. (in Press) summarize the gold mineralization at Pinion as follows:

“Gold is hosted in a persistent blanket in a stratiform multi-lithic, collapse breccia. Breccia clasts grade from dominantly silty micrite (Tripon Pass) in the top of the breccia to calcarenite (Devil’s Gate) in the bottom, with lesser clasts of Webb silty mudstone and Chainman sandstone. Thickness and gold grade of multi-lithic breccia increase markedly proximal to feeder structures.

Alteration consists of collapse breccia formation, silicification, decalcification, clay replacement, sooty sulfide dissemination (oxidized to iron oxide), and barite flooding. Trace elements associated with gold are silver, antimony, arsenic, barium, and mercury.

A type of mineralization with more typically epithermal-like textures is also present at Pinion. Banded fine-grained to fine-cockscomb silica occurs throughout the deposit, locally with stibnite (stibiconite) and elevated silver to 70 ppm.”

7.3.2           Dark Star Area

Historic exploration, including drilling, conducted by previous owners/operators at the Dark Star target area has demonstrated the presence of Carlin-style gold mineralization.  The Dark Star prospect occurs at a higher stratigraphic level than the Pinion Gold Deposit, within possibly the Pennsylvanian Moleen and/or Tomera Formation (Smith and Ketner, 1975).  Anomalous gold mineralization at Dark Star has been intersected over an area approximately 2,000 ft (610 m) long (along a roughly north-south trend), up to 1,610 ft (490 m) wide (horizontally across strike) and up to a depth of  690 ft (210 m) below surface. Little is known about the Dark Star gold mineralization other than it is hosted in north and north-northeast-striking hydrothermal breccia and/or Jasperoid which likely represent silicified siliciclastics and limestone. The sedimentary rocks are cut by thin rhyolite dikes, part of a regional trend of faults, dikes, and silicification that runs along the east side of the Piňon range that Crown’s geologist referred to as the “Dark Star Structural Trend”. This trend can be seen to extend to the north along a couple of north-south ridges along strike and may extend south toward the Dixie Creek area.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.5:  Pinion Area Local Geology and Schematic Cross Section Locations.

Figure 7.6: Pinion Schematic Cross Section S1.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 7.7:  Pinion Schematic Cross Section S2.

Figure 7.8: Pinion Schematic Cross Section S3.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

8.0           DEPOSIT TYPES

Gold Standard currently recognizes three styles of mineralization at the Railroad and Pinion Project areas:

•	Carlin-type sedimentary rock-hosted gold mineralization.
•	Skarn-type silver, copper, lead, zinc, gold mineralization.
•
Sedimentary rock-hosted gold, silver and copper mineralization hosted in hornfelsed Paleozoic rocks (similar to geologic patterns observed at the Mike Gold-Copper-Zinc-Silver Deposit, as described by Norby and Orobona, 2002).

Since mid-2012 (Hunsaker, 2012a,b; Shaddrick, 2012; Koehler et al., 2014; Norby et al., in Press), the information on deposit types for the Railroad – Pinion Project area has evolved and been modified due to observations related to the collection and interpretation of ongoing additional exploration data.

The detailed mineralization models utilized by Gold Standard for the Pinion Project are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Gold Standard geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Pinion with well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Pinion that host gold mineralization; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults. The identification of these geologic patterns at Pinion lends credence to the mineralization models that are being used on the Project.

Geologic features that form characteristic patterns associated with Carlin-type, sedimentary rock-hosted gold mineralization include:
•	Gold deposition at siliciclastic rock / carbonate rock contacts.
•
The “footwall model”, which refers to sedimentary rock-hosted gold mineralization occurring in favorable Paleozoic carbonate rocks in the footwall (horst) of a normal fault that typically has +500 feet (+150 m) of normal displacement. Many Carlin-type, sedimentary rock-hosted gold deposits are characterized by this model, including but not limited to:  Leeville (Jackson et. al., 2002), Betze-Post and Meikle (Bettles, 2002 ) and Deep Star (Clode et. al., 2002).

•	Collapse breccia developed in carbonate rocks, and in overlying siliciclastic rocks. Collapse breccia is one of the preferred hosts for disseminated gold mineralization.
•	West-northwest, northwest-, northeast-, and north-south-striking high-angle faults.
•	Anticlines and overturned anticlines are structural features that serve as hydrothermal and metal-bearing fluid traps.
•
Alteration types include:  dolomitization, decalcification, silicification, argillization, oxidation, fine-grained sooty pyrite, carbon and barite.  Teal and Jackson (1997) noted that these types of deposits typically contain laterally and vertically continuous zones of hypogene oxidation.

•	Proximity to a multi-phase igneous center with associated igneous dikes and sills.
•	Microscopic gold associated with arsenic-rich pyrite. Associated trace elements include arsenic, mercury, antimony, thallium and zinc.

Geologic features and patterns associated with Carlin-type sedimentary rock-hosted gold mineralization have been identified and verified by geologic work and drilling on the Pinion Project.  Specific areas for this type of mineralization include the Pinion, Dark Star, Dark Star North, JR Buttes and Papoose Canyon prospects within the Pinion Project area.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Potential exists for other styles of gold mineralization at Pinion similar in style to what has been found within the Railroad Project area including skarn-type polymetallic silver, copper, lead, zinc and gold mineralization/zones within metamorphosed and metasomatically-altered Paleozoic limestone, dolomite, calcareous sandstone (exoskarn), and in igneous rocks (endoskarn).  At the Railroad Project, skarn formation is related to a multi-phase igneous center known as the Bullion Stock.  Alteration produced by the skarn event includes bleaching, andradite and grossularite garnets, pyroxene and a wide variety of calc-silicate minerals. Mineralization forms irregular bodies, chimneys, veins, and manto–style replacements typically within brecciated and metamorphosed Paleozoic carbonate rocks, along or proximal to high angle structures.  Mineralization is typically associated with deep oxidation, argillization and close proximity to igneous dikes along the west northwest-striking Standing Elk fault corridor.  Historic underground production and historic drilling, in addition to more recent mapping, geochemical sampling, and drilling results verify this style of mineralization and exploration model for the  area.

Sedimentary rock-hosted, disseminated gold, silver, copper and zinc mineralization is found in Paleozoic rocks within the hornfelsed aureole of the Bullion Stock at the Bald Mountain Target.  This style of mineralization/deposit is a hybrid of characteristics described for the Carlin-type sedimentary rock-hosted gold mineralization and skarn deposit types described above. In this setting, spotted hornfels is developed in Paleozoic siliciclastic and carbonate rocks.  Hornfelsed siliciclastic rocks of the Webb Formation are the host to gold, silver, copper and zinc mineralization.  The gold and copper/zinc intercepts are tabular and are spatially separate, with the gold zone occurring in the upper portion of the breccia and the copper/zinc zone located in the lower part of the breccia above the Devils Gate Formation marble (Jackson and Koehler, 2014). Alteration features include: vertically-extensive oxidation, argillization, silicification, quartz veining and bleaching.  Quartz porphyry and dacite dikes, filling northwest- and west northwest-striking faults, occur in this setting. These geologic characteristics are similar to mineralization at the Mike Deposit on the Carlin Trend (Norby and Orobona, 2002).  This type of target could exist in areas of increased igneous intrusions within the Pinion Project area.

9.0           EXPLORATION

The Railroad – Pinion Project is being explored on an ongoing basis by Gold Standard through the execution of a systematic, geologic model-driven and aggressive exploration program that includes geological mapping, geochemical and geophysical surveying and drilling. Details of past and more current exploration at the Railroad – Pinion Project are provided in reports by Hunsaker (2010; 2012a,b), Shaddrick (2012) and Koehler et al. (2014). This Technical Report is intended as a summary of exploration conducted by GSV in 2014, including drilling, along with the presentation of a maiden Mineral Resource Estimate, which is provided below in Section 14.

The following section summarizes recent surface exploration work as part of an ongoing program by GSV from early 2014 through to September, 2014 at the Pinion Project in support of the 2014 drilling and maiden resource estimate.  Recently (see GSV News Release dated March 5th, 2014), GSV acquired the remaining portions of the Pinion Project that it did not already own from Scorpio Gold Corporation (“Scorpio”).  The Pinion Project is located immediately south of, and is contiguous with, Gold Standard’s Railroad Project. Surface exploration during 2014 is in progress with work to date including geological mapping, channel rock and soil sampling along with ground gravity and CSAMT surveying. Gold Standard has not performed any exploration at the Pinion Project area prior to 2014.

9.1           Geologic Mapping

Previous exploration companies and government employees have conducted geologic mapping of the Railroad – Pinion Project at a variety of scales and by a variety of methodologies.  To improve and expand upon the surface geologic data base, Gold Standard geologists implemented a factual-based format of mapping (“Anaconda Style”) using multiple map layers to record, illustrate and synthesize geologic data at a common scale.  Geologic maps are created and compiled at either at 1:6,000 or 1:2,400.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Anaconda-style mapping has contributed significantly to the understanding of the complex lithologic, tectonic and mineral setting of the Project.  The mapping, compilation and interpretation remain in progress.  Mapping refinements based on systematic data collection and illustration has allowed Gold Standard geologists to recognize multiple exploration opportunities on the Project. Figure 9.1 shows the current status for mapping at the Pinion Project, along with some digitized historic mapping from the mid-1990’s. Geological mapping is ongoing during the current field season.

9.2           Geophysics

Gold Standard collected/acquired 2,808 gravity readings at the Railroad – Pinion Project during 2009 to 2011 which are presented on Figure 9.2 in Koehler et al. (2014).  Magee Geophysical Services Corp. of Reno, NV collected the gravity data under contract to Gold Standard (Hunsaker, 2012b). Wright Geophysics Inc. designed, supervised and interpreted the gravity surveys (Wright, 2009, 2010, 2012c and 2013b).  An additional 79 gravity readings were acquired from Newmont Mining Corporation from a 2002 survey (Wright, 2013b).  These surveys were designed to: identify structures, rock types and hydrothermal alteration related to mineralization associated with Carlin-type, sediment-hosted gold systems and skarn hosted precious metal/base metal mineralization; and refine target areas for drill hole placement. Gold Standard collected an additional 578 gravity readings during 2012 and 2013 the location and results of which are displayed with the prior readings on Figures 9.2 and 9.3 in Koehler et al. (2014). The gravity survey data covers not only the Railroad Project but also a significant portion of the Pinion Project area particularly in the area of the Pinion Deposit. Wright Geophysics Inc. designed, supervised and interpreted the gravity surveys (Wright, 2012c and 2013b).

In addition to the gravity surveys, Gold Standard collected 28.8 line miles (46.3 line km) of ground CSAMT data during 2012 and 2013 in the railroad Project area (Wright, 2012a, 2012b, 2013a). The CSAMT survey lines cover a portion of the Railroad Project area down to the south boundary of the Project. No survey coverage has yet been obtained for the Pinion Project area. A summary map with the results of the CSAMT survey is presented as Figure 9.4 in Koehler et al. (2014). Wright Geophysics Inc. designed, supervised and interpreted the CSAMT surveys (Wright, 2012a, 2012b, 2013a).  Gold Standard has engaged Wright Geophysics Inc. to complete a CSAMT survey for Pinion during 2014, however the survey results are not yet available.

 9.2.1           Gravity

Four separate gravity surveys were completed over parts of the Railroad – Pinion Project area from 2009 to 2013 (Wright, 2009, 2010, 2012c and 2013b).  The gravity surveys were designed to delineate structures – particularly those that are in areas lacking bedrock exposures and/or those areas covered by post mineralization cover; and identify rock types and alteration related to gold (sediment-hosted deposit type) and base/precious metal mineralization (skarn type) (Wright, 2013b).  Since mid-2012 (Shaddrick, 2012), an additional 578 gravity readings were collected.   Collectively among the four surveys, the gravity data set totals 3,386 gravity stations and reading (Wright, 2013b).

During 2014, GSV collected an additional 200 gravity readings in the Pinion Project area to help refine the Pinion portion of the survey area (Wright 2014). The updated gravity results for the Pinion Project area along with data reduction and interpretation are provided by Wright (2014) and are presented in Figure 9.2.

Date: October 24, 2014	49

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 9.1:  Pinion Local Geology, Exploration in 2014 and Mineralized Zones.

584000
586000
4480000
4478000
Railroad Project
Pinion Project
Section 22
Pinion Gold Deposit
Dark Star
Section 27
JR Buttes
017
016
015
014
020
021
022
023
024
026
025
027
028
029
033
034
035
Tvc
Twt
Dn
Qa
Mw
Mc
Pm
Tvc
Tr
Pts
Mccg
Mcsh
Ptc
Tbbx
Ptu
Mdp
Mccg
N
Legend
Pinion Mineralized Zones
GSV Prospects
Type
Deposit
Prospect
GSV 2014 Rock Chip Sampling
Au ppm
0.0 - 0.049
0.05 - 0.099
0.1 - 0.299
0.3 - 0.499
0.5 - 0.999
1.0 - 2.93
GSV 2014 Soil Samples
Collected
No
Yes
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Local Geology, Mineralized Zones, Sampling, Pinion Area
1:25,000
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014

Date: October 24, 2014	50

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 9.2:  Railroad – Pinion Residual Gravity Survey Data for the Pinion Project and Mineralized Zones (after Wright, 2014).

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Gold Prospects, Gravity 2014
Pinion Deposit & Area
1:40,000
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014
582000
584000
586000
588000
4482000
4480000
4478000
4476000
Railroad Project
Pinion Project
Section 22
Pinion Gold Deposit
Dark Star
Section 27
JR Buttes
007
008
009
010
011
012
013
014
015
016
017
018
019
020
021
022
023
024
025
026
027
028
029
030
031
032
033
034
035
036
006
005
004
003
002
Legend
Pinion Mineralized Zones
GSV Prospects
Type
Deposit
Prospect
Pinion Project Outline
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
Type
Canal/Ditch
Drainage
Waterbodies
Gravity Contours
Gravity Structure Interpretation

Date: October 24, 2014	51

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The results and initial interpretations of the gravity data include:

•
Identification of a major north-south striking, 6 mile (10 km) long structural zone, the Bullion Fault Corridor (BFC).  The gravity data show a distinct gravity break on either side of the BFC between more dense carbonate rocks in the foot wall, versus less dense volcanic rocks in the hanging wall (Figure 9.2 herein and Figure 9.3 in Koehler et al., 2014). This explanation and relationship for the gravity results has been confirmed by Gold Standard’s drilling at North Bullion.  The Bullion Fault is one of several faults that control sedimentary rock-hosted gold mineralization at the North Bullion Deposit.

•
A southeast oriented tabular-shaped gravity high corresponds with the sedimentary rock-hosted Main Gold Zone at Pinion and corresponds to a near surface horst that is coincident with a northwest-southeast oriented anticline (Figure 9.2).  The gravity high appears to be influenced by two factors – uplifted carbonate rocks in the core of the horst/anticline and widespread dolomitic alteration. The dolomitization is not apparent in the stratigraphic section drilled to date at Pinion.

•
The existence of numerous west-northwest striking fault zones that occur at regular intervals across the Railroad and Pinion Project some of which are visible as breaks in the gravity pattern and are visible on Figure 9.2.  Geologic mapping and to a degree drilling has verified these faults and their periodicity on the Project.

•	The identification of northwest, north-south and northeast-striking faults.

•
A distinct and likely major north-south gravity break in the vicinity of the Dark Star Prospect, which likely represents an underlying fault zone that juxtaposes Pennsylvanian siliciclastic and limestone rocks with Eocene volcanic rocks (Figure 9.2).

9.3           Geochemistry

Gold Standard has initiated a sizeable soil survey at the Pinion Project during 2014. To date, a total of 3,051 soil samples have been collected or are in the process of being collected to fill in gaps and expand the existing historic coverage for the Pinion Project area (locations are shown on Figure 9.1). No assay results were available for the 2014 sampling at the time of this report.

During 2014 mapping, Gold Standard personnel have identified significant Jasperoid type alteration in outcrop along a north-south ridge that parallels and sits west of and above the existing known northernmost extent of Pinion gold mineralization from drilling (Figure 9.1). The Jasperoid alteration is developed in Devils Gate Formation carbonates and in the overlying Mississippian siliciclastics that are exposed at surface. Significant amounts of multi-lithic breccia are also present. A contiguous set of channel samples collected by GSV personnel across one of the Jasperoid altered Devils Gate outcrops from roughly southwest to northeast returned 1.05 g/t Au (0.031 oz/t) over 27.43 m (90 feet) as shown in Table 9.1 and on Figure 9.1. Further sampling is in progress.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 9.1:  Pinion Area 2014 Rock Channel Samples.

Sample Number	Sample Type	East	North	Elev. (m)	Elev. (ft)	Interval (ft)	width (ft)	width (m)	Az.	Au (ppm)	Ag (ppm)
Start Point		584479	4480323	2316.1	7598.5
PIN-MH-46	Channel	584479	4480324	2316.9	7601.2	0-10	10	3.05	N10E	0.276	<0.2
PIN-MH-47	Channel	584480	4480326	2318.4	7606.3	10-20	10	3.05	N10E	0.987	0.6
PIN-MH-48	Channel	584480	4480328	2318.6	7606.9	20-30	10	3.05	N10E	1.515	0.8
PIN-MH-49	Channel	584480	4480330	2317.0	7601.5	30-45	5	1.52	N10E	2.93	1
PIN-MH-50	Channel	584481	4480332	2313.1	7588.7	35-45	10	3.05	N85E	2.37	1.3
PIN-MH-51	Channel	584484	4480332	2314.5	7593.3	45-50	5	1.52	N85E	0.178	<0.2
PIN-MH-52	Channel	584485	4480331	2313.2	7589.0	50-60	10	3.05	N85E	0.159	0.3
PIN-MH-53	Channel	584488	4480331	2310.4	7580.0	60-70	10	3.05	N85E	0.201	<0.2
PIN-MH-54	Channel	584489	4480336	2308.0	7571.9	70-80	10	3.05	N10W	1.435	0.9
PIN-MH-55	Channel	584489	4480337	2306.8	7568.0	80-90	10	3.05	N10W	0.974	0.6

9.4           2013 Pinion Field Visit and Confirmation Sampling

Two of the co-authors, Mr. Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Mr. Andrew J. Turner, B.Sc., P.Geol., both with APEX Geoscience Ltd. (APEX) of Edmonton, Alberta, Canada, conducted a visit to the Pinion Project on May 1 and 2, 2013.  The visit was conducted on behalf of the Property’s previous owner, Scorpio and was restricted to the Pinion Project. Gold Standard has only just begun its exploration activities at the Pinion Project and thus, without a material change, the site visit is considered to be “current”. Mr. Dufresne also visited the Pinion Project in April and October, 2014.

During the Pinion site visit, evidence of historical exploration work, including drilling and trenching, was observed and several drill roads and numerous drill collars (marked by cement plugs, exposed PVC casing and occasional wooden stakes) were informally surveyed by hand-held GPS for data confirmation purposes.  In general, there is a very good correlation between the drill road and collar data collected in the field during the site visit and the Pinion drill hole database.  During the site visit, three (3) rock grab samples were collected across the jasperoid breccia that is exposed in the Main Zone of the Pinion Deposit.  In addition, the co-authors conducted a visit to Scorpio’s Gold Wedge Property near Manhattan, NV on May 3, 2014 where RC chips and select drill cores from historic Pinion drill programs were being stored. Two samples of drill core material were collected by the co-authors.  The Pinion Project confirmation samples are described in Table 9.2.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 9.2:  Pinion Project 2013 Confirmation Samples.

Sample ID	Material	Description	(NAD83, Zone 11, m)		Au (ppm)	Ag (ppm)
	Sampled		East	North
13ATP001	archived drill core (SB-96-141, 27'-32')	sil's breccia, iron stained, secondary qtz, minor barite	584595	4479556	0.17	5.1
13ATP002	archived drill core (SB-96-146, 4'-9')	sil's breccia, iron stained, secondary qtz, minor barite	584487	4479624	0.48	5.8
13ATP003	outcrop	fine, red (iron-stained) chert/jasperoid breccia (.5-2cm frags) with fine white qtz lining frags, minor voids	584462	4479754	0.63	17.5
13ATP004	float/scree	red-brown (iron-stained) chert/jasperoid breccia, 1-4cm frags with fine white qtz lining frags, minor voids	584475	4479730	2.33	16.9
13ATP005	outcrop	orange-brown (iron-stained) chert/jasperoid breccia (2-4cm frags) with fine white qtz (+barite) lining frags, adjacent to irregular .5 x 2m barite vein	584625	4479635	7.64	12.1

The five (5) Pinion Project confirmation samples (3 rock grab samples and 2 from historic drill core samples) were sent for a standard 30g fire assay with an atomic absorption spectroscopic finish (FA-AA) and multi-element Inductively Couple Plasma (ICP) geochemical analysis (following 4-acid digestion) at ALS Laboratories in Vancouver, BC, Canada (analytical certificates are provided in Appendix 3).  All of the samples assayed above detection and were thus found to contain gold.  All five samples comprised siliceous, brecciated, red-brown iron stained (oxidized) jasperoid or possible fine grained Tripon Pass or Webb Formation siltstones.  The degree of brecciation, as determined by fragment size, varied slightly and all samples were observed to contain secondary silica (+/- barite) lining breccia fragments and one sample was found to contain carbonate (sample 13ATP004).  The two drill core samples comprised selectively sampled pieces of breccia that remained from previous sampling over 5 ft intervals within drill holes SB-96-141 and 146. The samples yielded values of 0.17 and 0.48 ppm Au, respectively.  The three rock grab samples (13ATP003-005) were collected from west to east across the Main Zone jasperoid outcrops at Pinion and returned assay values of 0.63, 2.33 and 7.64 ppm Au, respectively.  Sample 13ATP005, which returned the highest gold assay of 7.64 ppm Au, was collected from the edge of a large barite vein but comprised primarily jasperoid material (4,260 ppm Ba) but also contained the highest antimony value of 1,825 ppm, although no obvious sulphide minerals were observed in the sample or in the adjacent barite vein.  Of note in the geochemical data from the confirmation samples was generally elevated Ba (3,450 ppm to 7,620 ppm) in all samples, and relatively low As (159 to 482 ppm) and Fe (0.72 to1.54%). All three rock samples contained elevated silver values ranging from 12.1 ppm to 17.5 ppm.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

10.0           DRILLING

Following the acquisition of the remaining portions of the Pinion property not owned by Gold Standard in early 2014, GSV initiated a compilation and validation program of the Pinion Gold Deposit drill database followed by a confirmation drill program.  The Company planned a multi-phase drill program at Pinion with the initial phase intended to support ongoing geological modeling work that also included historic drill database validation and the re-logging of available historic drill core and RC chips.  The goal of this work was to complete geological modeling and database validation in order to allow for an initial resource estimate for the Pinion Gold Deposit, which is the subject of this report, and would lead to additional phases of drilling based upon recommendations stemming from the modeling work.

During 2014, Gold Standard completed a total of 5,630 ft (1,716 m) of RC drilling in 9 holes and 1,584 ft (483 m)  in 4 core holes.  The bulk of this drilling was focused on the North Zone and northern part of the Main Zone mineralization within the Pinion Gold Deposit.

The following is taken from a GSV News Release (Dated May 22, 2014) and summarizes the goals of the Phase 1 Pinion confirmation drill holes:

“Core A and Core B will test for vertical extensions to mineralization in favorable stratigraphy and structure beneath existing holes which bottomed in gold.  At these locations, historic drilling ended in Chainman Formation sandstone, stratigraphically above the favorable collapse breccia host.

Core C and Core D are designed to twin and verify existing gold intercepts in historic reverse circulation holes, test the lower limits of gold mineralization and confirm geology.

RC-1 is designed to expand the collapse breccia hosted mineralization to the west of the Main Zone.

RC-2, RC-3, RC-4, RC-5, RC-6, RC-8 and RC-9 are designed to expand the collapse breccia hosted mineralization between the Main and North Zones, in areas of wider-spaced historic drilling.  Sites RC-8 and RC-9 are positioned along fault zones identified during recent re-logging and cross sectional interpretation of geology.

RC-7 is designed to expand the collapse breccia hosted mineralization to the east of the North Zone.

10.1           Phase 1 Drilling and Drill Collars

The procedures used by Gold Standard for surveying drill collars have been consistent throughout their drilling campaigns.  All drill holes are marked at the collar with the hole name on a wooden lath or a wire/aluminum tag placed in the cement collar plug.  All collar coordinates are referenced to the UTM NAD 1927, Zone 11 Grid Datum (Table 10.1).  All drill holes are set out in the field using a hand-held GPS unit by Gold Standard geologic staff.  Final collar locations are surveyed in using a differential GPS by Professional Land Surveyors working for Apex Surveying, LLC of Spring Creek, Nevada.

Drill hole azimuths are set out using a Brunton compass, surveyors flagging, and wooden lath for a front site and back site.  The inclination (dip) of the drill hole is set by the driller using a clinometer (Table 10.1).  The azimuth and inclination are field checked and verified by a Gold Standard geologist prior to the drill collar being set.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

The Pinion Phase 1 confirmation and exploration drill program was conducted by contractor Redcor Drilling of Winnemucca, NV, utilizing a skid-mounted Boart Longyear LF70 and a truck-mounted Atlas Copco 3000.  The 2014 core holes produced standard NQ (2 inch diameter) core.  Down-hole gyroscopic surveys were completed on all of the holes by contractor International Directional Services (IDS) using a Stockholm Precision ToolsTM (SPT) GyroTracer DirectionalTM North Seeking continuous gyro instrument.  Drill collars were surveyed following the conclusion of the drill program by Apex Surveying, LLC of Spring Creek, NV using Trimble differential GPS (DGPS) equipment.

The drill program was initiated on May 22, 2014 and was completed on July 17, 2014.  A total of 13 holes were completed totaling 2,199 m (7,214 ft).  The program included 4 core holes for a total of 483 m (1,584 ft) and 9 RC holes for a total of 1,716 m (5,630 ft).  Collar information for the 2014 Pinion drill holes is provided in Table 10.1 and their locations are illustrated on Figure 10.1.  The core and RC chips were logged by GSV geologists at their secure facility in Elko, NV.  Core was cut and sampled, along with the collection of RC chip samples, and were delivered to ALS laboratories sample preparation facility also located in Elko, NV.  QAQC samples were inserted into the sample stream (see the Data Validation section of this report) and all samples were analyzed by 30g FA/AA for gold with a wet chemical (Atomic Absorption) finish as well as ICP geochemical analysis.

Table 10.1:  Gold Standard 2014 Project Drill Holes.

Drill Hole	Target	Drill Type	Dip	Azimuth	TD (ft)	TD (m)	North NAD 27 Zone 11	East NAD 27 Zone 11	Elev (ft)	Elev (m)
PIN14-01	Main Zone	Core	-90	0	316	96.32	584703	4479484	7122	2170.8
PIN14-02	Main Zone	RC	-90	0	225	68.58	584563	4479463	7041	2146.0
PIN14-03	Between	RC	90	0	360	109.73	584659	4479606	7153	2180.3
PIN14-04	Between	RC	-90	0	325	99.06	584659	4479698	7205	2196.1
PIN14-05	North Zone	RC	-90	0	1285	391.67	584721	4479859	7364	2244.7
PIN14-06	North Zone	Core	-90	0	574	174.96	584686	4479794	7298	2224.4
PIN14-07	Between	RC	-90	0	665	202.69	584817	4479644	7354	2241.4
PIN14-08	Main Zone	Core	-90	0	272	82.91	584814	4479395	7075	2156.5
PIN14-09	Between	RC	-90	0	625	190.50	584872	4479523	7275	2217.5
PIN14-10	Between	RC	-90	0	615	187.45	584891	4479479	7226	2202.6
PIN14-11	Mains Zone	RC	-90	0	700	213.36	584969	4479392	7199	2194.3
PIN14-12	North Zone	Core	-90	0	422	128.63	584715	4479793	7326	2232.9
PIN14-13	Between	RC	-90	0	830	252.98	584857	4479673	7408	2258.0
						`

10.2           Down Hole Surveys

Due to the potential deviation of vertical and angled drill holes, a down hole survey is completed in each drill hole near or at the completion of the hole.  International Directional Services of Elko, NV is contracted to complete gyroscopic surveys in each drill hole. During the 2014 drill program, down hole gyroscopic surveys were completed on all of the holes by IDS using a Stockholm Precision ToolsTM (SPT) GyroTracer DirectionalTM North Seeking continuous gyro instrument.

Date: October 24, 2014	56

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Figure 10.1: Pinion Area Gold Prospects and 2014 Drill Holes.

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Gold Prospects, 2014 Drilling
Pinion Deposit & Area
1:40,000
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014
582000
584000
586000
588000
4482000
4480000
4478000
4476000
N
007
008
009
010
011
012
013
014
015
016
017
018
019
020
021
022
023
024
025
026
027
028
029
030
031
032
033
034
035
036
005
004
003
002
006
Section 22
Section 27
Pinion Gold Deposit
Dark Star
JR Buttes
Legend
GSV Prospects
Type
Drainage
Type

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

10.3           Geological Logging

All geological logging was completed by Gold Standard geologists who are familiar with the project and local geology.  Geological logs were recorded directly onto paper logging forms developed specifically for the Railroad Project.  These data were entered into a digital format by Gold Standard geologists and data entry staff.  The drill logs recorded rock percent recovery (for core holes only), lithology, interpreted formation, hydrothermal alteration, oxidation, structure – faults/fractures/folds with respect to the core axis, breccia type, veins, geological comments and sample intervals.

10.4           Drilling Results

Drill assay results for the 2014 program are summarized below in Table 10.2.  Length-weighted averaging has been used to calculate all reported summary intersection intervals.  The reported gold intervals below are ‘down-hole’ intervals and thus they may or may not represent true thicknesses and/or true widths. In general, the gold distribution within these large, complex breccia bodies tends to be irregular, however, many of the zones are somewhat flat lying. Therefore, most of the intersections, which are all in vertical drill holes, are likely to be in the range of 75% to 100% of true width based upon the current updated geological model.

The 2014 Phase 1 program consisted of 13 vertical drill holes (Figure 10.1 and 10.2).  The results to date met the three key objectives of the drill program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of GSV’s new geological model. In addition to the objectives noted above, the program resulted in the collection of material for density and metallurgical testing in advance of the initial NI-43-101 resource estimate, reported herein, and future resource and economic studies.

Drilling highlights are shown on Figure 10.2 and in Table 10.2 and include:

•
PIN14-01 (core hole) contains a zone that assays 0.89 g/t Au over 69.80m beginning essentially at surface, which successfully twined and verified the results from historical RC hole TCT-017 (0.92 g/t Au over 68.6m).

•	PIN14-02 (RC hole), a 60m step-out west from the limit of the Main Zone, contains a zone that assays 0.44 g/t Au over 15.24m, indicating a potential for further deposit expansion in this area.

•	PIN14-05 (RC hole) contains a zone that assays 1.01 g/t Au over 39.62m and a second deeper zone that assays 0.39 g/t Au over 53.34m in a lower breccia zone, which represents a significant new target.

•	PIN14-06 (core hole) is located in the North Zone of the deposit and contains three zones of gold mineralization including an interval assaying 1.30 g/t Au over 30.18m.

•	PIN14-07 (RC hole), a 35m step-out to the southeast from historic drillhole SB-073 (1.64 g/t Au over 18.3m), contains a zone that assays 1.23 g/t Au over 12.19m.

•
PIN14-08 (core hole) contains a zone that assays 1.23 g/t Au over 36.58m, including a higher grade interval of 5.63 g/t Au over 5.03m.  The hole successfully twinned and verified the results from historical RC hole TC-008 (1.13 g/t Au over 42.6m).

•	PIN14-09 (RC hole) is an infill hole between historic RC holes TCX-017 (0.21 g/t Au over 9.1m) and SB-123 (1.00 g/t Au over 9.1m) and contains a zone that assays 0.42 g/t Au over 15.24m.

•	PIN14-10 (RC hole) is an infill hole between historic RC holes SB-123 (1.00 g/t Au over 9.2m) and SB-072 (0.44 g/t Au over 18.3m) and contains a zone that assays 0.57 g/t Au over 25.91m.

•	PIN14-11 (RC hole) contains a zone that assays 0.89 g/t Au over 65.53m, including 2.51 g/t Au over 13.72m.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

•
PIN14-12 (core hole) is located in the North Zone and contains a zone that assays 0.77 g/t Au over 48.31m.  This hole successfully twinned and verified the results from the historical RC hole CPR-30 (0.74g/t Au over 51.8m).

•
PIN14-13 (RC hole), is a step-out hole 65m east from the historical hole SB-073 (1.64 g/t Au over 18.3m) and contains a zone that assays 0.81g/t Au 21.34m including a an interval that assays 1.66 g/t Au over 6.10m.  This oxidized mineralization remains open in multiple directions

Figure 10.2:  Gold Standard 2014 Pinion Project Drill Holes.

Key Observations:

•
The targeted multi-lithic, dissolution collapse breccia host was intersected in all drill holes.  Gold mineralization is continuous and widespread within this highly permeable, silicified and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick, bedded calcarenite of the underlying Devonian Devil’s Gate Formation.

•
Gold-bearing intercepts in PIN14-03 and PIN14-04 expanded mineralization 60 meters to the west along a north-northeast-striking fault, adding to the evidence of an emerging connection between the historical North and Main Zones.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

•
PIN14-05 intersected two separate intervals of oxidized gold mineralization in the North Zone.  The lower gold intercept represents a new target, not identified by historic drilling, which lies along a northwest-striking fault. Immediately below the lower gold intercept, PIN14-05 intersected a quartz-sericite-pyrite altered, quartz porphyry dike-filled fault before ending in Chainman sandstone.  The presence of Chainman sandstone indicates that additional, untested collapse breccia targets could exist at depth, underlying the Devil’s Gate Formation – Tripon Pass Formation contact—a typical occurrence on the Carlin Trend.

•	Gold bearing intercepts in PIN14-06 and PIN14-11 confirm additional, vertically continuous zones of mineralization that include higher grade intervals exceeding 2.0g/t Au.

•
Gold bearing intercepts in PIN14-07 and PIN14-09 expanded the lateral extent of the breccia hosted gold zone and demonstrate the upside exploration potential for continuous gold mineralization between the North and Main Zones.  This area between the zones is characterized by a limited number of widely-spaced historic drill holes that tested the multi-lithic, dissolution collapse breccia host.

Table 10.2:  Significant Drill Hole Intercepts – Pinion Gold Deposit.

Drillhole	Au (ppm)	Au (opt)	Ag (ppm)	Ag (opt)	Width (m)	Width (ft)	From (m)	To (m)	From (ft)	To (ft)
PIN14-01	0.89	0.03	8.97	0.26	69.80	229	1.52	71.32	5	234
including	2.31	0.07	16.52	0.48	7.32	24	9.75	17.07	32	56
PIN14-02	0.44	0.01	1.07	0.03	15.24	50	18.29	33.53	60	110
including	0.72	0.02	1.52	0.04	7.62	25	18.29	25.91	60	85
including	1.51	0.04	2.65	0.08	3.05	10	18.29	21.34	60	70
PIN14-03	0.29	0.01	1.23	0.04	7.62	25	54.86	62.48	180	205
PIN14-04	0.30	0.01	2.06	0.06	18.29	60	39.62	57.91	130	190
PIN14-05	1.01	0.03	0.36	0.01	39.62	130	121.92	161.54	400	530
including	1.46	0.04	4.88	0.14	24.38	80	124.97	149.35	410	490
and	0.39	0.01	2.80	0.08	53.34	175	231.65	284.99	760	935
PIN14-06	1.30	0.04	11.49	0.34	30.18	99	41.76	71.93	137	236
including	1.89	0.06	16.46	0.48	19.20	63	41.76	60.96	137	200
including	5.96	0.17	46.92	1.37	4.57	15	52.43	57.00	172	187
PIN14-07	1.23	0.04	10.49	0.31	12.19	40	140.21	152.40	460	500
PIN14-08	1.23	0.04	18.93	0.55	36.58	120	10.67	47.24	35	155
including	5.63	0.16	10.02	0.29	5.03	16.5	38.56	43.59	126.5	143
PIN14-09	0.42	0.01	3.94	0.11	15.24	50	138.68	153.92	455	505
PIN14-10	0.57	0.02	7.35	0.21	25.91	85	115.82	141.73	380	465
PIN14-11	0.89	0.03	7.65	0.22	65.53	215	108.20	173.74	355	570
including	2.51	0.07	15.23	0.44	13.72	45	112.78	126.49	370	415
PIN14-12	0.77	0.02	7.57	0.22	48.31	158.5	66.29	114.60	217.5	376
including	0.91	0.03	9.01	0.26	39.32	129	70.41	109.73	231	360
including	1.33	0.04	12.75	0.37	16.92	55.5	70.41	87.33	231	286.5
including	2.13	0.06	14.02	0.41	7.01	23	70.41	77.42	231	254
PIN14-13	0.81	0.02	11.25	0.33	21.34	70	172.21	193.55	565	635
including	1.66	0.05	20.12	0.59	6.10	20	181.36	187.45	595	615

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Results from the 2014 drilling, confirm that the collapse breccia hosted oxide gold zone at Pinion is very widespread and continuous with the system open in several directions.  The intercepts in PIN14-06 and PIN14-11 demonstrate that breccia development and mineralization thicken and strengthen adjacent to high angle fault zones and fault intersections.

Based upon the results of the historic chip and core re-logging program combined with the 2014 drilling program, mineralization related to the multi-lithic collapse breccia at the contact between Devonian Devils Gate calcarenite and the overlying Mississippian Tripon Pass silty micrite is open in a number of lateral directions and is commonly thickened in the vicinity of certain faults. In addition, a number of the historic holes at Pinion were either not drilled deep enough through the contact zone due to local faulting or due to the presence of a thickened sequence of Tripon Pass Formation  micrite, which was possibly  mistaken for Devils Gate limestone, thereby opening up the potential to hit multi-lithic collapse breccia in areas where it was considered thin, weakly mineralized or non-existent. In addition, hole PIN14-05 along with a number of historic holes have been observed to go through the multi-lithic collapse breccia at the Devils Gate contact and then through a thrust fault and back into younger Mississippian Chainman Formation sediments. This then opens up the potential for repeated intervals at depth of the critical Devils Gate - Mississippian contact, the primary host to multi-lithic collapse breccia and gold mineralization.

10.5           Re-logging of Historic RC Chips and Drill Core

During 2014, GSV personnel spent several months re-logging all available historic drill core and a number of historic holes with RC chips. In total, more than 215 of the 379 historic Pinion area drill holes were re-logged and re-interpreted. Re-logging is continuing and will continue until the entire database of historic drill holes that have available material are re-logged. The objectives of the re-logging program were to put GSV’s direct experience and knowledge from many years of work at the Railroad, North Bullion and other Carlin-type gold deposits to work reviewing the details of the stratigraphy, the mineralization, the presence of “reduced” sulphide vs oxide mineralization and the presence of faults, including those that represent hard boundaries for mineralization and those that may have be important feeder zones with accompanying thickened mineralization around them. The overall intent was to interpret on a consistent and systematic basis these and other geological elements in order to construct a concise and accurate geological model in preparation for resource modelling.

To this end, a series of east-west and north-south sections spaced 50 to 100 m apart on regular UTM eastings and northings were picked for cross-section geological interpretation. The sections chosen are illustrated in Figure 10.3 below. All core holes available were re-logged and RC holes close to or along each of the sections were chosen for re-logging. All the interpreted sections were scanned and rectified in the three dimensional commercial mine planning software MICROMINE (v14.0.6). The pertinent geological units were then digitized in the software for use in modelling applications. Specific geological units that were logged and modelled include the following:

Devils Gate Formation Limestone and Calcarenite (Ddg)

This Devonian limestone unit is usually the uppermost Devonian unit in the district. It is mostly a calcarenite, with lesser micrite layers. In the vicinity of the Pinion Gold Deposit, the upper part of this unit is often brecciated and is a favourable host to gold mineralization.

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Figure 10.3: Pinion Project Cross-Section Locations on Residual Gravity.

584000
586000
4480000
N
016
015
Tvc
Twt
Qa
Dn
Mw
Section 22
022
Mc
023
021
Pm
Pinion Gold Deposit
Tn
Tvc
Tr
Mccg
Mcsh
Mw
Mcsh
Mc
027
026
Mdp
Mcsh
Section 27
Legend
Township
Sections
Federal Interstate
U.S. Highway
State Highway
Secondary Roads
Drainage
Type
Canal/Ditch
Drainage
Waterbodies
Legend
Cyprus Pinion Structures
Type
Contact
Fault
Thrust Fault
Cyprus Pinion Local Geology
Lithology
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Location Re-interpreted Drill Sections, Pinion Gold Deposit
1:15,000
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, Alberta
October, 2014

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Multi-lithic Breccia (Mlbx)

This is a solution collapse breccia, which is the main host to gold mineralization, at the contact between the Devils Gate (Ddg) and the overlying Tripon Pass (Mtp) Formation silty micrite to calcareous mudstone (Mtp). It often contains clasts of each of Ddg, Mtp, and locally Webb and Chainman Formation lithologies and is therefore designated as a multi-lithic breccia. It is commonly decalcified, silicified, and iron oxide enriched. Quartz veins are common, with cockscomb to crustiform to colloform textures likely indicative of a low to modest temperature epithermal environment. Typical textures for the multi-lithic breccia in core are shown in Figure 10.4.

There are minor, separate thinner multi-lithic breccia units higher in the section that can be present in the upper Webb and in the Chainman formations. Some of these are continuous and can be modeled locally.

Tripon Pass Formation Micrite (Mtp)

Tripon Pass Formation is a silty micrite that occurs above the Devils Gate and is considered an important component to the overall geological model for mineralization. It was not logged and modeled separately by previous companies. Locally there is thin limey sandstone between this micrite and the Devils Gate calcarenite. This unit is considered the cap rock for the hydrothermal fluids that migrated up along structures and then out along the contact between the Devils Gate Formation and the overlying Mississippian siliciclastics forming the main gold-bearing solution collapse breccia. It is often carbonaceous and sulphidic, and is almost always “reduced”.

In some holes there is gold mineralization in reduced Tripon Pass micrite. Gold mineralization associated with this “reduced” unit can occur near surface or at depth. Gold mineralized multi-lithic breccia beneath this unit is consistently oxidized at all depths it has been intersected to date. The “reduced” zones, where present, were interpreted and modeled throughout the Pinion Deposit. Gold associated with “reduced” sulphidic and carbonaceous Tripon Pass silty micrite amounted to less than 2% of the total modeled gold and less than 1% of the total modeled host rock volume. Gold associated with the “reduced” Tripon Pass Formation micrite is a very minor component of the mineralization system at the Pinion Gold Deposit

Webb Formation Silty Mudstone (Mw)

The Webb Formation is comprised of a laterally extensive, thin to moderately thick silty mudstone layer. There are thinner and much less laterally consistent silty mudstone layers higher in the section, but they are modelled as part of the Chainman Formation.

Chainman Formation Sandstone and Conglomerate (Mc)

The Chainman Formation occurs above the Webb Formation and is predominantly a sandstone unit that grades up into conglomerate. Local silty mudstone is present. Sandstone layers are often calcareous at the base of the Chainman section.

Most of the rocks intersected below the thrust fault drilled in the southeast part of the Pinion Gold Deposit are Chainman Formation.

Second Micrite

A second micrite occurs in the Chainman section on the northeast side of the Main Zone, at its southeast half. This micrite may be a thrust repeat. There is a thinner multi-lithic breccia below this upper micrite that locally contains significant gold.

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Figure 10.4: Pinion Gold Bearing Multi-lithic Breccia in Drill Core.

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In this area, the normally single gold zone of the Pinion Gold Deposit separates into two zones with the main zone below the Tripon Pass micrite associated with the main Mlbx unit, and an upper Mlbx layer (beneath the upper micrite) in this area.

Tonka Formation Calcareous Conglomerate (Mt)

Southeast of Main Zone, there is Tonka logged in the tops of drill holes CPR-121, -114, -120, and -123. Also, about 600 meters east of the North Zone, Tonka was logged in CPR-122.

Tonka is a conglomerate containing clasts of mostly Chainman lithologies. It also contains clasts of Webb, Tripon Pass and Devils Gate formations. It is a calcareous, less lithified conglomerate.

Complete examples of the digitized detailed cross section interpretation along with the drillholes, assays and interpreted faults are provided in Figures 10.5 to 10.7.

Faults

Based upon the detailed geological interpretation utilizing the re-logged holes and the new drill hole data, a total of seven moderate or high angle cross faults were identified and modeled. A further three thrust faults were also interpreted and modeled. The surface trace of these faults at the Pinion Gold Deposit is shown on Figure 10.8. The following faults were wireframed and form hard boundaries for the mineralized gold zone:

•	N10E fault at southeast Pinion

•	Thrust fault at SE Pinion

•	N40W fault along the northeast margin of the Pinion horst

•	N50W fault on the southwest side of the Pinion horst

Other faults that do not form hard boundaries for the gold zones are as follows:

•	Main Zone fault

•	Secondary N30W fault at North Zone

•	N10E fault that is northwest of Main Zone and west of North Zone.

Oxidation

All of the Pinion Gold Deposit holes that were re-logged by Gold Standard personnel were reviewed for the oxidation state of the gold intervals. Reduced rock that is not gold bearing was not addressed. At the time of the construction of the models for resource estimation approximately 190 historic drill hole core or chips had been re-logged from across the deposit area and are considered representative of the entire deposit. To date, a further 25 holes have additionally been re-logged with similar observations.

The gold zones at Pinion are overwhelmingly oxidized. There are local settings of incompletely oxidized gold horizons, however, these are rare and considered minor. Criteria for the logging of the oxidation state of the gold mineralized intervals were as follows:

“Reduced”      Logged sulfide and/or carbon. No logged iron oxide.

“Mixed”           Logged iron oxide, along with some sulfide and/or carbon. Or zone of mixed thin interbeds of reduced and oxidized.

“Oxidized”       Logged iron oxide. No sulfide or carbon

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Figure 10.5: Pinion Cross Section 4478800N.

Figure 10.6: Pinion Cross Section 4479000N.

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Figure 10.7: Pinion Cross Section 4479300N.

Figure 10.8: Pinion Wireframed Faults with Drill Holes and Topography.

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Figure 10.9: Pinion 3D Model of Wireframed Gold Zones (lodes) and Faults within a Pit Shell.

Only a single area to date has yielded a significantly mappable area of gold associated with “reduced” Tripon Pass silty micrite and Webb silty mudstone. In three holes at southwest Pinion, gold extends up into the reduced Tripon and Webb, but remains oxidized in underlying multi-lithic breccia and Devils Gate. This distribution of reduced and oxidized intervals is logged in reverse-circulation hole SB-136, inferred in adjacent core twin SB-162, and inferred in nearby RC hole SB-154. The latter two holes do not have available drill core/chips or old drill logs. Those two holes do have trace-element geochemistry from which the intervals of Webb, Tripon, multi-lithic breccia and Devils Gate were estimated. Gold in the geochem-indicated Webb and Tripon Pass in SB-162 and SB-154 is inferred to be reduced, like in SB-136.  The reduced area was interpreted, mapped and modeled so that resource blocks within the mapped “reduced” zone could be flagged and eventually removed from the resource.

Other gold intervals in deeper holes at south and southwest Pinion are interpreted to be oxide. Many have chips that were available for re-logging. Others with hole numbers higher than SB-152 did not have chips. Most of those holes were near enough to other holes with information that their oxidation states could be estimated.

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Based on re-logging to date along the Main Zone, five small, isolated areas were identified that contain incompletely oxidized gold intervals. They average about 30 meters by 10 meters in plan. Holes in these areas mostly have one and locally two incompletely oxidized intercepts that average 25 to 100 feet in thickness. These intercepts occur within significantly thicker intercepts of gold in oxidized multi-lithic breccia. Adjacent holes in these areas of mixed oxide-reduced mineralization were re-logged and limit the extent of the incompletely oxidized intervals. These areas were mapped and modeled and due to their limited extent and size were not removed from the resource as the total volume that could be attributed to these zones was insignificant in the context of the Pinion Gold Deposit.

Overall, re-logging in the Pinion North and Main Zones indicates they are overwhelmingly oxidized.

There were some re-logged holes in the Main Zone that have minor banded quartz veins with pyrite and stibnite. Silver, but not lead, is associated with these veins. These veins cross cut oxidized multi-lithic breccia. The pyrite is coarse. Stibnite is bladed. Pyrite and stibnite in the veins are locally not completely oxidized, but the host rock is oxidized. The veins cut the more classic Carlin-type alteration. They cross cut silicified, decalcified collapse breccia. The Carlin-type alteration is oxidized.

11.0           SAMPLE PREPARATION, ANALYSES, AND SECURITY

The following summarizes the procedures employed by Gold Standard with respect to the handling and sampling of core and reverse-circulation (RC) cuttings.

11.1           Core

Drill core is collected from the drill rig by Gold Standard personnel and transported to GSV’s Elko, Nevada office on a daily basis.  At the secure Elko facility, Gold Standard personnel conduct geological logging on the whole core.  Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features (relative to the core axis, core is not oriented).  The whole core is marked/tagged for sampling, and digitally photographed with high resolution images (JPG files) archived for future reference.  The core is cut in half using a standard rock saw by contractors working at Gold Standard’s Elko office.  Cut core sample intervals are recorded on daily “cut core” sheets for review each day.  Half of each core sample interval is retained in the original core box while the other half is bagged for shipment to a laboratory for analysis. Standard reference material samples (Standards and Blanks) are inserted into the sample stream at a frequency of 1 every 10 to 15 samples as part of GSV’s comprehensive Quality Control program.  In addition, core duplicate samples are occasionally collected and added to the sample stream by quartering the archived half of core.

The 2014 Pinion drill core samples were submitted to ALS Minerals (“ALS”), an internationally accredited independent analytical company with ISO9001:2008 certification.  ALS personnel collect the core samples from GSV’s Elko office and transport them to their Elko, Nevada preparation facility.  At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried.  The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen.  A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen.  From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis.

At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish.  Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

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11.2           Reverse-circulation cuttings

Reverse-circulation drill samples were collected by the drilling contractor using a dry and/or wet sample splitter on the drill rig.  Samples typically range from 5 to 20 pounds.  Geochemical standards and/or blanks are inserted by GSV geologists every 15 to 20 samples.  The samples were picked up at the drill sites by ALS personnel and were prepared and analyzed in the same manner as described above for drill core samples.

The procedures followed by GSV with respect to sample collection, security, transportation, preparation and analysis are considered by the authors of this report to be appropriate for the type of deposit being examined and are in accordance with industry norms and best practices.  Furthermore, these procedures are considered adequate to insure sample security and data integrity.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices.  The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

12.0           DATA VERIFICATION

Gold Standard employs a comprehensive set of Quality Assurance and Quality Control (QAQC) protocols and procedures with respect to all of its exploration activities including its work at the Railroad-Pinion Project.  The Company’s QAQC program includes measures for both analytical and non-analytical data.  A thorough review of the QAQC program related to recent work conducted by GSV at the Railroad portion of the Project is provided in a recent technical report by Koehler, et al. (2014).  The following section describes the results of the QAQC program related to recent work at the Pinion Gold Deposit and the data verification work that has been completed by APEX and GSV personnel, with respect to the validation of the historical drilling database for the Pinion Project.

12.1           Non-Analytical Data Verification and QAQC

APEX was initially retained by the previous owner of a portion of the Pinion Project, Scorpio Gold Corporation, in early 2013 and immediately began the process of compiling and validating historical data (including drill data) for the Property.  As a result, this work had progressed well when Scorpio’s portion of the Property was acquired by GSV and merged with its existing Pinion Property in early 2014.

12.1.1           Collar Locations and Elevations

Gold Standard’s practice with respect to drill collar locations is to use a hand held GPS to locate the initial drill hole location for pad building and direction planning. Once the hole is completed, GSV contracts Apex Surveying LLC of Spring Creek, Nevada to come in and survey the actual collar with a differential GPS (DGPS), which provides accuracy to about 10 cm in UTM NAD1927 for easting, northing and elevation. The surveyed elevations are checked against the Pacific Geomatics Ltd. (PacGeo) orthophoto derived digital elevation model (DEM), which is constructed to an accuracy of 3 feet (1 m) for eastings, northings and elevations.

The main issue with the historic drill hole database was the confirmation of drill collar locations including not only UTM eastings and northings but also for elevations.  The majority of the historic drilling at the Pinion Project was conducted relative to local grids that no longer exist on the ground and were not well located in real world UTM coordinates.  A large number of holes showed very poor correlation for elevations to any government derived DEM products, which for flat to moderately dipping mineralization would present a large problem for interpretation in the area of the Pinion Gold Deposit where significant surface elevation changes are present.

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During the initial property visit conducted by APEX in May of 2013, two of the authors of this report (Mr. Dufresne and Mr. Turner) located a number of historic drill collars (>50) that were unmarked but were recognized mainly as PVC casings and occasionally as cemented steel collars along roads and trails. Hand-held GPS units were utilized to record the locations of these drill collars along with the historic drill roads that remain on the Property.  A properly georeferenced and orthorectified satellite image for the Pinion Gold Deposit area was obtained from PacGeo in 2013. The road and trail GPS tracks (along with drill collar waypoints) collected in the field during the site visit by the authors were overlaid on the satellite image and were found to match very closely with the roads and trails observed on the orthophoto.  Historic drill hole location maps were scanned and overlaid on the new satellite orthophoto and were compared with the roads and collar locations identified in the field, which allowed for the historic drill maps to be georeferenced.  The observed collar locations in the field were found to match very well with historic drill collar locations, once the maps were properly georeferenced.  As a result, APEX was able to confirm the accuracy of historic drill collar surveys and locate them in real world coordinates (UTM NAD27).

12.1.2           Drill Logs

Upon completing the acquisition of the Pinion Property, GSV took possession of all historical documents and materials for the property including a collection of RC chips and cores from most of the historic drill holes.  Having completed a significant amount of work at its adjacent Railroad Project, GSV geologists have obtained a detailed understanding of the stratigraphy of the region and thus undertook a program of re-logging in order to validate and, if necessary, update historic logging data.  In total 12 core holes and 203 RC holes were re-logged by GSV and the resulting information was added to the Pinion hole database.  In addition, APEX undertook a data validation effort that comprised the checking of geological units and interval assay data for all of the 379 historic drillholes in the Pinion drill database. All significant issues that were identified were validated and then fixed.

12.1.3           Down Hole Surveys

All of Gold Standard’s 2014 drill holes were surveyed down hole after the hole was completed using a Stockholm Precision ToolsTM (SPT) GyroTracer DirectionalTM North Seeking continuous gyro instrument completed by survey contractor International Directional Services of Elko, Nevada. The survey instrument employs real time GPS positioning at the collar and returns continuous down hole dip and azimuth information with final readings produced for every 50 feet (15.24 m).

There is a very limited number of down hole orientation data for the historic Pinion drill holes.  Of the 379 historical holes, only 97 have down hole orientation data.  However, the majority of the drill holes were drilled as vertical, relatively shallow holes and therefore deviation is expected to not be a major issue.  APEX conducted a review of the geological information in the historical drilling during the geological modeling process and found that the drill density allowed for excellent correlation between holes and thus have concluded that no significant issues with drill hole location and orientation are likely to be present.

With respect to the 2014 drilling conducted by GSV at the Pinion Property, the company followed its normal QAQC protocols and procedures to insure the integrity of all non-analytical data.  This mainly comprises continuous examination to insure the accurate recording of all non-analytical data and is considered to be reasonable for insuring data integrity.

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12.2           Analytical QA/QC Program

12.2.1           Standard Reference Materials

The primary goal of the GSV QA/QC program is to monitor the assaying of drill core and RC chip samples by providing a basis for measuring the accuracy and precision of assay results.  To this end, GSV personnel insert standard reference materials and blank samples into the sample sequence.  The analytical quality control measures employed are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

For the 2014 Pinion Project drill program, certified blank and standard reference materials were obtained from Shae Clark Smith MEG Inc. in Reno, NV (SCS). A review of the sample preparation and certification information provided for the SCS standard reference materials utilized by GSV indicates that they are produced according to industry standards to insure reasonable homogeneity and are sufficiently tested to establish accurate expected values and acceptable ranges.  The certified values and acceptable analytical ranges for the standard materials used by GSV during the 2014 Pinion drill program are tabulated below (Table 12.1).

Table 12.1:  Standard Reference Materials Inserted Into the 2014 Pinion Project Drill Assay Sample Stream.

GSV Identifier	Supplier Identifier	Certified Value (ppm Au)	Interlab Standard Deviation (ppm Au)	Acceptable Analytical Range (+/-2SD’s)
				Low	High
Standard 0.04ppm	MEG-Au.10.02	0.036	0.004	0.028	0.044
Standard 0.07ppm	MEG-Au.10.04	0.079	0.006	0.067	0.091
Standard 0.11ppm	MEG-Au.11.19	0.120	0.013	0.094	0.146
Standard 0.75ppm	MEG-Au.13.02	0.746	0.039	0.667	0.824
Standard 1.3ppm	MEG-S107005X	1.343	0.085	1.173	1.513
Standard 1.6ppm	MEG-S107007X	1.526	0.068	1.390	1.662
Standard 2.1ppm	MEG-Au.11.34	2.114	0.172	1.770	2.458
Standard 4.0ppm	MEG-Au.11.29	3.651	0.319	3.013	4.289

12.2.2            2014 QAQC Data

The 2014 Pinion drill program and historical core/RC chip sampling program resulted in the collection of some 2,095 drill core and RC chip samples that were sent for gold assaying and geochemical analysis. This total includes sampling conducted on several historical Pinion Drillholes where previously unsampled core with mineral potential was identified by GSV as well as samples from 13 hole 2014 confirmation drill program, as well as the inserted QAQC samples.  A breakdown of the Phase 1 drill samples is provided in Table 12.2. In total, there were 182 QAQC samples (not including duplicate samples) that were inserted on a regular basis into a sample stream comprising 1909 core and RC chip samples, which represents a frequency of approximately 1 QAQC sample for every 10 actual drill sample, which is a reasonable frequency to allow for a thorough evaluation of laboratory assay procedures.  This section includes a discussion of the results for each of the QAQC sample types.

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Table 12.2:  2014 Pinion Drill Program Samples.

Sample Type	Samples
Drilling Samples
2014 Pinion Drillholes	1515
Historical Drillholes	394
QAQC Samples
Duplicates	4
Blanks	85
Standard 0.04ppm	27
Standard 0.07ppm	19
Standard 0.11ppm	20
Standard 0.75ppm	3
Standard 1.3ppm	11
Standard 1.6ppm	2
Standard 2.1ppm	3
Standard 4.0ppm	12

12.2.3           Blanks

A total of 85 blank pulp samples was inserted in the sample stream during the Phase 1 2014 Pinion drill program.  There were no coarse blank samples inserted into the sample stream. The blank pulp materials are certified by SCS to comprise material that should assay <0.003ppm Au (<3ppb Au).  All of the blanks were analyzed by 30 g fire assay with a wet chemical finish with a lower detection limit 0.005 ppm Au (5ppb Au).  Only one blank sample assayed above the detection limit and returned a value of 8ppb Au.  One sample returned a value equal to the detection limit (5ppb Au) and the remaining samples all assayed below the 5ppb Au detection limit.  The 2014 blank sample data is illustrated in Figure 12.1, which illustrates that there were no issues with the assay results for blank samples inserted into the 2014 Pinion drill sample stream.

The analytical data for each of the eight (8) Standards inserted into the 2014 Pinion drill sample stream was examined by APEX and no significant issues were identified.  Only two (2) results were found to lie outside of the acceptable assay range for the Standard samples (one “0.07ppm” standard and one “2.1ppm” standard) representing an acceptable “failure rate” of only 1.1%. As a result, the 2014 QAQC samples have demonstrated acceptable accuracy and precision with respect to the 2014 Pinion drill samples. The assay results for the five (5) Standards with more than 10 analyses in 2014 are illustrated in Figures 12.2 to 12.6.

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Figure 12.1: 2014 Blank (Pulp) Assays.

n = 85
Blank Pulp Samples - (<0.005 ppm Au)
Fire Assay (ppm Au)
0.050
0.040
0.030
0.020
0.010
0.000
0
10
20
30
40
50
60
70
80
90
Analyses

Standard MEG-Au.10.02
Assay Values (ppm Au)
0.050
0.045
0.040
0.035
0.030
0.025
0.020
0.015
0.010
0.005
0.000
Standard MEG-Au.10.02
(0.036 +/- 0.008 ppm Au)
n=27
n outside 2SD = 0
0
5
10
15
20
25
30
Assay Results

Figure 12.2: Assay Data for Standard 0.04 ppm Au (MEG-Au.10.02).

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Figure 12.3:  Assay Data for Standard 0.07 ppm Au (MEG-Au.10.04).

Figure 12.4:  Assay Data for Standard 0.11 ppm Au (MEG-Au.11.19).

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Figure 12.5:  Assay Data for Standard 1.3 ppm Au (MEG-S107005X).

Figure 12.6: Assay Data for Standard 4.0 ppm Au (MEG-Au.11.29).

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12.2.4           Duplicate Core Sample Assays

Only 4 duplicate core samples were collected during the Phase 1 Pinion drill program.  No significant issues were noted and the 4 sample pairs returned a simple Correlation Coefficient of 0.9990.

The 2014 QAQC samples indicated that there were no issues with the fire assaying of the 2014 Phase 1 Pinion drill program and the data was incorporated into the Project database.  Furthermore, the data verification program with respect to Historical Drilling at the Pinion project resulted in a drill database that was deemed by APEX to be acceptable for use in the Resource Estimation effort described in this report.

13.0           MINERAL PROCESSING AND METALLURGICAL TESTING

To date, a reasonable amount of preliminary metallurgical test work has been conducted on mineralized material from a number of historic drill holes and surface composites from the Pinion Gold Deposit.  The following section discusses the results of the historic work that has thus far been completed.  Gold Standard has not conducted any metallurgical test work to date.

13.1           1987-1990 Teck Test Work

In 1987 through 1990, Teck completed limited metallurgical test work on composited samples collected from holes TC-1 to 3 and TCT-2, 7 and 8.  The work was conducted at Bateman Metallurgical Laboratories (Sparks, NV), McClelland Laboratories (Sparks, NV) and Extractive Technologies. The samples were subjected to simple bottle roll tests.  The results of the testing are presented in Table 13.1.  In general, gold recovery was poor (averaging approximately 55%) but TC-1 exhibited an apparent 78.2% Au recovery.  Silver recoveries were also low (averaging 37.7%) but also had an outlier high of 76.4% Ag recovery in hole TCT-8.  Reagent consumption (NaCN and lime) was variable. Additional test work, including grinding tests, was recommended.

Table 13.1: Summary of Teck Bottle Roll Tests (TC and TCT holes).

Drillhole	Au Recovery	Ag Recovery	Head Grade	Head Grade	Reference
	(%, 72 hours)	(%, 72 hours)	Calc.(opt Au)	Assay (opt Au)
TC-1	78.2	34.2	0.069	0.066	Extractive (1990)
TC-2	41.7	24.0	0.051	0.043	Extractive (1990)
TC-3	60.4	24.6	0.050	0.050	Extractive (1990)
TCT-2	43.2	55.1	0.032	0.036	Woods (1987)
TCT-7	61.1*	11.8*	0.108	0.092	Sheerin (1988)
TCT-8	47.4	76.4	0.080	0.086	Woods (1987)
(* 96 hour test result)

13.2           1992 Crown Resources Test Work

In 1992, Crown Resources engaged McClelland laboratories to conduct bottle roll tests on a total of 59 composite pulp samples.  The 1992 test work again comprised bottle roll tests and measured the recoveries of both gold and silver.  The samples comprised composites of mineralized intervals ranging from 15’ to 165’ in length that were collected from each of 35 drillholes. Low grade composites were also tested from 14 additional drillholes.  The remaining 10 composites tested comprised pairs of samples from different zones from 5 of the 35 mineralized drillholes where the different zones had been composited into a single sample.  The detailed results for this test work are provided in Macy (1992).  The 35 mineralized drill hole composite samples averaged 0.052opt (1.783 ppm) Au and 0.30 (10.3 ppm) Ag and returned average recoveries of 76.9% for gold and 63.5% for silver. The 14 ‘low grade’ composite samples, which averaged 0.017opt (0.579ppm) Au and 0.15opt (5.15ppm) Ag, returned average recoveries of 79.7% for Au and 68.1% for Ag.

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13.3           1994 Cyprus Test Work

Additional metallurgical test work was completed in 1994 by Cyprus Minerals, also at McClelland Laboratories (McPartland, 1995; DeMatties, 2003). Bottle roll and column percolation leach tests were performed on 35 RC drillhole cuttings composites, comprising material from 529 individual RC drill cuttings samples, as well as an 880lb bulk sample collected from a surface exposure of the main Pinion breccia zone. Additional column percolation leach testing at various grind sizes, along with mineralogical testing, was recommended.

The results for column leach testing conducted on the Pinion (surface) bulk sample are summarized below in Table 13.4 and indicate that gold recoveries increase with finer grinding up to 80.6% by column leaching on material ground to 100 mesh.  It was concluded from the simulated heap leach cyanidation testing completed on the Pinion (referred to as “South Bullion”) bulk sample material was amenable to leaching at 62% - 2” and 82% - ¾” feed sizes.

Table 13.2: Pinion Surface Bulk Sample Leach Testing.

Material Size	Recovery (%)		Head Grade	Head Grade
	Column	Bottle Roll		(ppm)
-2”	52.8	-	0.036	1.23
-3/4”	61.5	-	0.039	1.34
-1/2”	-	55.9	0.034	1.17
10 Mesh	-	70.3	0.037	1.27
65 Mesh	-	71.0	0.031	1.06
100 Mesh	-	80.6	0.036	1.23

With respect to the bottle roll testing of the 35 composited cuttings samples, the data indicates that the samples are amenable to direct cyanidation at a nominal grind of 10 mesh with recoveries averaging 66.1%.  Ten of the 35 composites were subjected to further grinding to 80% passing 65 mesh and resulted in an average increase in recovery of 13.7% from 60.6% to 68.0%, with 5 of the 10 samples averaging a 25% increase in recovery.  Further grinding to 200 mesh had little effect on recoveries, which increased by an average of 3.8%.  Leaching was fairly rapid, cyanide consumption was considered low and lime requirements were moderate.  There was no strong correlation between composite depth and gold recovery, recovery rate or reagent requirements.

13.4           2004 Royal Standard Minerals

In 2004, personnel from Kappes, Cassiday & Associates (2004) supervised a trenching program on behalf of Royal Standard Minerals at the Pinion Gold Deposit that resulted in the collection of 6 bulk (or composite) samples (each collected in a single 55 gallon drum) from 6 trenches at the deposit with metallurgical testing completed on 5 of the samples and several grab samples from the trenches.

Metallurgical tests, including bottle rolls and column leach tests, were completed on an equal weighted composite of the 5 bulk trench samples. A cyanide bottle roll leach test was completed on a composite sample that ran for a period of 72 hours.  Gold extraction from the pulverized material was 78% after 72 hours of leaching based upon a calculated head grade of 0.048 oz/ton Au. Silver extraction was 54% based upon a calculated head grade of 0.67 oz/ton Ag. Sodium cyanide consumption for the test was 63 lbs NaCN/ton. Hydrated lime consumption was 4.00 lbs Ca(OH)2/ton (Kappes, Cassiday and Associates, 2004).

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Three (3) separate column leach tests were conducted on the composite sample comprising material from five of the trenches completed at the Pinion Project. These tests were conducted at crush sizes of 100% minus 1 ½”, minus ½” and minus ¼”. The gold extractions from the PC Composite sample were 57%, 59% and 69% for these crush sizes, respectively. The silver extractions from the PC Composite sample were 31%, 33% and 62% for the same crush sizes, respectively.  Sodium cyanide consumption averaged 1.44 lb NaCN/ton and hydrated lime consumption averaged 2.00lb Ca(OH)2/ton. The minus ¼” crush column leach test required 2.00 lb cement/ton.

In addition, 76 hand samples from the 6 Pinion trenches were measured for specific gravity using the wax coated water displacement technique.  The average of the 76 analyses was 2.65 g/cm3.  However, this value was skewed slightly by an unusually high average SG value of 3.20 g/cm3 returned from one trench (see Figure 13.1).  The average SG value for the remaining 5 trenches was 2.55g/cm3, which is very close to (98.8% of) the value of 2.58 g/cm3 that was determined from the 171 SG measurements made on the 2014 Pinion drill core samples (see Section 10 of this report).  The average trench sample SG value excluding both the highest and the lowest individual trench averages (3.03 g/cm3 and 2.41 g/cm3), then the average of the remaining trench averages is 2.58g/cm3, which is equal to the SG value determined form the Pinion deposit determined from 2014 drill core samples.

Figure 13.1: Average SG values by Trench (2004 Pinion trench samples).

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14.0           MINERAL RESOURCE ESTIMATES

14.1           Introduction

The statistical analysis, geological modelling and resource estimation discussed in this section of the Technical Report was performed by Mr. Steven Nicholls, MAIG, with APEX Geoscience Ltd. (APEX)  under the direct supervision of Mr. Dufresne, P. Geol., also with APEX.  Both are Qualified Persons as defined by National Instrument 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m x 5 m x 1 m was applied. The Pinion resource modeling utilized 392 drillholes that were completed from 1981 to 2014. Mr. Dufresne, P.Geol visited the property in May, 2013, April, 2014 and October, 2014 in order to verify and validate the historic drillhole dataset and to verify the drilling of the recently completed 2014 diamond and RC drilling campaign completed by GSV.  Over the period of 12 months, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the Pinion drill hole database. The current drill hole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

The Pinion mineral resource estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 27th, 2010.

14.2           Data

14.2.1           Drillhole Database Validation

The GSV database has undergone extensive validation prior to the 2014 resource estimation.  Historic drilling was largely conducted relative to local grid(s) and the relationship between the grid coordinates and world coordinates was not well documented.  The confirmation and validation of historical drillhole collar locations was addressed initially during the May 2013 site visit conducted by Mr. Dufresne. During the visit, approximately 40 historical drill collars were located and recorded using a hand-held GPS, along with tracks representing drill roads and trails.  Although unmarked in the field, the identity of several drill collars were ascertained due to their unique location.  A comparison between the field GPS’s locations and their database coordinates indicated a small error (50 to 70 m) but suggested that their relative positions were accurate relative to each other.  GSV then completed formal surveying of the identified historic drill collars along with a number of others they were able to find using a differential GPS.  This survey confirmed a systematic shift and, more importantly, it confirmed that the relative positions for several of the historic phases of drilling were consistent with historic surveying as recorded in the drill database. The remaining drill collars were located by matching drill collars and drilling roads and trails with surveyed collars and the roads and trails visible in a high-resolution geo-rectified aerial photomosaic for the Pinion area that was obtained by GSV from Pacific Geomatics Ltd.  It is important to note that the majority of the historic drill holes at Pinion were formally surveyed at the time of their drilling and thus the problem was simply related to confirming the real world coordinates for the collars given their accurate historic recording in local grid space.  As a result of the collar surveying and validation work discussed above, APEX is confident that the locations of the historic drill holes at the Pinion Gold Deposit are now well established and are considered validated.  This was further reinforced when GSV drilled a number of holes designed to twin historic drill holes and an excellent correlation was observed both geologically and geochemically between the twinned holes.

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The largest problem with the historic drill hole database centered around collar elevations, which initially provided a number of obvious errors. With near flat lying mineralized zones it was determined to be imperative to obtain a reliable dataset of collar elevations that were internally consistent from one hole to the next. Once accurate real world coordinates were obtained for the historic Pinion collars, elevations for the drill holes were generated by using the digital elevation model that was generated by Pacific Geomatics from its ortho-rectified aerial photography that had a 1m (~3 foot) resolution.

All available sources of information were searched with respect to identifying down-hole orientation survey data for the historical Pinion drill holes. However, down hole orientation survey information was only identified for 97 of the 379 historic drill holes in the Pinion drill database. The 2014 drill holes were all down-hole surveyed. The remaining holes only had initial collar orientations.  The down hole surveys that were collected averaged orientations at 15 m down hole spacing.  The variation in the recorded dip readings ranged from 0° to 9.8°, with an average of 0.9°.  As such, it can be concluded that there is little deviation in the drill holes that have down-hole orientation surveys.  Based on these observations APEX has assumed, for the purposes of the current geological modeling and mineral resource estimation effort, that the remaining holes are not likely to have experienced significant down-hole deviation.

The assay portion of the Pinion drilling database has also undergone rigorous examination and validation.  All available assay certificates were cross checked with the assay values recorded in the database.  Along with this, routine validation checks were performed on the database including checks for overlapping sample intervals, sample intervals extending beyond the end of the drillhole, “from” depths equaling “to” depths, “to” depths less than “from” depths, and drillholes with no (missing) assays.   Where missing assay intervals were identified and that data was located and verified, then it was added to the database. Of the samples located within the mineralized envelope over 99% of the samples were assayed for gold but only roughly half (45.2%) of the samples in the gold mineralized envelope have been assayed for silver.  Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

In order to understand the geological model and place the mineralization in context with the geology, GSV personnel initiated a large scale re-logging program using archived RC drilling chips and drill cores from historic drill holes.  This has resulted in an increased level of confidence in the geological controlled mineralization model.  Out of the 235 drill holes with geological logs, 215 to date have been “re-logged” by GSV personnel.  At the time of model construction a total of 201 holes had been re-logged. The re-logging program by GSV is ongoing. The revised logs were entered into a database and imported into Micromine where modeling was initially conducted in cross-sectional view (Figure 14.1). Geological units defined in cross-section were then connected laterally to form a true 3-dimensional geological model, which was used to guide the resource estimation effort.

The extensive historical data compilation and data validation process described above has resulted in a validated drill database for the Pinion prospect that is considered by APEX to be sufficiently reliable for use in the mineral resource estimation effort described below.

14.2.2           MICROMINE Database

The drilling database used is current as of August 1, 2014. The database incorporates all available diamond drilling and Reverse Circulation (RC) drilling completed to date. All data for the mineral resource estimation was copied from excel spreadsheets into the Micromine program. The seven main Micromine .DAT files that were generated and utilized in the mineral estimation include;

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•  Collar – Collar file;
•  Survey – Down hole survey file;
•  Geology – Geology file;
•  Assay Pinion– Assay file;
•  SG data– Specific gravity file
•  Ortho Photo 3ft contours – surface topography; and
•  Oxidation – Oxidation state of mineralization in the re-logged holes

Figure 14.1: Pinion Geological interpretation of 4479100 N cross section (looking north, +/-25 m).

There were a total of 392 drill holes within the export that guided the geological interpretation and estimation of the Pinion resource. This total comprises 16 diamond drill holes and 376 RC drill holes that were completed from 1981 to 2014.  Spacing between drillholes varies from 1 m to 580 m.  Over the life of the project, drilling has been completed on various grids, with line spacing varying from 20 m to 200 m.   All of the drill holes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation.

The Pinion assay file comprised 28,130 analyses of variable length from a variety of sampled lithologies. Of the 28,130 samples in the Pinion database, roughly one third (9,255 assays) are situated within the gold mineralized lodes.  Within the original assay database there were a number of assay intervals with either blank gold or silver grades, or a code describing the interval as a “missing sample” (e.g. MS, NS, NA).  Many of these missing sample intervals were found to be located within mineralized zones, which is believed to be the result of poor recovery and/or poor drilling conditions within mineralized breccia zones.  It was decided to assign a grade of 0.05 g/t Au and 0.25 g/t Ag to these intervals, as more than likely they would be in fact mineralized.  The grade of 0.05 g/t Au is deemed suitable as it is half of the lower grade cut off that was used for interpretation and modelling purposes.  For gold, 234 “no sample” intervals (of the total 9,235 assay intervals within the mineralized lodes) were assigned a grade of 0.05 g/t Au.  For silver, 205 “no sample” intervals were assigned a grade of 0.25 g/t Ag. In the database there a large number (nearly half) of the drill holes do not contain silver analyses. These holes were not assigned any dummy silver values, they were left blank.

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The drillhole database was validated using the validation functions within the Micromine modeling software.  No significant errors or issues were noted.

14.3           Lithological Model/Lode Interpretation

Following the acquisition of the Pinion property in early 2014, GSV personal began work compiling all of the available geological information for the project in order to understand the geological and mineralization model at the Pinion property.  APEX had already started this work in early 2013 having been retained by the property’s previous owner, but the work was suspended while the transaction was completed.  Following the initial phase of data compilation, GSV and APEX concluded that some additional work was required in order to evaluate and confirm some of the features of the evolving geological model.  A large scale re-logging program of the historic drill hole chip trays and diamond drill core was initiated.  Of the 392 drill holes present at the Pinion property, 201 of these had new geological logs completed as of completion of the modelling in mid August 2014. This information was then transferred onto paper cross sections and individual formations were interpreted.  The major stratigraphic formations that were interpreted comprise:

•  Mississippian Chainman formation (Mc)
•  Mississippian Webb formation (Mw)
•  Mississippian Tripon Pass Formation (Mtp)
•  Devonian Devil’s Gate Formation (Ddg)
•  Multi-lithic Breccia (Mlbx)

 The examination of regional and local geological (surface) mapping, along with the subsurface geological data, indicated that the Pinion property has undergone a complex structural history.  A total of seven high angle cross cutting faults and three thrust surfaces have been mapped and interpreted.  There are four main normal faults that bound the area.  The amount of offset observed from the high angle cross faults is variable and ranges from <10 m to > 100m.

The “new” (revised) geological information from the re-logged Pinion drill holes, and the major faults from surface mapping and modelling, were examined in cross-sectional views and interpretations of the stratigraphic formations and fault extensions were completed by the onsite geologists.  A number of systematic 50 m to 100 m spaced cross-sections were then scanned and sent to APEX where they were digitized and entered into the Micromine 3-D software.  An example of one of these sections is shown in Figures 10.5 to 10.7 and 14.1.

Upon completing the geological interpretation of the Pinion Deposit it became clear that the bulk of the mineralization is hosted in a multi-lithic, dissolution collapse breccia.  Gold mineralization exhibits predictable lateral and strike continuity within this silicified and oxidized breccia which appears to have developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded limestone or calcarenite of the underlying Devonian Devil’s Gate Formation (Figure 14.1). As a result, it became necessary to develop “mineralization” envelopes, based upon the new Pinion geological model, for the purpose of completing resource estimation.

In order to construct mineralized envelopes for resource estimation, gold assay data from the Pinion drill database was examined relative to the geological model. Again, a sectional approach was utilized for the initial examination of the data with a 50 m spacing through the more densely drilled Main Zone of the Pinion Deposit and a 100 m spacing for the southern and northern ends of the deposit. The interpretation of the mineralized horizons was guided by the revised geological model and restricted, where necessary, by late cross-cutting faults (e.g. the N50W and N10E structures illustrated in Figure 14.1).

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Gold is the main commodity of interest in the Pinion Deposit with silver treated as a by-product.  The gold mineralization model was used to capture the silver grade.  An examination of gold deposits with similar grade and size to that of Pinion was conducted and it was decided that 0.1 g/t Au could be used as a lower cut-off grade for interpretation and modelling purposes.  A total of 9 different mineralized zones (lodes) were interpreted and constructed as displayed in Figure 10.9.  Some of these lodes (i.e. Lodes 01 to 03) simply represent a single mineralized horizon (body) that has been offset by faulting (Figure 10.9).

The interpretation of mineralized lodes was initiated in the approximate center of the deposit and extrapolated to the next cross-section.  If a zone of mineralization was not present on the adjacent section, then the interpretation was extended half way to the next section the lode was closed.  Mineralization was either extended east or west to the next fault or half way to the next drill hole, which ever was closest.  Where there was no fault terminating the edges of the lode, the edge was extrapolated 70 to 140 m from the closest drill hole. The drill holes located on the sections to the north and south were used to help determine the distance the lode should be extrapolated.

Due to the topographic relief over the Pinion deposit, there is little to no overburden present.  As such the surface produced from the ortho-rectified photo with 3ft contours was used to cut the lodes at surface.

With the overall plan of identifying a deposit amenable to heap leaching, the degree of oxidation within mineralized zones was a key aspect of the re-logging program conducted by GSV.  The bulk of the mineralized intersections in the Pinion Deposit are classed as oxidized with only very limited areas exhibiting mixed mineralization (oxide and sulphide mineralization) or reduced mineralization (sulphide mineralization only).  These areas of reduced mineralization while being isolated in nature were still modelled with the aim of removing them from the final resource due to expected poor leaching characteristics, although little or no metallurgical work has been done on these intervals to confirm this.

14.3.1           Data Summary and Histograms

The Pinion mineral resource estimate was calculated utilizing the gold (Au) and silver (Ag) assay grades.  Thorough documentation of the analytical methodologies adopted for all assays was not always recorded, but the available information indicates that gold analyses are the result of fire assaying with variable aliquot size and finishing technique, whereas the silver analyses are mainly by ICP. Further work on compiling the meta data associated with the assay database is recommended.  This, and the fact that the Pinion assay database is incomplete with respect to silver analyses, is reflected in the classification of silver as only inferred.

Histograms, probability plots and summary statistics for the Pinion un-composited samples that are situated within the interpreted mineralized lodes are presented in Figures 14.2 to 14.5, and tabulated in Table 14.1.  Overall, the Pinion gold and silver samples exhibit a single population of data.  Mineralized wireframes/solids have been constructed to separate the different mineralized horizons that have been offset by a number of faults. Even though the mineralization has been offset by several faults, the mineralization is believed to represent a single event. The single mineralizing event is supported by the log normal/single population present in the histograms and probability plots.  Due to the single population present linear estimation techniques are suitable for statistical estimation use for the Pinion Deposit.

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Figure 14.2: Histogram of the un-composited gold assay dataset constrained within the lodes.

Figure 14.3: Probability Plot of the un-composited gold assay dataset constrained within the lodes.

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Figure 14.4: Histogram of the un-composited silver assay dataset constrained within the lodes.

Figure 14.5: Probability Plot of the un-composited silver assay dataset constrained within the lodes.

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Table 14.1: Summary statistics for un-composited gold and silver assay data constrained within the lodes.

	Gold (g/t)	Silver (g/t)
Number	9255	4181
Minimum	0	0
Maximum	12.26	1531

Mean	0.627	4.602
Median	0.384	2
Std Dev	0.836	24.977
Variance	0.699	623.857
Std Error	0	0.006
Coeff Var	1.334	5.427

14.3.2           Data Type Comparison

The drilling completed to date at the Pinion property comprises multiple phases of drilling conducted by several companies between 1981 and 2014 (see the “History” and “Drilling” sections of this report).  In order to assist with the validation of the project’s historic dataset and the new geological model for the Pinion deposit, GSV competed a 13 hole drill program in 2014.  A comparison of the mineralization intersected in the new 2014 drill holes and the historic drilling was performed.  All pre-2014 drill hole samples located within 25 m of the 2014 drill holes were flagged for comparison.  A quartile-quartile (Q-Q) plot which shows the grades of the different percentiles for each dataset is shown in Figure 14.6.  A diagram showing two of the 2014 twin holes is shown in Figure 14.7.

Examination of the Q-Q plot shows that the 2014 drilling intersected similar grades as the historic pre-2014 drill holes.  The Q-Q plot generally shows a good comparison between the two datasets with the percentile grades following to slightly above the parity line.  The Q-Q plot shows that the pre 2014 drilling reported/intersected mineralization that is slightly higher in grade than the 2014 holes.  This is considered acceptable when the inherent variability in gold deposits in taken into account.  Overall the 2014 twin drilling has confirmed and reproduced the mineralization reported in the pre-2014 database.

The other comparison shown in Figure 14.7 confirms the location of the ore zones and, in particular, the location of the different higher and lower grade zones of mineralization.  In both images the two comparison drill holes are supposed to be within 2 m of each other.  Table 14.2 provides a comparison of the mineralized intervals in the twinned holes and indicates excellent correlation. Overall the 2014 drilling has confirmed the grade population and the location/contacts of the mineralization present in the historic database and as such the historic data is considered to be sufficiently validated of a quality suitable for resources estimation.

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Table 14.2: Comparison of 2014 and Historical Twinned Drillhole Mineralized Zones.

DDH	Gold (ppm)	Interval (ft)	From (ft)	To (ft)
TCT-017	0.876	234	0	234
PIN14-01	0.893	235	0	235
TC-008	1.117	145	20	165
PIN14-08	1.037	144	21	165

Figure 14.6: Q-Q Plot of 2014 drilling and pre - 2014 historic drilling.

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Figure 14.7: GSV 2014 twin drilling of PIN14-01 and PIN14-08.

14.4           Quality Control (2014 Drilling)

A thorough discussion of the Quality Control and Quality Assurance (QAQC) protocols and procedures employed by GSV during the 2014 drill program at Pinion is discussed in the “Data Verification” section of this report.  Briefly, GSV employs a comprehensive QAQC program with respect to all analytical and non-analytical data.  With respect to analytical data, GSV geologists routinely insert certified standard reference materials (standards and blanks) into the drilling sample stream and examine their results for signs of issues.  A total of 182 standards and blanks were inserted into the 2014 Pinion drill sample stream comprising 85 blank pulp samples and 97 samples from 8 different standards.  An examination of the analytical results for these QAQC samples relative to their expected values and acceptable ranges was conducted and no issues were noted.

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14.5           Drillhole Flagging and Compositing

Drillhole samples situated within the mineralized wireframes/solids were selected and flagged with the wireframe name/code. The flagged samples were checked visually next to the drillhole to check that the automatic flagging process worked correctly. All samples were correctly flagged and there was no need to manually flag or remove any samples.

A review of the sample lengths was conducted on the samples that were situated within the mineralized wireframes.

The drillhole sample width analysis results showed a variable sample length from 0.15 m to 3.18 m in length (Table 14.3 and Figure 14.8). Looking at all of the sample widths, there is one dominant sample length population, this being 1.5 m (5 feet).  In order to honour the selected mining unit (SMU) with an anticipated open pit bench height of approximately 2.5 to 3.0 m, it was decided to composite the assay intervals up to a 3 m composite size.  Of the 9,235 un-composited samples 96.9% of the samples were less than 3.0 m in size.  The next dominate population was the 3.05 m (10 feet) sample size, with all but one sample being less than or equal to 3.05 m.

Table 14.3: Sample length statistics for the Pinion un-composited assay file situated within the mineralization model.

Width (m)
Number	9235
Minimum	0.15
Maximum	3.81

Mean	1.53
Median	1.52
Std Dev	0.32
Variance	0.1
Std Error	0
Coeff Var	0.21

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Figure 14.1: Histogram of sample length for the Pinion un-composited assay file situated within the mineralization model.

Length weighted composites were calculated for all of the Pinion assay samples. The compositing process starts from the first point of intersection between the drillhole and the mineralized wireframe, and is stopped upon the end of the mineralized wireframe.

Upon completion of the 3.0 m compositing process, both the 3.0 m composites and the 3.0 m composite with “orphans” (sub 3.0 m composites) were examined to determine any noticeable bias applied to the gold grades during the compositing process (Table 14.4). There was little to no change in the gold grade for the Pinion sample file.   It was decided to remove all composites less than 3 m in size (N=393).  The composited samples were used for all sample statistics, capping, estimation input file and validation comparisons.

Table 14.4: Comparison of gold grade of raw un-composited grade versus the final composited sample file for Pinion.

	Un-Composited Sample Grade (Au g/t)	3 m Composited Sample Grade (with orphans) (Au g/t)	3 m Composited Sample Grade (no orphans) (Au g/t)
All Sample/Composites	0.63	0.60	0.62
Lode01	0.85	0.85	0.84
Lode02	0.64	0.62	0.64
Lode03	0.37	0.37	0.37
Lode04	0.28	0.27	0.29
Lode07	0.38	0.34	0.38
Lode08	0.25	0.25	0.26
Lode09	0.72	0.71	0.75
Upper Micrite	0.30	0.26	0.29
Tonka	0.40	0.39	0.40

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In looking at Table 14.1, the number of samples that were assayed for silver compared to gold was approximately one half.  With this in mind, a separate silver composite file was produced for the estimation of silver.  The holes that did not have silver analysis completed were removed from the composite file.  Leaving these in place would artificially decrease the grade of the silver.  Once again the samples were composited to 3 m in size.  It should be noted that not all of the interpreted gold lodes had samples that had silver analysis completed

Upon completion of the 3.0 m compositing process for silver, both the 3.0 m composites and the 3.0 m composites with the orphans (sub 3.0 m composites) were examined to determine any noticeable bias applied to the silver grades during the compositing process (Table 14.5). Overall there was a slight increase in grade when the orphans were removed, when compared to the original un-composited silver dataset.  As such it was decided to leave the orphans (N=194) in the final composite dataset. The composited samples were used for all sample statistics, capping, estimation input file and validation comparisons.

Table 14.5: Comparison of silver grade of raw un-composited grade versus the final composited sample file for Pinion.

	Un-Composited Sample Grade (Ag g/t)	3 m Composited Sample Grade (with orphans) (Ag g/t)	3 m Composited Sample Grade (no orphans) (Ag g/t)
All Sample/Composites	4.60	4.46	4.66
Lode01	3.92	4.02	4.11
Lode02	4.81	4.64	4.82
Lode03	3.03	2.91	3.08
Lode04	2.64	2.47	2.95
Lode07	7.11	6.67	7.53
Lode08	0.90	0.87	0.92
Upper Micrite	5.12	4.10	5.25

14.6           Top Cut Capping

Both the gold and silver composite files were used for the capping analysis.  The gold composite file was examined first.  The composited gold grades were displayed using a log probability plot and a log histogram (Figures 14.9 and 14.10).  Both of these, in conjunction with the actual composite file, were used to assess the need for capping.   Both of these plots show that the gold values belong to one single population.  This is evident from the straight nature of the line in the log probability plot below.  Inflection points along this line are normally used to govern an appropriate capping level to apply.  There is no significant inflection points present in this data suggesting that no capping need be applied.  This is also shown in the log histogram, with no clear high grade outliers being present.  As a result, no capping of the gold samples is required or recommended.

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Figure 14.9: Log Probability plot of the gold composites situated within the lodes.

Figure 14.10: Log histogram of the gold composites situated within the lodes.

The silver composite file was also examined for outlier high grade values that could potentially bias the estimation of the silver grade.  As with the gold composite grades, log probability and log histogram plots for the silver composites were examined (Figures 14.11 and 14.12).  Similarly, the silver composite grades exhibit a linear probability plot representing a single population of data.  There are no significant inflection points along the log probability plot until about the 99.9th percentile, where there is a clear inflection in the line suggesting a need for capping at this level.  The log histogram also shows this isolated sample.  An examination of the silver composite file identified one composite in need of capping, with a grade of 779 g/t Ag, which was capped to 100g/t Ag.

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Figure 14.11: Log Probability plot of the silver composites situated within the lodes.

Figure 14.12: Log histogram of the silver composites situated within the lodes.

14.7           Grade Continuity

Variography to examine grade continuity was conducted on the Pinion composite assays located within the mineralized wireframes and spherical semi variogram’s were produced. As all nine lodes have similar orientations and grade characteristic’s it was deemed appropriate to treat them all as one domain.  Both the variography of the gold and silver was examined separately.

The variography of the gold composites suggested a maximum continuity of grade along a 176° strike orientation, with a -1° plunge to the north and finally a -9° dip to the west.  This is in line with the geological model.  The ranges of the gold mineralization continuity in all three directions are shown in Table 14.6 and the individual variograms are shown in Figure 14.13.

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Variography performed on the silver composites suggested a maximum continuity of grade along a similar orientation of 166° strike and a 4° plunge to the south. The ranges of the silver mineralization continuity in all three directions are shown in Table 14.6 and the individual variograms are shown in Figure 14.14.

Table 14.6:  Semi-variogram parameters for the composited gold and silver mineralization.

				Direction 1		Direction 2		Direction 3
Domain	Nugget (%)	C1 (gamma)	C 2 (gamma)	Range 1 (m)	Range 2 (m)	Range 1 (m)	Range 2 (m)	Range 1 (m)	Range 2 (m)
Gold	0.04	0.29	0.18	152	219	130	175	9	15
Silver	10	26	16.7	161	220	82	121	5	43

Figure 14.13:  Variograms in all three directions for the composited gold sample data.

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Figure 14.14: Variograms in all three directions for the composited silver sample data.

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14.8           Search Ellipsoids

The search orientations and size of the an-isotropic ellipsoids used in the Pinion resource estimation were largely based on a combination of the variography and the geological interpretation of the individual lodes (Table 14.7).  Each of the nine lodes had an individually tailored search ellipsoid created for the estimation of grade within that lode. The exception of this was lode02 where there were four search ellipsoids used to estimate grade.  This was to honour the folded nature of the Lode02 mineralization.  Essentially there were two fold noses present, one in the main zone and one on the north zone.  A search ellipsoid was created for each limb of the two fold axis.  The range of the search ellipsoids were largely governed by the variography.

Table 14.7: Search ellipsoid orientation for the Pinion estimation.

Lode	Search Name	Strike	Plunge	Rotation
Lode01	2014 Lode01	176	20	-13
Lode02	2014 Lode02 Sth	176	20	-13
	2014 Lode02 Nth	176	-20	24
	2014 Lode02 NZ Sth	176	20	13
	2014 Lode02 NZ Nth	120	22	80
Lode03	2014 Lode03	176	5	10
Lode04	2014 Lode04	176	10	10
Tonka	2014 Tonka	176	-5	12
Upper Micrite	2014 Upper Micrite	176	5	20
Lode07	2014 Lode07	176	20	-10
Lode08	2014 Lode08	176	0	45
Lode09	2014 Lode09	140	40	90

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14.9            Bulk Density (Specific Gravity)

A total of 171 bulk density measurements were collected from the 2014 diamond drill core using the weight in air/weight in water methodology. The selection of samples was completed on all of the stratigraphic horizons.  The calculation used is shown below.

Density = weight of sample in air / (weight of sample in air – weight of sample in water)

The water displacement density measurement technique can be affected by porosity in the drill core.  Because a significant portion of the Pinion mineralization comprises multi-lithic breccia which often includes voids, an examination of the effect of sample porosity was conducted.  To this end, 21 of the original 171 samples for which water displacement densities had been measured were selected for wax (sealed) density measurement.  These 21 samples were coated with wax to prevent water from entering void spaces and potentially positively biasing standard water displacement density measurements.  A comparison of the wax and no wax water displacement densities for these 21 samples showed good correlation between the two datasets with little to no noticeable difference observed with the waxed samples.  This data is illustrated in Figure 14.15.  Thus, it was demonstrated that the porosity of the samples did not appear to significantly affect their density measurements and thus the original 171 (non-wax) density measurements are suitable for use in determining a bulk density value for the mineralization.

The 171 density samples were examined by formation (geological unit) and also with respect to whether the samples were mineralized or not.  One outlier of 3.93 kg/m3 was identified, which in turn was capped to the next highest density value of 3.31 kg/m3.  As the vast majority of the mineralization is situated within the multi-lithic breccia unit it was decided to examine the density by stratigraphic formation.  Table 14.8 shows a breakdown of density by formation.  As such it was decided that a density of 2.58 kg/m3 is representative of the Pinion mineralization and was assigned to all mineralized blocks in the block model.

A breakdown of each stratigraphic formation was also completed to see if there were any large differences between mineralized (>0.1 g/t Au) samples versus un-mineralized samples.  There was a slight difference observed between mineralized and un-mineralized sample densities, but it was determined not to be of significance and it was decided that the 2.58 kg/m3 density (multi-lithic breccia and the overall mean) would be used. Additional density determinations are recommended going forward.

Table14.8: Pinion density dataset breakdown by formation.

		Formation
	Overall*	Mc	Mw*	Mtp	Mlbx	Ddg
Number	171	10	31	26	49	55
Minimum	2.06	2.17	2.22	2.26	2.06	2.15
Maximum	3.93	2.66	3.31	3.31	3.13	2.9

Mean	2.58	2.46	2.55	2.58	2.58	2.62
Median	2.58	2.45	2.535	2.58	2.58	2.665
Std Dev	0.207	0.14	0.26	0.195	0.187	0.132
Variance	0.043	0.02	0.067	0.038	0.035	0.017
Std Error	0.001	0.014	0.008	0.008	0.004	0.002
Coeff Var	0.08	0.057	0.102	0.076	0.073	0.05
*1 outlier sample has been capped to 3.31 kg/m3

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Figure14.15: Pinion water displacement density comparison of sealed (wax coated) versus unsealed samples.

14.10           Block Model Extents and Block Size

A parent block size of 10 m x 10 m x 3 m was chosen for the Pinion block model.  This is deemed appropriate based on the current level of drillhole spacing which ranges from 2 m to 500 m. The block model extents were extended beyond the mineralized wireframe to encompass the entire domain.  The coordinate ranges and block size dimensions used to build the Pinion 3D block model from the mineralization wireframes are presented in Table 14.9. Sub-blocking was used to more effectively honour the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. Grade was interpolated for the parent blocks and assigned to the sub-blocks.  A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages (Table 14.10). Each block was coded with the lode number so that grade could be estimated as hard boundaries.

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Table14.9:  Block model extents and cell dimensions for the Pinion block model.

Deposit	Block model dimensions	Easting	Northing	RL
Pinion	Maximum	585700	4480900	2275
	Minimum	584300	4478500	1730
	Parent Cell Size	10	10	3
	Sub Blocking Cell Size	5	5	1

Table 14.10: Block model versus wireframe volume comparison.

	Wireframe Volume	Block Volume	% Difference
Lode01	8,902,179	8,892,350	0.11%
Lode02	18,835,485	18,843,200	-0.04%
Lode03	4,883,669	4,884,325	-0.01%
Lode04	307,900	307,800	0.03%
Lode07	118,545	119,675	-0.95%
Lode08	2,791,484	2,791,225	0.01%
Lode09	31,379	31,250	0.41%
Tonka	568,367	565,500	0.50%
Upper Micrite	222,791	222,250	0.24%
TOTAL	36,661,800	36,657,575	0.01%

14.11           Grade Estimation

The Indicated and Inferred Pinion Resource estimation of gold and silver was calculated using inverse distance squared (ID2) for each of the nine lodes.  Initially, both inverse distance and ordinary kriging was used for resources estimation but due to the resultant validation of the block models it was decided to use the inverse distance estimation technique as it best honoured the input composite grades.   Estimation was only calculated on parent blocks. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation.   Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. The maximum range of the gold variography suggested an anisotropic search radius of 220 m x 175 m x 15 m.  As such the search ellipsoids used in the estimation of the blocks was incrementally increased with each run to a final search range which was similar to the maximum range observed in the variography.  The criteria for the number of composites to be selected from the number of drill holes decreased with each run, as the search ellipsoid size increased.  This was designed to ensure that the highest confidence blocks got estimated in the first couple of runs.  The estimation criteria for each pass are provided in Table 14.11.

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Table 14.111: Estimation and search ellipsoid criteria for the Pinion resource calculation.

Estimation	Run number	Minimum No. of samples	Minimum No. of holes	Search Ellipsoid Radius (m)	% Blocks estimated
Pinion	1	6	12	30 x 30 x 6	2
	2	6	12	60 x 60 x 9	9
	3	2	2	150 x 130 x 12	72
	4	1	1	220 x 180 x 30	17

  14.12         Expected Recovery and Metal Prices

The metallurgical test work completed to date on samples of Pinion mineralization is discussed in section 13 above in this report.  In general, the overall metallurgical data compiled to date indicates a general suitability of the Pinion gold and silver mineralization to cyanide leaching methods.

Teck Resources initiated metallurgical test work on the Pinion property between 1987 and 1990.  Six drill hole samples were submitted to Extractive Technologies, Bateman Labs and McClelland laboratories for bottle roll analysis (Extractive Technologies, 1990; Woods, 1987; and Sheerin, 1988).  Recovery results ranged from 47.4 to 78.2% (N=6) for gold and the silver recoveries ranged from 24.0 to 34.2% (N=3). Head grades for gold ranged from 1.1 to 3.7 g/t and the silver head grades for these samples 1.23 to 3.15 g/t.

Crown Resources submitted 59 Pinion drill hole cuttings composite samples to McClelland Laboratories in 1992 for cyanide bottle roll tests.  Analysis revealed gold recoveries ranging from 36.5% to 100% with an average recovery for 35 mineralized drillhole composites of 76.9% (Macy, 1992).

In 1994, Cyprus conducted a significant metallurgical test work program at McClelland Laboratories involving agitated cyanide (bottle roll) and column percolation leach tests.  The bottle roll gold recoveries ranged from 42.9% to 84% with an average of 60 to 70%. The head grades of these samples range from 0.34 to 2.74g/t Au (DeMatties, 2003). No silver recoveries were reported.

In 2004, Royal Standard Minerals submitted six bulk trench samples to Kappes, Cassiday & Associates (2004) of Reno, NV for rock density determinations, gold and silver grade analysis by fire assay and cyanide solution methods, screen fire analysis and whole rock ICAP analysis.  Results of the density determinations varied from 2.42 to 3.2 kg/m3.  The bottle roll leach work showed gold recoveries of 78% after 72 hours. The column leach test work for gold showed recoveries ranging from 57 to 69% with increased crushing.  For silver the column leach test work showed recoveries of 31 to 62% with increased crushing.

The test work indicated that recoveries of gold could range from 41.7 to 84%, with coincident recoveries of silver ranging from 24 to 62%.Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. Initial results have shown that the oxidized Pinion mineralization is amendable to heap leach extraction techniques which is common for Nevada Carlin-style deposits.

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14.13           Model Validation

14.13.1          Visual Validation

The blocks were visually validated on cross-sections comparing block grades versus the sample grades for all sections and drill holes (Figures 14.16 to 14.17). In addition, the block and sample data were compared by lode, easting and northing. These comparisons are presented in Figures 14.18 to14.20 and Table14. 12.

Figure 14.16: Cross Section 4479000 N (+/- 25 m) showing Pinion block grade (gold g/t) versus composited sample grade.

Table 14.122: Calculated grade (0% lower cut-off) of model versus composited average sample grades by lode for the Pinion estimation.

	Gold		Silver
Lode	Composites	ID2 Model	Composites	ID2 Model
Lode01	0.84	0.78	4.02	3.95
Lode02	0.64	0.53	4.29	3.76
Lode03	0.37	0.38	2.91	3.27
Lode04	0.29	0.26	2.47	2.55
Lode07	0.38	0.43	6.67	6.42
Lode08	0.26	0.23	0.87	0.73
Lode09	0.75	0.76
Tonka	0.40	0.36
Upper Micrite	0.29	0.30	4.10	4.65

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Figure 14.17: Cross Section 4479200 N (+/- 25 m) showing Pinion block grade (gold g/t) versus composited sample grade.

14.13.2        Statistical Validation

Figure 14.18 and Table 14.12 show the average gold and silver grade of the composited sample data versus the calculated block model grade data by lode. It can be concluded that the average/mean grade of the ID2 block model data is very close to, or generally slightly lower than, the composited sample data.

Figure 14.18: SWATH plot of average gold and silver grades for the composited sample grade versus the calculated grade for the block model by lode.

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14.13.3        Northing Comparison

The input sample composite average and the calculated block model grade were calculated on 200 m composite sections along northings (Figure 14.19). This is along the strike of the Pinion deposit.  The purpose was to compare the input sample file with the resulting block model data to make sure there was no gross over or under estimation occurring. The northing composites generally compare quite well. There is some local over and under estimation observed but this is to be expected with the estimation process and the selection of the composite level relative to the parent block centroids. Overall the block averages follow the general trend of the input sample data.

Figure 14.19: Northing SWATH plot of sample composite average grade versus estimated grade in the block model for gold and silver.

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14.13.4        Easting Comparison

The input sample composite average and the calculated block model grade were calculated on 200 m composite sections across eastings (Figure 14.20). This is across the strike of the Pinion deposit.  The purpose was to compare the input sample file with the resulting block model data to make sure there was no gross over or under estimation occurring. The east composites generally compare quite well. There is some local over and under estimation observed but this is to be expected with the estimation process and the selection of the composite level relative to the parent block centroids. Overall the block averages follow the general trend of the input sample data.

Figure 14.20: Easting SWATH plot of sample composite average grade versus estimated grade in the block model for gold and silver.

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14.14           Resource Classification

The Pinion mineral resource estimate discussed in this report has been classified in accordance with guidelines established by the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 14th, 2004.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

The 2014 Pinion Mineral Resource has been classified as comprising both Indicated and Inferred Resources according to the CIM definition standards. The classification of the Pinion Indicated and Inferred Resource was based on geological confidence, data quality and grade continuity (Table 14.13).  The most relevant factors used in the classification process were:

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•	Drill hole spacing density
•
Level of confidence in the geological interpretation, which is a result of the extensive re – logging of drill chips.  The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity.

•	Estimation parameters i.e. continuity of mineralization
•	Proximity to the recently completed 2014 drill holes.

For the classification of “Indicated”, the blocks that had been estimated in estimation runs 1 or 2 utilizing a search ellipsoid of a third of the suggested range identified in the variographic analysis were used as a guide.  As such, these blocks exhibited a high level of confidence. This, in conjunction with the proximity of the 2014 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. All blocks with an Indicated classification were assigned with a code of two (2).  The remaining resource situated within the optimized pit shell was classified as “Inferred”.  All blocks with an “Inferred” classification were assigned a code of three (3).

It should be noted that only the gold estimation was assigned the indicated classification.  The silver resource has been classified as entirely inferred. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

Table14.13: Pinion Classification Criteria.

Criteria	Indicated	Inferred
Nominal Search Distance (m)	60 x 60 x 9	220 x 180 x 30
Minimum number of composites used to guide the estimation	12	2 or 1
Minimum number of holes used to guide the estimation	6	2 or 1
*The reader is cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Indicated and Inferred Pinion mineral resource discussed in this report will be converted into a mineral reserve at any point in the future. However, while the project is at an early stage of resource evaluation, it is the opinion of the authors of this report that the collective work completed to date at the Pinion prospect has identified a mineral resources of sufficient size and grade (with respect to gold and silver) to be of future economic interest.  As a result, further work is recommended to expand and better define the Pinion mineral resource.

14.15           Evaluation of Reasonable Prospects for Economic Extraction

In order to demonstrate that the Pinion Gold Deposit has potential for future economic extraction, the unconstrained resource block model was subjected to various preliminary pit optimization scenarios.  The criteria used in the Whittle pit optimizer were considered reasonable for Nevada heap leach deposits and were run at gold prices (in US dollars) of $1,250/ounce, $1,400/ounce and $1,550/ounce along with prices for silver at $21.50/ounce, $24/ounce and $26.50/ounce. All mineral resources reported below are reported within the optimized pit shell using the $1,250/ounce for gold and $21.50/ounce for silver optimization.  The criteria used for the $1,250/ounce pit shell optimization is shown in Table 14.14. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 82% of the total volume and tonnage of the unconstrained block model (which utilized a lower gold cutoff of 0.1 g/t Au).

Overall, the authors of this Technical Report consider that these assumptions are considered reasonable for the purpose of determining reasonable prospects for future economic extraction of the Pinion Deposit for the purpose of providing an initial resource estimate. The resources presented herein are not a mineral reserve and they do not have demonstrated economic viability. There has been insufficient exploration to define the resources as a measured mineral resource, and it is uncertain if further exploration will result in upgrading them to a measured resource category and there is no guarantee that any part of the resources identified herein will be converted to a mineral reserve in future.

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Table14.14: Parameters Used for Whittle Pit Optimization Studies.

Parameter	Unit	Cost
Gold price	US$/ounce	$1,250
Silver price	US$/ounce	$21.50
Gold recovery	%	80%
Silver recovery	%	50%
Pit wall angles		50°
Mining Cost	US$/tonne	$1.25
Ore Density	kg/m3	2.58
Waste Density	kg/m3	2.42
Processing Rate		5 Mtpa
Processing Cost	US$/tonne	$3.75
G & A Cost	US$/tonne	$0.75
Discount Rate		5%

14.16          Mineral Resource Reporting

The Pinion Indicated and Inferred Mineral Resource Estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 27th, 2010. This is the first NI 43-101 compliant resource for the Pinion Project.

The resource has been estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface.  There is little to no overburden present at the Pinion property.  Grade was estimated into a block model with parent block size of 10 m (X) by 10 m (Y) by 3 m (Z) and sub-blocked down to 5 m (X) by 5 m (Y) by 1 m (Z).  A total of 171 density measurements were made on diamond drill core samples using the air/water displacement method, which allowed for the determination of a nominal density of 2.58 kg/m3 that was assigned to the mineralization.  Grade estimation of gold and silver was performed using the Inverse Distance squared (ID2) methodology.  The Indicated and Inferred Mineral Resources are constrained within a drilled area that extends approximately 2.3 km along strike to the north-northeast, 1.1 km across strike to the east-southeast and 400 m below surface.

The Mineral Resource estimates are reported at a range of gold cut-offs grades in Table14.15 and Table 14.16 for both Indicated and Inferred categories, for gold and silver respectively.  No portion of the current mineral resource has been assigned to the “Measured” category.  The Pinion Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized (the $1,250/ounce for gold and $21.50/ounce for silver) pit shell and includes an Indicated Mineral Resource of 20.84 million tonnes at 0.63 g/t Au for 423,000 ounces of gold and an Inferred Mineral Resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold.  The base case cut-off of 0.14 g/t Au is highlighted in each table.  Other cut-off grades are presented for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. Resource blocks flagged as “reduced” were removed from the overall resource. The block modeled resource is shown with the $1,250/ounce for gold and $21.50/ounce for silver pit shell in Figure 14.21 below.

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Figure 14.21: Pinion 3D Model of the ID2 Block Model within the $1,250/ounce of Gold Pit Shell.

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Table 14.15: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.

Classification	Au Cutoff (grams per tonne)	Tonnage – Au (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)****
Indicated	0.1	20.85	0.63	423,000
	0.14***	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000

Inferred	0.1	56.82	0.56	1,026,000
	0.14***	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

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Table 14.16: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.

Classification*	Au Cutoff (grams per tonne)	Tonnage – Ag (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)****
Inferred	0.1	77.66	3.79	9,474,000
	0.14***	76.77	3.82	9,430,000
	0.2	74.64	3.87	9,290,000
	0.3	65.35	4.05	8,509,000
	0.4	52.49	4.24	7,163,000
	0.5	40.24	4.39	5,684,000
	0.6	29.49	4.47	4,243,000
	0.7	21.20	4.51	3,076,000
	0.8	14.84	4.54	2,165,000
	0.9	9.74	4.52	1,415,000
	1.0	6.26	4.45	896,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

15.0           ADJACENT PROPERTIES

The Railroad and Pinion Projects are situated along the southeastern portion of the Carlin Gold Trend.  The Rain Mining District, which is largely controlled by Newmont Mining Corporation (Newmont), is located only 17 km (11 miles) north of the Pinion Gold Deposit (Figures 2.1 and 7.3a).  The Rain District has been an active exploration and mining area for several decades and is the location for Newmont’s current mining activities at the Emigrant Mine.  The Rain – Emigrant series of deposits has seen extensive exploration over the last three decades. To the south of the Railroad and Pinion Projects, several exploration areas have received sporadic exploration over the past three to four decades.  These areas include Pony Creek and the Dixie Creek Properties. Adjacent properties with bearing or influence on the Railroad and Pinion Projects are described below. The authors of this Technical Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information.

15.1           Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately 10 miles (16 kilometers) north of Gold Standard’s Pinion Gold Deposit.  Newmont operated the Rain open pit mine, the Rain Underground mine and the SMZ open pit mine from 1988 to 2000 and produced approximately 870,000 ounces of gold (Longo et al., 2002).  Longo et al. (2002) summarized a number of mineral resources for the three deposits as follows:  Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 oz Au/st (2.3 g/t) for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 oz Au/st (7.9 g/t) for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 oz Au/st (0.65 g/t) for a total of 30,000 ounces of gold. No mining has been conducted at these Rain deposits since the date of the Longo et al. (2002) report. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon. None the less, the information provides an indication of the potential size of the gold mineralized system and deposits held by Newmont immediately north of Gold Standard’s Railroad and Pinion Project.

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Along strike to the northwest of the Rain Project and likely on the same structure are the Saddle and Tess gold deposits. The mineralized zones are roughly 17 km (11 miles) north-northwest of the Pinion Gold Deposit. Longo et al. (2002) states that Newmont identified a primarily underground high sulphide resource of 1.37 million tons (1.23 million tonnes) at 0.572 oz Au/st (19.6 g/t) for a total of 782,000 ounces of gold at Tess and 3.99 million tons (3.59 million tonnes) at 0.37 oz Au/st (12.7 g/t) for a total of 1,475,000 ounces of gold at Saddle. The project was part of a joint venture between Premier Gold Mines and Newmont, but Premier recently relinquished all of its South Carlin land holdings to Newmont in favour of a 1.5% NSR and certain rights from Newmont for another project. No mining has been conducted at the two deposits. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon.

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Formation limestone contact and along the Rain Fault.  Important ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking faults. As at the Saddle and Tess deposits along the trend, shallow oxide zones give way to deeper sulfide and carbon rich zones of substantial size and grade.

West-northwest striking structures, possibly similar in nature to the Rain Fault, are present at the Railroad targets and the Pinion Gold Deposit within the Railroad - Pinion Project area. The west-northwest structure at Railroad appears to control the spatial distribution of the breccia and gold mineralization.  At Pinion, a number of west-northwest structures appear to separate and partially control gold mineralization of the North Zone and the Main Zone.

15.2           Emigrant

Emigrant is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately 10 miles (16 kilometers) north-northeast of Gold Standard’s Pinion Gold Deposit.  Newmont is currently mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized and barite rich collapse breccia developed within the Mississippian siliciclastic rocks and the underlying Devils Gate limestone. Important ore-controlling features at Emigrant include the north-south striking Emigrant Fault, solution collapse breccia and the Northeast Fault.

Open pit, oxide resource and reserve calculations for Newmont’s Carlin Trend operations are typically commingled into a single heading of “Carlin open pits, Nevada” category.  In 2003, reserves at Emigrant were published at 1,200,000 ounces (Newmont, 2003).  No details were provided by Newmont as to the quality of the reserves. The mine is expected to produce roughly 80,000 ounces of gold over a plus ten year mine life and has recently commenced production (Harding, 2012).

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15.3           Pony Creek Property

Pony Creek is located approximately six miles (10 kilometers) south of Gold Standard’s Pinion Gold Deposit.  Gold mineralization is hosted in north to northeast-trending shears in rhyolite intrusive and Mississippian to Permian age sediments proximal to the intrusive (Russell, 2006).   A total of 175 drill holes were completed on the project from 1981 through 2004, and in these holes, 88 contained gold intercepts of at least 5 ft (1.5 m) of 0.010 oz/t Au (0.34 g/t). Russell (2006) reports the presence of an NI 43-101 compliant resource, however, little or no information is provided on how the resource was calculated. Russell (2006) reports the presence of 48 out of a total of 151 holes in the resource area that yield a minimum of 20 feet (6.1 m) at a lower cutoff of 0.015 oz/t (0.51 g/t) Au. The resource estimate appears to be based on the average grade and thickness of these 48 drill hole intercepts and a very simple polygonal area calculation rather than a proper modern resource estimate complete with geological and wireframe interpretation followed by block modeling and statistical estimation. The authors have not visited the property nor reviewed the data in any detail. Based upon the information provided by Russell (2006), the resource presented should not be relied upon.

15.4           Dixie Creek Property

Dixie Creek is an early stage exploration target located approximately two miles (three kilometers) south of Gold Standard’s Pinion Gold Deposit.  At surface, the Diamond Peak Formation is silicified, argillized, contains barite and is locally cut by altered felsic dikes (Redfern, 2002).  At least 40 drill holes were completed on the property (Redfern, 2002).  These historic holes are reported to have ended in mudstone and sandstone of the Chainman Formation (Redfern, 2002).  A carbonaceous siltstone horizon within the Chainman Formation contained gold mineralization with “values of to nearly 1 g/t Au over a drill length of 100 ft (30.5 m)” (Redfern, 2002).  No NI 43-101 compliant resource has been disclosed at Dixie Creek.

16.0           OTHER RELEVANT DATA AND INFORMATION

There are no additional data for the Railroad Pinion Project beyond that discussed in the preceding sections.

17.0           INTERPRETATION AND CONCLUSIONS

Gold Standard’s Railroad-Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have been delineated with production exceeding 80 million ounces of gold (Muntean, 2014).  The Project is centered on the fourth and southernmost dome-shaped window along the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for hosting Carlin-style gold deposits.

The Railroad-Pinion Project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Paleozoic units that host mineralization elsewhere in the district and comprises two significant gold target areas. Historic work and exploration conducted by GSV since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project.  In early 2014, GSV increased its ownership of the Pinion Project, which adjoins the southern boundary of the Railroad Project and is host to the Pinion Gold Deposit as well as the Dark Star and other prospects.  The combined Railroad-Pinion Project was the subject of a recent Technical Report (Koehler et al., 2014) in which detailed Recommendations were outlined for both the Railroad and Pinion Project areas. Recent work completed at the Railroad-Pinion Project by GSV has been focused on the Pinion Gold Deposit, which is the subject of this Technical Report.

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In January 2014, Gold Standard announced that it had entered into an agreement with Scorpio Gold Corporation to acquire the remaining portion of the highly prospective Pinion Project area which is contiguous with the south end of the Company’s Railroad Gold Project (Gold Standard Ventures News Releases January 28 and March 5, 2014). The acquisition of the remaining portions of the Pinion property, where GSV previously held a minority interest along with other lands, completes the Company’s efforts to consolidate the mineral rights for the greater Railroad District under a single operator.

A significant amount of exploration work has been conducted at the Pinion Gold Deposit since its discovery in 1980 by Newmont.  Prior to 2014, the historic drilling database for the Pinion deposit area comprised some 379 holes that were drilled between 1981 and 2007.  Upon completing the acquisition of the property in early 2014, GSV immediately commenced a program of data compilation and validation for the Pinion property that included the re-logging, and in some cases the sampling, of archived drill core and RC cuttings for historical Pinion area drill holes and conducted a 13 hole (7,214 ft/2,199 m) drill program.  The 2014 Pinion work program comprised the following;

-	the compilation and validation of geological, analytical and non-analytical (i.e. collar and survey) data for the 379 historical drillholes in the Pinion drilling database,

-	the re-logging of 215 historical drillholes from archived RC chips and core,

-	the collection of 394 samples of previously unsampled core from 11 historic drill holes,

-	the completion of 9 new RC holes (5,630 ft/1,716 m) and 4 new core holes (1,584 ft/483 m) from which 1,515 new samples were collected,

-
the collection of 171 new specific gravity (SG) measurements from various lithologic units using the water displacement technique, including a comparison of wax coated and non-wax coated sample measurements, and

-	the construction of a new geological model for the Pinion Gold Deposit based upon all available historical and recent (2014) information.

-	A maiden resource estimate for the Pinion Gold Deposit.

The geological understanding of the Pinion mineralization from historic work indicated that the Pinion Deposit was similar in character to Newmont’s currently producing Emigrant Mine located about 11 miles (17 kilometers) to the north. The Pinion Gold Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts Gold Standard’s North Bullion discovery at the Railroad Project. Similar to the Emigrant Deposit, the Pinion Deposit gold mineralization occurs in an oxidized solution collapse-style breccia developed along the contact between Mississippian siliciclastic rocks and the underlying Devonian Devil’s Gate Formation limestone. Based upon a detailed review of the Pinion drill hole database, the Pinion Deposit has grade similar in size and tenor to that of Newmont’s Emigrant Deposit, along with significant amounts of silver. The Pinion Deposit appears to be significantly, if not entirely, oxidized in character and the northern portion of the deposit is exposed at surface.

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Exploration and, in particular, drilling by GSV during 2014 met the three key objectives of their exploration program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of a new, comprehensive geological model. Gold Standard personnel were able to refine the stratigraphy of the deposit area, which in turn led to a more detailed interpretation of the stratigraphy and structure of the deposit.  With respect to the Pinion stratigraphy, the dominant mineralized horizon is the multi-lithic breccia sandwiched between the Tripon Pass silty micrite and the top of the Devil’s Gate Formation. Thickened zones of mineralization occur in the vicinity of certain important structures/faults interpreted to be feeder zones. The main “Pinion Horst” was defined and it appears to control mineralization and may be coincident with a shallow plunging open anticline structure that strikes roughly southeast-northwest.  In addition, a low angle thrust fault and several higher angle normal faults were recognized. Gold mineralization and alteration thicken toward several of the high angle cross cutting faults, with the Main Zone fault the best example, indicating that they were active during mineralization and may have acted as feeders for the hydrothermal fluids. Some of the cross-cutting faults appear to display some late, post mineralization movement as they have broken up and offset the Pinion mineralized zone.  The low angle thrust fault, particularly well defined in the southeastern portion of the property, has the potential to repeat the mineralized portion of the stratigraphy both at depth and along strike.  Additionally, intrusive rocks occur within the Pinion Deposit area comprising thin porphyritic dykes, which usually occupy important older structures and may or may not have played a role in the mineralizing event.

The Pinion drill hole database validation and geological modeling work completed by GSV and APEX personnel in 2014, resulted in a dataset that was, in the opinion of the authors of this report, sufficiently validated for the purposes of completing an initial resource estimate for the Pinion Gold Deposit. The statistical analysis, geological modelling and resource estimation discussed in this Technical Report was performed by Mr. Steven Nicholls, BA Sc, M AIG, under the direct supervision of Mr. Michael Dufresne, M.Sc., P. Geol., P.Geo. both of whom are with APEX Geoscience Ltd. and are Qualified Persons as defined by National Instrument 43-101. Mr. Dufresne visited the property in May, 2013 and again in April and October, 2014 in order to verify and validate the historic drill hole dataset and to verify the recently completed 2014 drilling campaign completed by GSV.

Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications utilizing MICROMINE (v14.0.6) mine planning software. The resource modeling utilized a database comprising 392 drillholes that were completed between 1981 to 2014 and included 379 historic holes and 13 2014 holes in the immediate area of the Pinion Gold  Deposit. The data set comprises 28,130 (gold) sample analyses of variable length that were composited to 3.0 m resulting in a total of 4,573 composites for gold and 2,316 composites for silver.

The resource was estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface.  There is little to no overburden present at the Pinion property.  Grade was estimated into a block model with a parent block size of 10 m (X) by 10 m (Y) by 3 m (Z) and sub-blocked down to 5 m (X) by 5 m (Y) by 1 m (Z).  A total of 171 density measurements were made on diamond drill core samples using water displacement method, which allowed for the determination of a nominal density of 2.58 kg/m3 that was assigned to the mineralization.  Grade estimation of gold and silver was performed using the Inverse Distance squared (ID2) methodology.  The indicated and inferred resources are constrained within a drilled area that extends approximately 2.3 km along strike to the north-northeast, 1.1 km across strike to the east-southeast and 400 m below surface.

The Mineral Resource Estimates are reported at a range of gold cut-offs grades in Table 17.1 and Table 17.2 for both Indicated and Inferred categories, for gold and silver respectively.  No portion of the current mineral resource has been assigned to the “Measured” category. The Pinion Indicated and Inferred mineral resource uses a lower cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell that includes an Indicated Mineral Resource of 20.84 million tonnes at 0.63 g/t Au for 423,000 ounces of gold and an Inferred Mineral Resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold (Table 17.1).  The Inferred Mineral Resource for silver was constrained within the gold block model and consists of 76.77 million tonnes at 3.82 g/t Ag for 9.43 million ounces of silver and utilized the lower cutoff grade for gold (Table 17.2).  The base case cut-off of 0.14 g/t Au is highlighted in each table.  Other cut-off grades are presented for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. All mineral resources reported below are reported within an optimized pit shell using $US1,250/ounce for gold and $US21.50/ounce for silver. The volume and tonnage for the reported resources within the $US1250/ounce for gold pit shell represents approximately 82% of the total tonnage of the unconstrained block model (which utilized a 0.1 g/t Au lower cutoff).

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The Pinion mineral resource estimate, the first NI 43-101 compliant resource for the Pinion property, is reported in accordance with the Canadian Securities Administrators NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated November 27th, 2010.

Table 17.1: The Pinion Initial NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs.

Classification*	Au Cutoff (grams per tonne)	Tonnage (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)****
Indicated	0.1	20.85	0.63	423,000
	0.14***	20.84	0.63	423,000
	0.2	20.73	0.63	422,000
	0.3	19.70	0.65	414,000
	0.4	17.42	0.69	388,000
	0.5	14.07	0.75	339,000
	0.6	10.12	0.83	269,000
	0.7	6.72	0.92	198,000
	0.8	4.29	1.01	140,000
	0.9	2.65	1.12	95,000
	1.0	1.59	1.23	63,000

Inferred	0.1	56.82	0.56	1,026,000
	0.14***	55.93	0.57	1,022,000
	0.2	53.91	0.58	1,011,000
	0.3	45.66	0.64	943,000
	0.4	35.08	0.73	824,000
	0.5	26.17	0.83	695,000
	0.6	19.38	0.92	576,000
	0.7	14.48	1.02	474,000
	0.8	10.55	1.12	379,000
	0.9	7.09	1.25	285,000
	1.0	4.66	1.41	211,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

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Table 17.2: The Pinion Initial NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs.

Classification*	Au Cutoff (grams per tonne)	Tonnage (million metric tonnes)	Ag Grade (grams per tonne)	Contained Ag** (troy ounces)****
Inferred	0.1	77.66	3.79	9,474,000
	0.14***	76.77	3.82	9,430,000
	0.2	74.64	3.87	9,290,000
	0.3	65.35	4.05	8,509,000
	0.4	52.49	4.24	7,163,000
	0.5	40.24	4.39	5,684,000
	0.6	29.49	4.47	4,243,000
	0.7	21.20	4.51	3,076,000
	0.8	14.84	4.54	2,165,000
	0.9	9.74	4.52	1,415,000
	1.0	6.26	4.45	896,000

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category
** There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
***The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold and $US21.50/ounce of silver optimized pit shell.
****Contained ounces may not add due to rounding.

18.0           RECOMMENDATIONS

Gold Standard’s Railroad-Pinion Project is located at the southeast end of the Carlin (Gold) Trend in northern Nevada, which comprises a northwest alignment of sedimentary rock-hosted gold deposits with total gold production through 2012 exceeding 80 million ounces (Muntean, 2014).  The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Mississippian units that host mineralization elsewhere in the district and comprises two significant gold target areas. Historic work and exploration conducted by GSV since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project and in early 2014 GSV increased its ownership of the Pinion Project, which adjoins the southern boundary of the Railroad Project and is host to the Pinion Gold Deposit.  The combined Railroad-Pinion Project was the subject of a recent Technical Report (Koehler et al., 2014) in which detailed Recommendations were outlined for both the Railroad and Pinion areas. Recent work completed at the Railroad-Pinion Project by GSV has been focused on the Pinion Gold Deposit and thus the recommendations made in Koehler et al. (2014) pertaining to the Railroad target areas remain valid.  This report describes an initial NI 43-101 compliant Mineral Resource Estimate for the Pinion Gold Deposit and the following section discusses recommendations for future work specific to the Pinion Project area.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Based upon the results to date, APEX Geoscience Ltd. recommends an aggressive exploration program for the Pinion Project area involving surface exploration, additional exploration and resource expansion drilling and continued metallurgical test work.  With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database for the Pinion Project area and cover potential strike extensions of the mineralization to the northwest and southeast.  Additional geophysical surveying (including one or more of Gravity, IP, CSAMT and airborne surveys) for the deposit and project area is strongly recommended to provide data to assist the targeting of both infill, step-out and exploration drilling. Continued surface geological mapping and rock sampling is recommended to add to help refine the new geological model for the deposit area that has been developed largely from sub-surface drillhole information.

With respect to drilling, APEX recommends a significant drill program intended to a) infill the current Pinion resource area and b) test for addition zones of mineralization and extensions to existing zones, along with c) exploration drilling.  Specifically, a Phase 1 follow-up 50 hole drill program is recommended that would comprise primarily RC drilling but would also include some core drilling in order to confirm and expand the evolving geological model for the Pinion Gold Deposit area.  Specifically, targeted infill drilling is recommended at several locations throughout the southeastern portions of the current Pinion resource area where drill density is limited and where several historical drill holes either terminate in mineralization or appear not to have been drilled deep enough to have intersected the main multi-lithic breccias zone. Step-out drilling is recommended along strike both to the north and south of the current resource area and drilling is also recommended for several previously untested geochemical and geophysical (gravity) anomalies in proximity to the current Pinion resource. A Phase 2 exploration focused drilling program is also recommended in order to step out from pinion and identify further near surface oxide resources at targets such as Dark Star, JR Buttes and other prospects. Although not discussed in detail in this report, drilling is recommended at the Dark Star gold prospect that is also located within the Pinion Project area approximately 2 miles (3km) east of the Pinion Gold Deposit.  The reader is referred to the recent Railroad-Pinion Project Technical Report by Koehler et al. (2014) for additional information regarding the Dark Star prospect, however, historical drill results are sufficiently encouraging to warrant new drilling as there is significant potential to outline additional near surface oxide resources in this area.

The budget presented below in Table 18.1 is intended to summarize estimated costs for completing the recommended work program described above for the Pinion Project area. The authors recommend a total of 36,576 m (120,000 feet) of a combination of RC and core drilling in phased drilling at the Pinion Gold Deposit and at a variety of targets across Gold Standard’s Pinion Project area for a total cost of $US7,200,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further metallurgical test work along with geological modeling leading to an updated resource estimate and preliminary engineering and environmental studies. The estimated cost to conduct these studies is $US1,300,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of $US9,350,000 (Table 18.1).

 It is the opinion of the authors of this Technical Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Table 18.1:  Pinion Deposit area recommended exploration plan and estimated budget.

Activity		Details				Estimated Cost
Fieldwork
Geological Mapping						$50,000
Geophysical Surveys (Gravity/CSAMT/IP/Airborne)						$300,000
Geochemical Sampling						$250,000
Metallurgical Test Work						$100,000
Resource Updating & Scoping Studies						$300,000
Bonding/Environmental						$300,000
	Subtotal					$1,300,000

Drilling		holes	feet/ hole	total footage	cost/ft
Phase 1 Pinion & Exploration Drilling	(RC)	40	1,200	48,000	$50	$2,400,000
	(Core)	10	1,200	12,000	$100	$1,200,000
	Subtotal					$3,600,000

Phase 2 Pinion & Exploration Drilling	(RC)	40	1,200	48,000	$50	$2,400,000
	(Core)	10	1,200	12,000	$100	$1,200,000
	Subtotal					$3,600,000

Contingency (10%)						$850,000

	Total					$9,350,000.0

APEX Geoscience Ltd.

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.	Andrew J. Turner, B.Sc., P.Geol.

Steven J. Nicholls, BA Sc (Geology), M AIG.

Effective Date: October 24, 2014

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

19.0           REFERENCES

American Selco Incorporated, 1970. Review of Field Investigations, 1968, and Proposed Exploration Program for 1969 in the Railroad Mining District Elko County, Nevada, prepared for the Directors of Aladdin Sweepstake Consolidated Mining Company

Arthur, B., 2013. Roaster Tests on Rail Road Ore 2013-OP-003, Newmont Mining Corporation memo.

Bartels, Ed, 1999, Railroad Project, Pod Area Sectional Resource Calculation, Kinross Gold U.S.A, Inc., internal company memorandum.

Bettles, K., 2002. Exploration and Geology, 1962-2002, at the Goldstrike Property, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 54-75.

Bharti Engineering, 1996. Preliminary Assessment of the South Bullion Deposit, confidential internal report, 5p.

CIM, 2003. Canadian Institute of Mining: Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
CIM, 2010. Canadian Institute of Mining: Definition Standards-For Mineral Resources and Mineral Reserves.

Clode, C.H., Grusing, S.R., Johnston, I.M., and Heitt, D.G., 2002. Geology of the Deep Star Gold Deposit, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 76-90.

Cook, Harry E. and Corboy, James J., 2004. Great Basin Paleozoic Carbonate Platform: Facies, Facies Transitions, Depositional Models, Platform Architecture, Sequence Stratigraphy, and Predictive Mineral Host Models, U. S. Geological Survey Open File Report 2004-1078.

DeMatties, T.A., 2003. NI 43-101 Technical Report: An Evaluation of the Pinion Gold Property, Elko County, Nevada, USA. Dated January 20, 2003. Prepared for Royal Standard Minerals Inc.

Emmons, W.H. 1910. A Reconnaissance of Some Mining Camps in Elko, Lander and Eureka Counties, Nevada, U.S. Geological Survey Bulletin 408.

Extractive Technologies 1990. Data Summary Sheets for Bottle Roll Test on Samples from Historical (Teck) Pinion Drillholes, 7p.

Galey, John T., 1983. Appraisal, Railroad Project, Elko County, Nevada, AMAX Exploration, Inc., internal company report

Gillerman, Virginia Sue, 1981. Tungsten and Copper Skarns of the Railroad Mining District, Nevada, University of California Berkeley PhD Dissertation.

Gold Standard Ventures Corp., 2014a. Gold Standard Ventures Closes Acquisition of Balance of the Pinion Gold Project, unpublished company news release dated March 5th, 2014.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Gold Standard Ventures Corp., 2014b. Gold Standard Ventures Enters into Agreement to Acquire the Balance of the Pinion Gold Deposit South of its Railroad Project in Nevada’s Carlin Trend with Concurrent Private Placement Financing, unpublished company news release dated January 28th, 2014.

Harding, A., 2012. Mining to Start Soon at Emigrant, in Mining Quarterly Spring 2012, Elko Daily Free Press, p. 30-34.

Henry, Christopher, unpublished report, Igneous Geology and Relation to Mineralization: Railroad-Bullion Area, Nevada Bureau of Mines and Geology, Reno, Nevada.

Hunsaker III, E.L., 2010. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) and dated May 9, 2010, 67p.

Hunsaker III, E.L., 2012a. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated February 15, 2012, 78p.

Hunsaker III, E.L., 2012b. Amended and Restated Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated April 18, 2012, 82p.

Jackson, M.R., 2013. North Bullion Tectono-Stratigraphic Column, unpublished geologic compilation.

Jackson, M.R. and Koehler, S.R., 2014. Carlin-style Gold and Polymetallic  Targets within a Large Eocene, Magmato-thermal System on the Carlin Trend, Nevada, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Jackson, M.R., Lane, M., and Leach, B., 2002. Geology of the West Leeville Deposit, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 106-114.

Kappes, Cassiday & Associates, 2004. Pinion and Railroad Project, Report of Metallurgical Test Work, March 2004. Unpublished Confidential Report Prepared on Behalf of Royal Standard Minerals, 130 p.

Ketner, K.B. and Smith Jr., J.F., 1963. Geology of the Railroad mining district, Elko County, Nevada, U.S. Geological Survey Bulletin 106.

Koehler, S.R., Dufresne, M.B. and Turner, A.J., 2014. Technical Report on The Railroad and Pinion Projects, Elko County, Nevada USA, prepared for Gold Standard Ventures Corporation, 130p.

Kuhl, T. F., 1985. Geological Ore Reserves, Railroad Project, Elko County, Nevada, NICOR Mineral Ventures, internal company memorandum.

LaPointe, Daphne, D., Tingley, Joseph V., and Jones, Richard B., 1991. Mineral Resources of Elko County, Nevada, Nevada Bureau of Mines and Geology Bulletin 106

Longo, Anthony A., Thompson, Tommy B., and Harlan J. Bruce, 2002.  Geologic Overview of the Rain Subdistrict, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 111.

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Macy, F.A., 1992. McClelland Laboratories Inc. Results of 59 Cyanide Solubility Tests Performed on Pinion Pulp Samples, 14p.

Mathewson, David, C., 2001. Tectono-Stratigraphic Setting for the Rain District Gold Deposits, Carlin Trend, Nevada, in: Shaddrick, D.R., Zbinden, E.A., Mathewson, D.C. and Prenn, C. (eds.) Regional Tectonics and Structural Control of Ore: The Major Gold Trends of Northern Nevada, Geological Society of Nevada Special Publication 33.

Mathewson, David, C., 2002. Carlin Gold Trend, Nevada Longitudinal Section – The “Four Windows”, unpublished cross section.

McComb, M., 2013. Mineralogical Characterization of Three Samples from the Railroad Property, Nevada, Newmont Mining Corporation – Metallurgical Services memo NM216202.

McCusker, R. and Drobeck, P., 2012. Piñon Project Summary. Prepared for Royal Standard Minerals Inc.

McPartland, J.S., 1995. Cyanidation Testwork – South Bullion Samples.  McLelland Laboratories Inc., Sparks, Nevada.

Muntean, J.L. 2014. Overview - The Nevada Mineral Industry 2012 in Nevada Bureau of Mines and
Geology Special Publication MI-2012, Mackay School of Earth Sciences and Engineering, College
of Science, University of Nevada, Reno, Nevada, USA, p 3-12.

Newmont Mining Corporation, 2003. Newmont Updates 5-Year Business Plan – 2003 Gold Reserves in Ghana Expected to Reach 10 Million Ounces, Corporate Press Release, September 24, 2003, 12p.

Newton, M.N. and Cline, Dr. J.S., 2014. Characterization of Gold and Related Mineralization at the North Bullion Deposit, Railroad Project, A Nevada Carlin-Type Gold Prospect, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Norby, John W., Edie, Robert J., Harp, Michael T., Jackson, Mac R., Koehler, Steven R., Mathewson, David C., Whitmer, Neil E., Moore, Steve and Wright, James L. In Press. Pinion Gold Deposit, railroad District, Elko County Nevada, Abstract and Presentation submitted to the Geological Society of North America 2015 Annual Symposium, 2 p.

Norby, John W. and Orobona, Michael J.T., 2002. Geology and Mineral Systems of the Mike Deposit, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 11,  p. 143-167.

Nordquist, William A., 1992. Railroad Project, Elko County Nevada 1991 Annual Report, Westmont Gold Inc., internal company report

Rayias, A.C., 1999. Stratigraphy, Structural Geology, Alteration, and Geochemistry of the Northeastern Railroad District, Elko County, Nevada, University of Nevada-Reno M.S. Thesis.

Redfern, R. R., 2002. Geological Report on the Dixie Creek Property, Report for Frontier Pacific Mining Corporation, 34 p.

Ressel, M.W., 2000. Summary of research on igneous rocks and gold deposits on the Carlin Trend, Nevada:  Ralph J. Roberts Center for Research in Economic Geology Annual Research meeting-1999, Program and Reports, 38 p.

Date: October 24, 2014	123

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

Russell, R. H., 2006, Evaluation of the Gold Resource on the Pony Creek Property, Report for Vista Gold Corp. and Allied Nevada Gold Corp., 130 p.

Shaddrick, D.R., 2012. Technical Report on the Railroad Project, Elko County, Nevada, USA report prepared for Gold Standard Ventures Corp (NI43-101 compliant).

Sheerin, C.H., 1988. McClelland Laboratories Inc., Report on Preliminary Cyanidation Test on Teck Resources Cuttings Composite (TCT-7), 6p.

Smith, J.F., and Ketner, K.B., 1975. Stratigraphy of Paleozoic Rocks, Carlin-Piñon Range area, Nevada, U.S. Geological Survey Professional Paper 867-A.

Smith, J.F., and Ketner, K.B., 1978. Geologic map of the Carlin-Pinon Range area, Elke and Eureka counties, Nevada. United States Geological Survey (USGS) IMAP: 1028

Stewart, J.H., 1980. Geology of Nevada: Nevada Bureau of Mines and Geology Special Publication 4, 136 p.

Teal, Lewis and Jackson, Mac, 1997. Geologic Overview of the Carlin Trend Gold Deposits and Description of Recent Deep Discoveries, in Carlin-Type Gold Deposits Field Conference edited by Peter Vikre, Tommy B. Thompson, Keith Bettles, Odin Christensen, and Ron Parratt, Society of Economic Geologists Guidebook Series, Volume 28, p 3-37.

Teal, L. and Jackson, M., 2002. Geologic Overview of the Carlin Trend Gold Deposits, 11p.

Wells, R.A., 1995. Pinion/South Bullion Deposit Resource Estimates.  Cyprus Metals Exploration Corporation internal memorandum.

Western Regional Climate Center  Historic Climate Information, Carlin Newmont Mine, Nevada, 2011.  Administered by N.O.A.A.  http://www.wrcc.dri.edu/Climsumetershtml.

Wood, J., 1995. South Bullion/Dark Star Resource Estimates.  Cyprus Metals Exploration Corporation internal memorandum.

Woods, J.L., 1987. Bateman Metallurgical Laboratories, Report on Agitation Cyanide Leach Tests on Teck Resources TCT-2 and TCT-8 Samples, 12p.

Wright, J.L., 2009. Railroad Property Gravity Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2010. Railroad Property Gravity Survey - II, GIS Compilation:  Gold Standard Ventures internal company report.

Wright, J.L., 2012a. Railroad Property CSAMT Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012b. Railroad Property CSAMT Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012c. Railroad Property Gravity Survey - III, GIS Compilation:  Gold Standard Ventures internal company report.

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Wright, J.L., 2013a. Railroad Property CSAMT Survey - III, GIS Compilation:  Gold Standard Ventures internal company report.

Wright, J.L., 2013b. Railroad Property Gravity Survey - IV, GIS Compilation:  Gold Standard Ventures internal company report.

Wright, James L., 2014. Railroad Property Gravity Survey – Phase V (Pinion Deposit Area), GIS Compilation: Gold Standard Ventures internal company report, 12 p.

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CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Dufresne, M.Sc., P.Geol., P.Geo., do hereby certify that:

1.	I am President of:	APEX Geoscience Ltd. (APEX) Suite 200, 9797 – 45th Avenue Edmonton, Alberta T6E 5V8 Phone: 780-439-5380

2.	I graduated with a B.Sc. in Geology from the University of North Carolina at Wilmington in 1983 and with a M.Sc. in Economic Geology from the University of Alberta in 1987.

3.
I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1989. I have been registered as a Professional Geologist with the association of Professional Engineers and Geoscientists of BC since 2011.

4.
I have worked as a geologist for more than 25 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a “Qualified Person.

6.
I am responsible for or directly supervised all sections of the Technical Report titled “Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA”, and dated October 24, 2014 (the “Technical Report”).  I have personally conducted a site visit to the Pinion Project between May 1 and May 4, 2013, April 21 and April 23, and October 4 and October 5, 2014.

7.
APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures Corp.) following its acquisition of the Project in early 2014.  Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated:  October 24, 2014
Edmonton, Alberta, Canada

Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

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CERTIFICATE OF QUALIFIED PERSON

I, Andrew J. Turner, B.Sc., P.Geol., do hereby certify that:

1.	I am a Principal of:	APEX Geoscience Ltd. (APEX) Suite 200, 9797 – 45th Avenue Edmonton, Alberta T6E 5V8 Phone: 780-439-5380

2.	I graduated with a B.Sc. in Geology from the University of Alberta in 1989.

3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1994.

4.
I have worked as a geologist for more than 25 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a “Qualified Person.

6.
I am responsible for or directly supervised all sections of the Technical Report titled “Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA”, and dated October 24, 2014 (the “Technical Report”).  I have personally conducted a visit to the Pinion Project between May 1 and May 4, 2013.

7.
APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures Corp.) following its acquisition of the Project in early 2014.  Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated: Ocotber 24, 2014
Edmonton, Alberta, Canada
Andrew J. Turner, B.Sc., P.Geol.

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Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

CERTIFICATE OF QUALIFIED PERSON

I, Steven J. Nicholls, BA Sc (Geology), M AIG., do hereby certify that:

1.	I am an employee of:	APEX Geoscience Australia Pty Ltd. (APEX) 33 Ebsworth Street Mount Lawley, Western Australia 6050 Phone: 08 9221-6200

2.	I graduated with a Bachelor of Applied Science in Geology from the University of Ballarat in 1997.

3.	I am and have been registered as a Member with the Australian Institute of Geoscientists, Australia (AIG) since 2007.

4.
I have worked as a geologist for more than 17 years since my graduation from university and have extensive experience with exploration/resource estimation for, and the evaluation of, gold deposits of various types, including sediment-hosted mineralization.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a “Qualified Person”.

6.
I am responsible for section 14 along with contributions to sections 1, 10, 11, 12, 18 and 19 of the Technical Report titled “Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA”, and dated October 24, 2014 (the “Technical Report”).  I have not performed a site visit to the Pinion Project.

7.
APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures Corp.) following its acquisition of the Project in early 2014.  Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated:  October 24, 2014
Perth, Western Australia, Australia
Steven J. Nicholls, BA Sc (Geology), M AIG.

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  APPENDIX 1
List of Units, Abbreviations and Measurements

$	- Dollar amount
%	- Percent
’	- Minutes (in the context of latitude and longitude coordinates)
”	- Seconds (in the context of latitude and longitude coordinates)
°	- Degrees
°C	- Degrees Celsius
°F	- Degrees Fahrenheit
%RS	- Percentage of the Standard Deviation to the Mean
AA/AAS	- Atomic Absorption (Spectrometry)
ac	- Acre (0.0040469 km2)
Ag	- Silver
ALS	- ALS Global (analytical laboratories)
APEX	- APEX Geoscience Ltd.
As	- Arsenic
Au	- Gold
BFC	- Bullion Fault Corridor
BLM	- Bureau of Land Management, U.S. Department of the Interior
CDN	- Canadian Dollar
CHIINV	- Chi Inverse statistical Anlaysis
cm	- Centimeter (0.3937 in)
Corp.	-Corporation
CSAMT	- Controlled Source Audio MagnetoTellurics
Crown	- Crown Resources Corporation
Cu	- Copper
Cyprus	- Cyrpus Amax Minerals Company
EM	- Electromagnetic
et al.	- and others
FA	- Fire Assay
FA-AA	- Fire Assay with Atomic Absorption (Spectrometry) finish
Fm	- Formation
ft	- Feet (0.3048 m)
g	- Gram
g/t	- Grams per tonne (equivalent to ppm, 1 g/t Au = 0.29167 oz/ton Au)
GIS	- Geographic Information System
GPS	- Global Positioning System
GSR	-Gross Smelter Royaly
GSV	- Gold Standard Ventures Corp.
Hz	- Hertz (cycles per second)
ICP	- Inductively Coupled Plasma geochemical analysis
(ICP-AES, Atomic Emissions Spectrometry and ICP-MS, Mass Spectrometry)
ID2	- Inverse Distance Squared
in	- Inch (2.54 cm)
Inc.	- Incorporated
IP	- Induced Polarization
ISO	- International Standards Organization
kg	- Kilogram (2.2046 lbs)
km	- Kilometers (0.6214 mi)
km²	- Square Kilometers (247.105 acres)
lb(s)	- Pound(s)
m	- Meter (3.2808 ft)
M	- Million
mi	- Mile (1.6093 km)

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MIK	- Multiple Indicator Kriging
Mirandor	- Mirandor Exploration (U.S.A.) Inc.
ml	- Milliliters
mm	- Millimeters
Mt	- Million tonnes
N	- North
NAD	- North American Datum (NAD27 – 1927 datum, NAD83 – 1983 datum)
Newmont	- Newmont Mining Corporation
NI	- National Instrument
NOI	- Notice of Intent
NPV	- Net Profit Interest
NV	- Nevada
NSR	- Net Smelter Royalty
oz	- ounce (always referring to troy ounce when referring to gold grade)
oz/st	- ounces (eg. Gold) per short ton (equivalent to ounce per ton – opt or 1 oz/st = 34.286 g/t or ppm)
Pb	- Lead
PLSS	- Public Land Survey System
PoO	- Plan of Operations
ppb	- Parts per billion
ppm	- Parts per million (equivalent to grams per tonne, 1 g/t Au = 0.29167 oz/ton Au)
QAQC	- Quality Assurance and Quality Control
QC	- Quality Control
R	- Range (as in T30N, R53E)
RC	- Reverse Circulation Drilling
RMT	- Roberts Mountain Thrust
RSM	- Royal Standard Minerals Inc.
SAD	- Surface Area Disturbance
Scorpio	- Scorpio Mineral Corporation
SD	- Standard Deviation
SG	- Specific Gravity or Density
SGS	- SGS Mineral Services
st	- short ton (2,000 lbs)
SW	- Southwest
t	- metric tonne (1000 kg = 2,204.6 lbs)
T	- Township (as in T30N, R53E)
ton	- imperial ton or short ton (2,000 lbs)
USA	- United States of America
USD	- US Dollar
UTM	- Universal Transverse Mercator
wt%	- Weight percentage
Zn	- Zinc

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APPENDIX 2
Detailed Property Description

North Bullion
Railroad
Pinion Gold Deposit
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E
GSV Railroad and Pinion Projects
Mineral Interests
Railroad & Pinion Project Boundaries
100% Mineral Interests: Net Acres/Gross Acres per parcel
100% Mineral Interests: Patented Lodes
99.2% Mineral Interests: Net Acres/Gross Acres per parcel
49.2% or 50% Mineral Interests: Net Acres/Gross Acres per parcel
Scale 1:84,000 1" = 7,000'
0 FEET 7000'
N
GSV Gold Standard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
October 23, 2014

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Exhibit 1
Pinion Project
Gold Standard Ventures Corp.
Part 1 Pinion Property – Unpatented Lode Claims Owned by Gold Standard Ventures (US) Inc.; 169 Total
Claim Name/Number	Ser No	County Book; Page	Document	Amended County Number	Count
CISS #37	407885	560/340	228488		1
CISS #38	407886	560/341	228489		2
CISS #39	407887	560/342	228490		3
CISS #40	407888	560/343	228491		4
CISS #41	407889	560/344	228492		5
CISS #42	407890	560/345	228493		6
CISS #43	407891	560/346	228494		7
CISS #44	407892	560/347	228495		8
CISS #45	407893	560/348	228496		9
CISS #46	407894	560/349	228497		10
CISS #47	407895	560/350	228498		11
CISS #48	407896	560/351	228499		12
CISS #49	407897	560/352	228500		13
CISS #50	407898	560/353	228501		14
CISS #51	407899	560/354	228502		15
CISS #52	407900	560/355	228503		16
CISS #53	407901	560/356	228504		17
CISS #54	407902	560/357	228505		18
CISS #55	407903	560/358	228506		19
CISS #56	407904	560/359	228507		20
CISS #57	407905	560/360	228508		21
CISS #58	407906	560/361	228509		22
CISS #59	407907	560/362	228510		23
CISS #60	407908	560/363	228511		24
CISS #61	407909	560/364	228512		25
CISS #62	407910	560/365	228513		26
CISS #63	407911	560/366	228514		27
CISS #64	407912	560/367	228515		28
CISS #65	407913	560/368	228516		29
CISS #66	407914	560/369	228517		30
CISS #67	407915	560/370	228518		31
CISS #68	407916	560/371	228519		32
CISS #69	407917	560/372	228520		33
CISS #70	407918	560/373	228521		34
CISS #71	407919	560/374	228522		35
CISS #72	407920	560/375	228523		36
CISS #73	407921	560/376	228524		37

Date: October 24, 2014	132

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

CISS #74	407922	560/377	228525	38
CISS #75	407923	560/378	228526	39
CISS #76	407924	560/379	228527	40
CISS #77	407925	560/380	228528	41
CISS #78	407926	560/381	228529	42
CISS #79	407927	560/382	228530	43
CISS #80	407928	560/383	228531	44
CISS #81	407929	560/384	228532	45
CISS #82	407930	560/385	228533	46
CISS #83	407931	560/386	228534	47
CISS #84	407932	560/387	228535	48
CISS #85	407933	560/388	228536	49
CISS #86	407934	560/389	228537	50
CISS #87	407935	560/390	228538	51
PP 1	829752	2/22680	484937	52
PP 2	829753	2/22681	484938	53
PP 3	829754	2/22682	484939	54
PP 4	829755	2/22683	484940	55
PP 5	829756	2/22684	484941	56
PP 6	829757	2/22685	484942	57
PP 7	829758	2/22686	484943	58
PP 8	829759	2/22687	484944	59
PP 9	829760	2/22688	484945	60
PP 10	829761	2/22689	484946	61
PP 11	829762	2/22690	484947	62
PP 12	829763	2/22691	484948	63
PP 13	829764	2/22692	484949	64
PP 14	829765	2/22693	484950	65
PP 15	829766	2/22694	484951	66
PP 16	829767	2/22695	484952	67
PP 17	829768	2/22696	484953	68
PP 18	829769	2/22697	484954	69
PP 19	829770	2/22698	484955	70
PP 20	829771	2/22699	484956	71
PP 21	829772	2/22700	484957	72
PP 22	829773	2/22701	484958	73
PP 23	829774	2/22702	484959	74
PP 24	829775	2/22703	484960	75
PP 25	829776	2/22704	484961	76
PP 26	829777	2/22705	484962	77
PP 27	829778	2/22706	484963	78
PP 28	829779	2/22707	484964	79

Date: October 24, 2014	133

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

PP 29	829780	2/22708	484965	80
PP 30	829781	2/22709	484966	81
PP 31	829782	2/22710	484967	82
PP 32	829783	2/22711	484968	83
PP 33	829784	2/22712	484969	84
PP 34	829785	2/22713	484970	85
PP 35	829786	2/22714	484971	86
PP 36	829787	2/22715	484972	87
PP 37	829788	2/22716	484973	88
PP 38	829789	2/22717	484974	89
PP 39	829790	2/22718	484975	90
PP 40	829791	2/22719	484976	91
PP 41	829792	2/22720	484977	92
PP 42	829793	2/22721	484978	93
PP 43	829794	2/22722	484979	94
PP 44	829795	2/22723	484980	95
PP 45	829796	2/22724	484981	96
PP 46	829797	2/22725	484982	97
PP 59	829810	2/22738	484995	98
PP 60	829811	2/22739	484996	99
PP 61	829812	2/22740	484997	100
PP 62	829813	2/22741	484998	101
PP 63	829814	2/22742	484999	102
PP 64	829815	2/22743	485000	103
PP 65	829816	2/22744	485001	104
PP 66	829817	2/22745	485002	105
PP 67	829818	2/22746	485003	106
PP 68	829819	2/22747	485004	107
PP 69	829820	2/22748	485005	108
PP 70	829821	2/22749	485006	109
PP 71	829822	2/22750	485007	110
PP 72	829823	2/22751	485008	111
PP 73	829824	2/22752	485009	112
PP 74	829825	2/22753	485010	113
PP 75	829826	2/22754	485011	114
PP 76	829827	2/22755	485012	115
PP 77	881622	4/57463	526778	116
PP 78	881623	4/57464	526779	117
PP 79	881624	4/57465	526780	118
*PIN NO 1	698494	854/764	352404	119
*PIN NO 2	698495	854/765	352405	120
*PIN NO 3	698496	854/766	352406	121

Date: October 24, 2014	134

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

*PIN NO 4	698497	854/767	352407	122
*PIN NO 5	698498	854/768	352408	123
*PIN NO 6	698499	854/769	352409	124
*PIN NO 7	698500	854/770	352410	125
*PIN NO 8	698501	854/771	352411	126
*PIN NO 9	698502	854/772	352412	127
*PIN NO 10	698503	854/773	352413	128
*PIN NO 11	698504	854/774	352414	129
*PIN NO 12	698505	854/775	352415	130
TC #1	125639	304/6	127282	131
TC #2	125640	304/7	127283	132
TC #3	125641	304/8	127284	133
TC #4	125642	304/9	127285	134
TC #5	125643	304/10	127286	135
TC #6	125644	304/11	127287	136
TC #7	125645	304/12	127288	137
TC #8	125646	304/13	127289	138
TC #9	125647	304/14	127290	139
TC #10	125648	304/15	127291	140
TC #11	133862	309/184	129702	141
TC #12	148871	329/58	137481	142
TC #13	148872	329/59	137482	143
TC #14	148873	329/60	137483	144
TC #15	148874	329/61	137484	145
TC #16	148875	329/62	137485	146
TC #17	148876	329/63	137486	147
TC #18	148877	329/64	137487	148
TC #19	148878	329/65	137488	149
TC #20	148879	329/66	137489	150
TC #21	148880	329/67	137490	151
TC #22	148881	329/68	137491	152
TC #23	148882	329/69	137492	153
TC #24	148883	329/70	137493	154
TC #25	148884	329/71	137494	155
TC #26	148885	329/72	137495	156
TC #27	148886	329/73	137496	157
TC #28	148887	329/74	137497	158
TC #29	403761	558/426	227892	159
TC #30	403762	558/427	227893	160
TC #31	403763	558/428	227894	161
TC #32	403764	558/429	227895	162
TC #33	403765	558/430	227896	163

Date: October 24, 2014	135

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

TC #34	403766	558/431	227897	164
TC #35	403767	558/432	227898	165
TC #36	403768	558/433	227899	166
TC #37	403769	558/434	227900	167
TC #38	403770	558/435	227901	168
TC #39	403771	558/436	227902	169
*Unpatented Lode Claims in the name of Cyprus Gold Expl Co.

End Part 1
GSV Lode Claims Pinion; 169 Total

Part 2 Pinion Property – Unpatented Claims Leased by Gold Standard Ventures (US) Inc; 2 Total
Claim Name/Number	Ser No	County Book; Page	Document	Amended County Number	Count
JOE PP 56	898185	5/20346	535441		1
JOE PP 58	898186	5/20348	535442		2

Date: October 24, 2014	136

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

  APPENDIX 3
Assay Certificates for 2013 Pinion Rock and Core Sampling

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221   Fax: 604 984 0218   www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 1
Finalized Date: 14- MAR- 2014
Account: TTB

CERTIFICATE VA14034308

Project: Gold Std Ventures- Pinon Prop.

P.O. No.: 99857

This report is for 5 Rock samples submitted to our lab in Vancouver, BC, Canada on 6- MAR- 2014.

The following have access to data associated with this certificate:

MIKE DUFRESNE	ANDREW TURNER	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI- 21	Received Sample Weight
LOG- 22	Sample login - Rcd w/o BarCode
CRU- QC	Crushing QC Test
PUL- QC	Pulverizing QC Test
CRU- 31	Fine crushing - 70% <2mm
SPL- 21	Split sample - riffle splitter
PUL- 31	Pulverize split to 85% <75 um

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME- ICP61	33 element four acid ICP- AES	ICP- AES
Au- AA25	Ore Grade Au 30g FA AA finish	AAS

To: APEX GEOSCIENCE LTD.
ATTN: ANDREW TURNER
200- 9797 45 AVE
EDMONTON AB T6E 5V8

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

***** See Appendix Page for comments regarding this certificate *****

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

Date: October 24, 2014	137

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

ALS Minerals
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - A
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method	WEI-21	Au-AA25	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
	Analyte	Recvd Wt.	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga
	Units	kg	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%	ppm
	LOR	0.02	0.01	0.5	0.01	5	10	0.5	2	0.01	0.5	1	1	1	0.01	10
13ATP001		1.14	0.17	5.1	1.36	203	7620	0.7	2	0.05	<0.5	2	32	34	1.00	<10
13ATP002		1.08	0.48	5.8	1.54	345	4750	0.6	3	0.05	0.7	1	37	17	1.37	<10
13ATP003		1.14	0.63	17.5	0.67	159	3450	<0.5	2	0.09	<0.5	2	19	12	0.72	<10
13ATP004		0.80	2.33	16.9	0.74	482	5360	0.5	<2	8.47	0.5	<1	19	9	1.54	<10
13ATP005		1.94	7.64	12.1	0.24	346	4260	<0.5	4	0.05	<0.5	1	17	6	0.84	<10

***** See Appendix Page for comments regarding this certificate *****

Date: October 24, 2014	138

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

ALS Minerals

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - B
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method Analyte Units LOR	ME- ICP61 K % 0.01	ME- ICP61 La ppm 10	ME- ICP61 Mg % 0.01	ME- ICP61 Mn ppm 5	ME- ICP61 Mo ppm 1	ME- ICP61 Na % 0.01	ME- ICP61 Ni ppm 1	ME- ICP61 P ppm 10	ME- ICP61 Pb ppm 2	ME- ICP61 S % 0.01	ME- ICP61 Sb ppm 5	ME- ICP61 Sc ppm 1	ME- ICP61 Sr ppm 1	ME- ICP61 Th ppm 20	ME- ICP61 Ti % 0.01
13ATP001		0.48	10	0.06	42	1	<0.01	6	100	2	0.24	34	2	148	<20	0.07
13ATP002		0.43	10	0.07	32	5	<0.01	13	190	6	0.15	72	2	202	<20	0.07
13ATP003		0.18	10	0.03	32	4	<0.01	7	400	2	0.14	64	1	1140	<20	0.03
13ATP004		0.10	<10	0.04	93	7	<0.01	6	210	4	0.15	80	<1	90	<20	0.01
13ATP005		0.05	<10	0.01	24	3	<0.01	3	60	<2	0.14	1825	<1	688	<20	0.01

***** See Appendix Page for comments regarding this certificate *****

Date: October 24, 2014	139

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221   Fax: 604 984 0218   www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: 2 - C
Total # Pages: 2 (A - C)
Plus Appendix Pages
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

Sample Description	Method Analyte Units LOR	ME- ICP61 Tl ppm 10	ME- ICP61 U ppm 10	ME- ICP61 V ppm 1	ME- ICP61 W ppm 10	ME- ICP61 Zn ppm 2
13ATP001		<10	<10	33	<10	12
13ATP002		<10	<10	52	<10	86
13ATP003		10	<10	23	<10	18
13ATP004		<10	<10	14	<10	97
13ATP005		10	<10	4	<10	23

***** See Appendix Page for comments regarding this certificate *****

Date: October 24, 2014	140

Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA

ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alsglobal.com

To: APEX GEOSCIENCE LTD.
200- 9797 45 AVE
EDMONTON AB T6E 5V8

Page: Appendix 1
Total # Appendix Pages: 1
Finalized Date: 14- MAR- 2014
Account: TTB

Project: Gold Std Ventures- Pinon Prop.

CERTIFICATE OF ANALYSIS VA14034308

CERTIFICATE COMMENTS

LABORATORY ADDRESSES

Processed at ALS Vancouver located at 2103 Dollarton Hwy, North Vancouver, BC, Canada.

Applies to Method:	Au- AA25	CRU- 31	CRU- QC	LOG- 22
	ME- ICP61	PUL- 31	PUL- QC	SPL- 21
	WEI- 21

Date: October 24, 2014	141